
10010132

2009


Texas Instruments

Annual Report
Notice of 2010 Annual Meeting & Proxy Statement



To our shareholders

For many, 2009 is a year best forgotten. But for TI, it's a year to be remembered.

In the face of an historic economy of whipsawing contraction and growth, we accelerated our commitment to Analog and Embedded Processing by investing in new products and redeploying resources from less promising areas. The soundness of our strategy was underscored as we improved our growth relative to our competitors each quarter of the year. We have strong momentum going into 2010.

Through the downturn, we continued to increase investments in areas that we believe will fuel future growth. For example, we expanded our field sales and applications resources to serve customers in fast-growing regions like China, India and Eastern Europe. We made strategic acquisitions to bolster the portfolios of our core businesses. Luminary Micro expanded our Embedded Processing microcontroller offerings, while CICLON Semiconductor strengthened our Analog power management portfolio.

We expanded Kilby Labs, which provides an environment where TI technologists can innovate, collaborate and test their ideas. And we established new product lines to penetrate important opportunities in the LED lighting, smart metering and solar energy markets.

We were also one of the very few semiconductor companies to expand our manufacturing capacity in the downturn to position our company for future growth. We began to outfit the world's first 300-millimeter analog manufacturing facility, RFAB, in Richardson, Texas, which will let us ship $3 billion more in Analog products when fully equipped. We also added 800,000 square feet of assembly/test capacity with our new TI Clark facility located in the Philippines.

Our financial performance in 2009 offered a glimpse into the power of a business model focused on Analog and Embedded Processing. By the time the downturn troughed in the first quarter of 2009, TI revenue had declined 38 percent from six months earlier, one of the steepest drops in our history. This decline was followed by an unprecedented 44 percent snapback in cumulative growth in the following three quarters. Yet, through it all, TI remained profitable, demonstrating a resiliency that often eluded us in prior downturns. For the year, revenue dropped 17 percent, but our operating margin was virtually unchanged from 2008, and in the fourth quarter of 2009, our operating margin set a new record high.

In this environment, our manufacturing operations demonstrated their agility. As demand declined, we slowed and temporarily suspended many of our operations to minimize costs, while being careful not to impair our long-term ability to grow. When demand unexpectedly turned back up in the second quarter, our operations responded again, doubling production output inside of six months. Even so, the rapid growth in demand for our products required additional capital spending in the second half of the year as we work to deliver the volume of products our customers need.

We also returned value directly to you, our shareholders, by continuing to repurchase stock and paying higher dividends. While many companies suspended their stock repurchases in the downturn, TI bought back our stock in every quarter of 2009, repurchasing almost $1 billion in total and reducing our outstanding shares another 3 percent. In addition, we paid over half a billion dollars in dividends and raised our dividend for the sixth consecutive year. Even with our capacity expansions, stock repurchases and dividends, our cash and short-term investments increased by $385 million to more than $2.9 billion.

The most important thing we learned in 2009 is that our work is not yet done. Our positions in Analog and Embedded Processing are strong, but we have the opportunity to make them much stronger. That's our mission for 2010.

Richard K. Templeton
Chairman, President and
Chief Executive Officer

Financial statements table of contents

Notice of 2010 annual meeting of stockholders and proxy statement

Consolidated statements of income

[Millions of dollars, except share and per-share amounts]

	For Years Ended December 31,		
	2009	2008	2007
Revenue	**$ 10,427**	$ 12,501	$ 13,835
Cost of revenue	**5,428**	6,256	6,466
Gross profit	**4,999**	6,245	7,369
Research and development	**1,476**	1,940	2,140
Selling, general and administrative	**1,320**	1,614	1,680
Restructuring expense	**212**	254	52
Operating profit	**1,991**	2,437	3,497
Other income (expense) net	**26**	44	195
Income from continuing operations before income taxes	**2,017**	2,481	3,692
Provision for income taxes	**547**	561	1,051
Income from continuing operations	**1,470**	1,920	2,641
Income from discontinued operations, net of income taxes	**—**	—	16
Net income	**$ 1,470**	$ 1,920	$ 2,657
Basic earnings per common share:			
Income from continuing operations	**$ 1.16**	$ 1.46	$ 1.86
Net income	**$ 1.16**	$ 1.46	$ 1.87
Diluted earnings per common share:			
Income from continuing operations	**$ 1.15**	$ 1.44	$ 1.82
Net income	**$ 1.15**	$ 1.44	$ 1.83
Average shares outstanding (millions):			
Basic	**1,260**	1,308	1,417
Diluted	**1,269**	1,321	1,444
Cash dividends declared per share of common stock	**$ 0.45**	$ 0.41	$ 0.30

See accompanying notes.

Consolidated statements of comprehensive income

[Millions of dollars]

	For Years Ended December 31,		
	2009	2008	2007
Income from continuing operations	**$ 1,470**	$ 1,920	$ 2,641
Other comprehensive income (loss):			
Available-for-sale investments:			
Unrealized gains (losses), net of tax benefit (expense) of ($9), $20 and ($3)	**17**	(38)	8
Reclassification of recognized transactions, net of tax benefit (expense) of ($3), $0 and $0	**6**	—	(1)
Net actuarial loss of defined benefit plans:			
Annual adjustment, net of tax benefit (expense) of ($38), $282 and ($19)	**91**	(476)	5
Reclassification of recognized transactions, net of tax benefit (expense) of ($27), ($17) and ($12)	**62**	32	28
Prior service cost of defined benefit plans:			
Annual adjustment, net of tax benefit (expense) of $1, $1 and $2	**(1)**	14	(2)
Reclassification of recognized transactions, net of tax benefit (expense) of $3, ($1) and $1	**(6)**	2	1
Total	**169**	(466)	39
Total comprehensive income from continuing operations	**1,639**	1,454	2,680
Income from discontinued operations, net of income taxes	**—**	—	16
Total comprehensive income	**$ 1,639**	$ 1,454	$ 2,696

See accompanying notes.

Consolidated balance sheets

[Millions of dollars, except share amounts]

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,182**	$ 1,046
Short-term investments	**1,743**	1,494
Accounts receivable, net of allowances	**1,277**	913
Inventories	**1,202**	1,375
Deferred income taxes	**546**	695
Prepaid expenses and other current assets	**164**	267
Total current assets	**6,114**	5,790
Property, plant and equipment at cost	**6,705**	7,321
Less accumulated depreciation	**(3,547)**	(4,017)
Property, plant and equipment, net	**3,158**	3,304
Long-term investments	**637**	653
Goodwill	**926**	840
Acquisition-related intangibles	**124**	91
Deferred income taxes	**926**	990
Capitalized software licenses, net	**119**	182
Overfunded retirement plans	**64**	17
Other assets	**51**	56
Total assets	**$ 12,119**	$ 11,923
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 503**	$ 324
Accrued expenses and other liabilities	**841**	1,034
Income taxes payable	**128**	40
Accrued profit sharing and retirement	**115**	134
Total current liabilities	**1,587**	1,532
Underfunded retirement plans	**425**	640
Deferred income taxes	**67**	59
Deferred credits and other liabilities	**318**	366
Total liabilities	**2,397**	2,597
Stockholders' equity:		
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	**—**	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2009 – 1,739,811,721; 2008 – 1,739,718,073	**1,740**	1,740
Paid-in capital	**1,086**	1,022
Retained earnings	**22,066**	21,168
Less treasury common stock at cost. Shares: 2009 – 499,693,704; 2008 – 461,822,215	**(14,549)**	(13,814)
Accumulated other comprehensive income (loss), net of taxes	**(621)**	(790)
Total stockholders' equity	**9,722**	9,326
Total liabilities and stockholders' equity	**$ 12,119**	$ 11,923

See accompanying notes.

Consolidated statements of cash flows

[Millions of dollars]

	For Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 1,470**	$ 1,920	$ 2,657
Adjustments to net income:			
Income from discontinued operations	**—**	—	(16)
Depreciation	**877**	1,022	1,022
Stock-based compensation	**186**	213	280
Amortization of acquisition-related intangibles	**48**	37	48
Gains on sales of assets	**—**	—	(39)
Deferred income taxes	**146**	(182)	34
Increase (decrease) from changes in:			
Accounts receivable	**(364)**	865	40
Inventories	**177**	43	11
Prepaid expenses and other current assets	**35**	(125)	13
Accounts payable and accrued expenses	**(17)**	(382)	77
Income taxes payable	**73**	38	304
Accrued profit sharing and retirement	**(16)**	(84)	33
Other	**28**	(35)	(57)
Net cash provided by operating activities	**2,643**	3,330	4,407
Cash flows from investing activities:			
Additions to property, plant and equipment	**(753)**	(763)	(686)
Proceeds from sales of assets	**—**	—	61
Purchases of short-term investments	**(2,273)**	(1,746)	(5,035)
Sales and maturities of short-term investments	**2,030**	1,300	5,981
Purchases of long-term investments	**(9)**	(9)	(30)
Redemptions and sales of long-term investments	**64**	55	11
Acquisitions, net of cash acquired	**(155)**	(19)	(87)
Net cash (used in) provided by investing activities	**(1,096)**	(1,182)	215
Cash flows from financing activities:			
Payments on long-term debt	**—**	—	(43)
Dividends paid	**(567)**	(537)	(425)
Sales and other common stock transactions	**109**	210	761
Excess tax benefit from stock option exercises	**1**	19	116
Stock repurchases	**(954)**	(2,122)	(4,886)
Net cash used in financing activities	**(1,411)**	(2,430)	(4,477)
Net increase (decrease) in cash and cash equivalents	**136**	(282)	145
Cash and cash equivalents at beginning of year	**1,046**	1,328	1,183
Cash and cash equivalents at end of year	**$ 1,182**	$ 1,046	$ 1,328

See accompanying notes.

Consolidated statements of stockholders' equity

[Millions of dollars, except per-share amounts]

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2006	$ 1,739	$ 885	$ 17,529	$ (8,430)	$ (363)
2007					
Net income	—	—	2,657	—	—
Dividends declared on common stock ($.30 per share)	—	—	(425)	—	—
Common stock issued on exercise of stock options	1	(437)	—	1,191	—
Stock repurchases	—	—	—	(4,921)	—
Stock-based compensation transactions	—	280	—	—	—
Tax impact from exercise of options	—	204	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	39
Adjustment for uncertain tax positions	—	—	29	—	—
Other	—	(1)	(2)	—	—
Balance, December 31, 2007	1,740	931	19,788	(12,160)	(324)
2008					
Net income	—	—	1,920	—	—
Dividends declared on common stock ($.41 per share)	—	—	(537)	—	—
Common stock issued on exercise of stock options	—	(153)	—	360	—
Stock repurchases	—	—	—	(2,014)	—
Stock-based compensation transactions	—	213	—	—	—
Tax impact from exercise of options	—	31	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(466)
Other	—	—	(3)	—	—
Balance, December 31, 2008	1,740	1,022	21,168	(13,814)	(790)
2009					
Net income	**—**	**—**	**1,470**	**—**	**—**
Dividends declared on common stock ($.45 per share)	**—**	**—**	**(567)**	**—**	**—**
Common stock issued on exercise of stock options	**—**	**(120)**	**—**	**226**	**—**
Stock repurchases	**—**	**—**	**—**	**(961)**	**—**
Stock-based compensation transactions	**—**	**186**	**—**	**—**	**—**
Tax impact from exercise of options	**—**	**(2)**	**—**	**—**	**—**
Other comprehensive income (loss), net of tax	**—**	**—**	**—**	**—**	**169**
Other	**—**	**—**	**(5)**	**—**	**—**
Balance, December 31, 2009	**$ 1,740**	**$1,086**	**$22,066**	**$ (14,549)**	**$ (621)**

See accompanying notes.

Notes to financial statements

1. Description of business and significant accounting policies and practices

Business: At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have three reportable segments, which are established along major product categories as follows:

Analog – consists of high-performance analog (includes data converters, amplifiers and interface products), high-volume analog & logic and power management,

Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications, and

Wireless – consists of DSPs and analog used in basebands for handsets, OMAP™ applications processors and connectivity products for wireless applications.

In addition, we report the results of our remaining business activities in Other. Other includes DLP® products, calculators, reduced-instruction set computing (RISC) microprocessors, application-specific integrated circuits (ASIC) products and royalties received for our patented technology that we license to other electronics companies. See Note 14 for additional information on our business segments.

Acquisitions – In the second quarter of 2009, we expanded our microcontroller portfolio by acquiring Luminary Micro for net cash of $51 million and other consideration of $7 million. We recognized $15 million of goodwill, which is not expected to be deductible for tax purposes, $41 million of intangible assets, and $2 million of other net assets and liabilities. The former Luminary Micro operations were integrated into our Embedded Processing segment.

In the first quarter of 2009, we acquired CICLON Semiconductor Device Corporation (CICLON), a designer of high-frequency, high-efficiency power management semiconductors, for net cash of $104 million and other consideration of $7 million. We recognized $70 million of goodwill, which is not expected to be deductible for tax purposes, $40 million of intangible assets, and $1 million of other net assets and liabilities. The former CICLON operations were integrated into our Analog segment.

In the second quarter of 2008, to obtain design expertise and technology, we made two acquisitions, both of which were integrated into our Analog segment, for net cash of $19 million. We recognized $2 million of goodwill and $13 million of intangible assets.

During 2007, to obtain design expertise and technology, we made three acquisitions, including an asset acquisition, for net cash of $87 million. The asset acquisition was integrated into our Wireless segment and the remaining two acquisitions were integrated into our Analog segment. We recognized $48 million of goodwill and $45 million of intangible assets.

With the exception of the asset acquisition, all acquisitions were accounted for as purchase business combinations. The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Pro forma information has not been presented for these acquisitions because it would not be materially different from amounts reported.

Dispositions – In July 2007, we completed the sale of our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line, which was included in Other, to Infineon Technologies AG (Infineon) for $61 million and recognized a pre-tax gain of $39 million in cost of revenue.

Discontinued operations – Income from discontinued operations in 2007 of $16 million (or $0.01 per share) includes an income tax benefit related to a reduction of a state tax liability associated with the sale of our former Sensors & Controls business, which was renamed Sensata Technologies (Sensata).

Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein, except for the adoption of:

- A new accounting standard on business combinations as of January 1, 2009, the impact of which was not significant, and
- A new accounting standard on fair-value measurements for financial assets and liabilities as of January 1, 2008, and for non-financial assets and liabilities as of January 1, 2009, which primarily resulted in additional disclosures regarding fair-value measurements.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. All amounts in the notes reference continuing operations unless otherwise indicated.

The preparation of financial statements requires the use of estimates from which final results may vary.

Revenue recognition: We recognize revenue from direct sales of our products to our customers, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; and when collectibility is reasonably assured. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.

We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We also grant discounts to some distributors for prompt payments. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances for this type of credit, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.

We also provide distributors an allowance to scrap certain slow-moving or obsolete products in their inventory, estimated as a negotiated fixed percentage of each distributor's purchases from us. In addition, if we publish a new price for a product that is lower than that paid by distributors for the same product still remaining in each distributor's on-hand inventory, we may credit them for the difference between those prices. The allowance for this type of credit is based on the identified product price difference applied to our estimate of each distributor's on-hand inventory of that product. We believe we can reasonably and reliably estimate allowances for credits to distributors in a timely manner.

We determine the amount and timing of royalty revenue based on our contractual agreements with intellectual property licensees. We recognize royalty revenue when earned under the terms of the agreements and when we consider realization of payment to be probable. Where royalties are based on a percentage of licensee sales of royalty-bearing products, we recognize royalty revenue by applying this percentage to our estimate of applicable licensee sales. We base this estimate on historical experience and an analysis of each licensee's sales results. Where royalties are based on fixed payment amounts, we recognize royalty revenue ratably over the term of the royalty agreement. Where warranted, revenue from licensees may be recognized on a cash basis.

We include shipping and handling costs in cost of revenue.

Stock-based compensation: We have several stock-based employee compensation plans, which are more fully described in Note 3. We account for all awards granted under those plans at fair value and estimate fair values for non-qualified stock options using the Black-Scholes option-pricing model with the assumptions listed in Note 3.

Advertising costs: We expense advertising and other promotional costs as incurred. This expense was $42 million in 2009, $123 million in 2008 and $194 million in 2007.

Income taxes: We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences of events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Other assessed taxes: Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our statements of income on a net (excluded from revenue) basis.

Earnings per share (EPS): In 2008, the Financial Accounting Standards Board (FASB) issued an update to Accounting Standards Codification (ASC) 260, *Earnings per Share*, that required us to calculate EPS using the two-class method beginning January 1, 2009. As a result, unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities. Under the two-class method, a portion of income from continuing operations or net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS allocated to common stock, as shown in the table below. We have adopted the two-class method retroactively and, as a result, all prior period earnings per share data presented herein have been adjusted to conform to these provisions. The adoption of this standard resulted in a decrease of $.01 per share to the previously reported basic and diluted EPS for 2008 and a decrease of $.01 to the previously reported diluted EPS for 2007.

Computation and reconciliation of earnings per common share from continuing operations are as follows (shares in millions):

	2009			2008			2007		
	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS
Basic EPS:									
Income	**$1,470**			$1,920			$2,641		
Less income allocated to RSUs	**(14)**			(12)			(10)		
Income allocated to common stock for basic EPS calculation	**$1,456**	**1,260**	**$1.16**	$1,908	1,308	$1.46	$2,631	1,417	$1.86
Adjustment for dilutive shares:									
Stock-based compensation plans		**9**			13			27	
Diluted EPS:									
Income	**$1,470**			$1,920			$2,641		
Less income allocated to RSUs	**(14)**			(12)			(10)		
Income allocated to common stock for diluted EPS calculation	**$1,456**	**1,269**	**$1.15**	$1,908	1,321	$1.44	$2,631	1,444	$1.82

Options to purchase 135 million, 123 million and 46 million shares of common stock were outstanding during 2009, 2008, and 2007 that were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Investments: We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. More specific details are as follows:

Cash equivalents and short-term investments: We consider investments in debt securities with original maturities of three months or less to be cash equivalents. We consider investments in liquid debt securities with maturities beyond three months from the date of our investment as being available for use in current operations, and include these investments in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.

Long-term investments: Long-term investments consist of auction-rate securities (debt instruments with variable interest rates), mutual funds, venture capital funds and non-marketable equity securities.

Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available-for-sale, trading, equity method or cost method investments, which are more fully described in Note 7. We determine cost or amortized cost, as appropriate, on a specific identification basis.

Inventories: Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates costs on a first-in first-out basis. Standard costs are based on the normal utilization of installed factory capacity. Costs associated with underutilization of capacity are expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory, as we retain full title and rights to the product.

We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory includes a salability and obsolescence allowance based on an analysis of historical disposal activity. We write off inventory in the period in which disposal occurs.

Property, plant and equipment and other capitalized costs: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. We amortize acquisition-related intangibles on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Impairments of long-lived assets: We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Any impairment charge is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows (DCF).

Goodwill: Goodwill is not amortized but is reviewed for impairment annually, or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated carrying value including goodwill.

Foreign currency: The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Inventories, and property, plant and equipment and depreciation thereon, are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to other income (expense) net (OI&E).

Derivatives and hedging: We use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not use derivatives for speculative or trading purposes. We do not apply hedge accounting to our foreign currency derivative instruments.

Changes in accounting standards: In June 2009, the FASB Accounting Standards Codification™ (Codification) became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards, but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF), FASB Staff Position (FSP), etc. Authoritative standards included in the Codification are designated by their ASC topical reference, and new standards issued after July 1, 2009, are designated as Accounting Standards Updates (ASUs), with a year and assigned sequence number. References to prior standards have been updated to reflect the new system.

In October 2009, the FASB concurrently issued the following ASUs:

- ASU No. 2009 – 14 - *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements.* This standard removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance.
- ASU No. 2009 – 13 - *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements.* This standard modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services and support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements.

We expect to apply these standards on a prospective basis for revenue arrangements entered into or materially modified beginning January 1, 2011. We have evaluated the potential impact of these standards and expect they will have no significant impact on our financial position and results of operations.

2. Restructuring activities

Costs incurred with restructuring activities generally consist of voluntary and involuntary severance-related expenses, asset impairments and other costs to exit activities. We recognize voluntary termination benefits when the employee accepts the offered benefit arrangement. We recognize involuntary severance-related expenses depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. We recognize involuntary severance-related expenses associated with an ongoing benefit arrangement once they are probable and the amounts are estimable. We recognize involuntary severance-related expenses associated with a one-time benefit arrangement once the benefits have been communicated to employees.

Restructuring activities have also resulted in asset impairments, which are included in restructuring expense and are recorded as an adjustment to the basis of the asset, not as a liability relating to a restructuring charge. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is held to be sold, we write down the carrying value to its net realizable value and cease depreciation.

2008 and 2009 actions

In October 2008, we announced actions to reduce expenses in our Wireless segment, especially our baseband operation. In January 2009, we announced actions that included broad-based employment reductions to align our spending with weakened demand. Combined, these actions eliminated about 3,900 jobs; they were completed in 2009.

2007 actions

In January 2007, we announced plans to change how we develop advanced digital manufacturing process technology. Instead of separately creating our own core process technology, we now work collaboratively with our foundry partners to specify and drive the next generations of digital process technology. Additionally, we stopped production at an older digital factory. These actions eliminated about 300 jobs and were completed in 2007.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2008 and 2009 Actions		2007 Action	
	Severance and Benefits	Impairments and Other Charges	Impairments and Other Charges	Total
Accrual at December 31, 2007	$ —	$ —	$ 17	$ 17
Restructuring expense	218	12	24	254
Non-cash charges	(30)*	(7)	(28)	(65)
Payments	(2)	—	(8)	(10)
Remaining accrual at December 31, 2008	186	5	5	196
Restructuring expense	**201**	**11**	**—**	**212**
Non-cash (charges) credit	**(26)***	**1**	**(4)**	**(29)**
Payments	**(277)**	**(7)**	**—**	**(284)**
Remaining accrual at December 31, 2009	**$ 84**	**$ 10**	**$ 1**	**$ 95**

* Reflects charges and credits for postretirement benefit plan settlement, curtailment and special termination benefits.

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

Restructuring expense recognized by segment from the actions above are as follows:

	2009	2008	2007
Analog	**$ 87**	$ 60	$ 18
Embedded Processing	**43**	24	4
Wireless	**59**	130	20
Other	**23**	40	10
Total restructuring expense	**$ 212**	$254	$52

3. Stock-based compensation

	2009	2008	2007
Stock-based compensation expense recognized:			
Cost of revenue	**$ 35**	$ 41	$ 53
Research and development	**54**	62	83
Selling, general and administrative	**97**	110	144
Total	**$186**	$ 213	$280

These amounts include expense related to non-qualified stock options, RSUs and to stock options offered under our employee stock purchase plan.

We issue awards of non-qualified stock options generally with graded vesting provisions (e.g., 25 percent per year for four years). In such cases, we recognize the related compensation cost on a straight-line basis over the minimum service period required for vesting of the award. For awards to employees who are retirement eligible or nearing retirement eligibility, we recognize compensation cost on a straight-line basis over the longer of the service period required to be performed by the employee in order to earn the award, or a six-month period.

We also issue RSUs, which generally vest four years after the date of grant. In such cases, we recognize the related compensation costs on a straight-line basis over the vesting period.

Fair value methods and assumptions

We estimate the fair values for non-qualified stock options under the long-term incentive plans and director plans using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Weighted average grant date fair value, per share	**$ 5.43**	$8.86	$9.72
Weighted average assumptions used:			
Expected volatility	**48%**	31%	28%
Expected lives	**5.9 yrs**	5.7 yrs	5.6 yrs
Risk-free interest rates	**2.63%**	3.01%	4.73%
Expected dividend yields	**2.94%**	1.34%	0.57%

We determine expected volatility on all options granted after July 1, 2005, using available implied volatility rates rather than on an analysis of historical volatility. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.

We determine expected lives of options based on the historical share option exercise experience of our optionees using a rolling 10-year average. We believe the historical experience method is the best estimate of future exercise patterns currently available.

Risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

Expected dividend yields are based on the approved annual dividend rate in effect and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.

The fair value per share of RSUs that we grant is determined based on the market price of our common stock on the date of grant.

The TI Employees 2005 Stock Purchase Plan is a discount-purchase plan and consequently, the Black-Scholes option-pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans

We have stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, the Texas Instruments 2000 Long-Term Incentive Plan, the Texas Instruments 2003 Long-Term Incentive Plan and the Texas Instruments 2009 Long-Term Incentive Plan. No further grants may be made under the 1996, 2000 or 2003 plans. We also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a 10-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.

We have RSUs outstanding under the 2000 Long-Term Incentive Plan, the 2003 Long-Term Incentive Plan and the 2009 Long-Term Incentive Plan. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient's retirement date.

Under the 2009 Long-Term Incentive Plan approved by stockholders in April 2009, we may grant stock options, including incentive stock options, restricted stock and RSUs, performance units and other stock-based awards. The plan provides for the issuance of 75,000,000 shares of TI common stock. Shares issued under acquisition-related replacement awards do not count against the shares available for grant under the plan. In addition, if a stock-based award (other than an acquisition-related replacement award) under any predecessor plan terminates, the unissued shares subject to the award become available for grant under the 2009 plan.

Under our 2003 Director Compensation Plan, we made annual grants of stock options, RSUs and other stock-based awards to each non-employee director. Beginning in 2007, the plan provided for annual grants of 2,500 RSUs and of a stock option for 7,000 shares. The plan also provided for a one-time grant of 2,000 RSUs to each new non-employee director of TI. No further grants of stock-based awards may be made under the 2003 Director Compensation Plan.

In April 2009, our stockholders approved the Texas Instruments 2009 Director Compensation Plan. The plan permits the grant of stock options, RSUs and other stock-based awards to non-employee directors, as well as issuance of TI common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for annual grants to non-employee directors, and for a one-time grant of RSUs to each new non-employee director, at the same levels described above under the 2003 plan. The plan provides for the issuance of 2,000,000 shares of TI common stock.

Stock option and RSU transactions under the above-mentioned long-term incentive and director compensation plans (including assumed stock options previously granted under the Burr-Brown and Radia Communications, Inc. plans) during 2009 were as follows:

	Stock Options		Restricted Stock Units	
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share
Outstanding grants, December 31, 2008	182,465,078	$31.29	10,350,724	$28.63
Granted	**15,227,681**	**14.99**	**5,778,648**	**15.78**
Vested RSUs	**—**	**—**	**(1,149,500)**	**24.05**
Expired and forfeited	**(19,659,953)**	**27.91**	**(570,870)**	**28.02**
Exercised	**(3,319,584)**	**16.67**	**—**	**—**
Outstanding grants, December 31, 2009	**174,713,222**	**$30.53**	**14,409,002**	**$23.86**

The weighted average grant-date fair value of RSUs granted during the years 2009, 2008 and 2007 was $15.78, $29.09 and $29.46 per share. For the years ended December 31, 2009, 2008 and 2007, the total fair value of shares vested from RSU grants was $28 million, $20 million and $12 million.

Summarized information about stock options outstanding under the various long-term plans mentioned above at December 31, 2009, is as follows:

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price per Share	Number Exercisable (shares)	Weighted Average Exercise Price per Share
$ .26 to 10.00	**40,159**	**2.6**	**$ 5.32**	**40,159**	**$ 5.32**
10.01 to 20.00	**39,622,107**	**5.4**	**15.76**	**24,552,126**	**16.24**
20.01 to 30.00	**53,831,869**	**4.6**	**25.87**	**43,773,811**	**25.11**
30.01 to 40.00	**51,033,106**	**4.0**	**33.08**	**46,645,309**	**33.14**
40.01 to 50.00	**329,260**	**0.9**	**43.87**	**329,260**	**43.87**
50.01 to 84.32	**29,856,721**	**0.5**	**54.05**	**29,856,721**	**54.05**
$ .26 to 84.32	**174,713,222**	**3.9**	**$30.53**	**145,197,386**	**$32.18**

During the years ended December 31, 2009, 2008 and 2007, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised under these plans was $21 million, $110 million and $606 million.

Summarized information as of December 31, 2009, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	**173,539,877**	**145,197,386**
Weighted average remaining contractual life	**3.9 yrs**	**3.0 yrs**
Weighted average exercise price per share	**$ 30.60**	**$ 32.18**
Intrinsic value	**$ 475**	**$ 316**

(a) Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $483 million.

As of December 31, 2009, the total future compensation cost related to unvested stock options and RSUs not yet recognized in the statements of income was $117 million and $139 million. Of that total, $118 million, $85 million, $48 million and $5 million will be recognized in 2010, 2011, 2012 and 2013.

Employee stock purchase plan

Under the TI Employees 2005 Stock Purchase Plan, options are offered to all eligible employees in amounts based on a percentage of the employee's compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.

Options outstanding under the plan at December 31, 2009, had an exercise price of $22.11 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2009.

Employee stock purchase plan transactions during 2009 were as follows:

	Employee Stock Purchase Plan (shares) (a)	Exercise Price
Outstanding grants, December 31, 2008	1,039,543	$13.64
Granted	**3,009,785**	**17.75**
Exercised	**(3,469,647)**	**15.79**
Outstanding grants, December 31, 2009	**579,681**	**$22.11**

(a) Excludes options offered but not granted.

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2009, 2008 and 2007 was $3.13, $3.37 and $5.10 per share. During the years ended December 31, 2009, 2008 and 2007, the total intrinsic value of options exercised under these plans was $10 million, $11 million and $11 million.

Effect on shares outstanding and treasury shares

Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 6,695,583 in 2009; 11,217,809 in 2008 and 39,791,295 in 2007; and previously unissued common shares of 93,648 in 2009; 85,472 in 2008 and 511,907 in 2007.

Upon vesting of RSUs, we issued treasury shares of 977,728 in 2009; 544,404 in 2008 and 515,209 in 2007; and previously unissued common shares of zero in 2009; zero in 2008 and 12,000 in 2007.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2009	
Shares	Long-term Incentive and Director Compensation Plans	TI Employees 2005 Stock Purchase Plan
Available for future grant	**79,542,009**	**31,935,700**
Reserved for issuance (a)	**268,802,866**	**32,515,381**

(a) Includes 138,633 shares credited to directors' deferred compensation accounts that may settle in shares of TI common stock on a one-for-one basis. These shares are not included as grants outstanding at December 31, 2009.

Effect on cash flows

Cash received from the exercise of options was $109 million in 2009, $210 million in 2008 and $761 million in 2007. The related net tax impact realized was ($2) million, $31 million and $204 million (which includes excess tax benefits realized of $1 million, $19 million and $116 million) in 2009, 2008 and 2007.

4. Profit sharing plans

Profit sharing benefits are generally formulaic and determined by one or more subsidiary or company-wide financial metrics. We pay profit sharing benefits primarily under the company-wide TI Employee Profit Sharing Plan. This plan provides for profit sharing to be paid based solely on TI's operating margin for the full calendar year. Under this plan, TI must achieve a minimum threshold of 10 percent operating margin before any profit sharing is paid. At 10 percent operating margin, profit sharing will be 2 percent of eligible payroll. The maximum amount of profit sharing available under the plan is 20 percent of eligible payroll, which is paid only if TI's operating margin is at or above 35 percent for a full calendar year.

We recognized $102 million, $121 million and $180 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2009, 2008 and 2007.

5. Income taxes

Income from continuing operations before income taxes	U.S.	Non-U.S.	Total
2009	**$1,375**	**$642**	**$2,017**
2008	1,749	732	2,481
2007	2,738	954	3,692

Provision (benefit) for income taxes	U.S. Federal	Non-U.S.	U.S. State	Total
2009:				
Current	**$ 334**	**$ 63**	**$ 4**	**$ 401**
Deferred	**117**	**30**	**(1)**	**146**
Total	**$ 451**	**$ 93**	**$ 3**	**$ 547**
2008:				
Current	$ 646	$ 89	$ 8	$ 743
Deferred	(214)	43	(11)	(182)
Total	$ 432	$ 132	$ (3)	$ 561
2007:				
Current	$ 823	$ 198	$ (4)	$ 1,017
Deferred	(3)	37	—	34
Total	$ 820	$ 235	$ (4)	$ 1,051

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2009	2008	2007
Computed tax at statutory rate	**$ 706**	$ 868	$ 1,292
Effect of non-U.S. rates	**(101)**	(197)	(94)
Research and development tax credits	**(28)**	(75)	(69)
U.S. tax benefits for manufacturing and foreign sales	**(21)**	(18)	(24)
Other	**(9)**	(17)	(54)
Total provision for income taxes	**$ 547**	$ 561	$ 1,051

The primary components of deferred income tax assets and liabilities were as follows:

	December 31, 2009	2008
Deferred income tax assets:		
Postretirement benefit costs recognized in AOCI	**$ 380**	$ 441
Inventories and related reserves	**347**	428
Stock-based compensation	**339**	294
Accrued expenses	**219**	293
Deferred loss and tax credit carryforwards	**201**	180
Intangibles	**71**	77
Investments	**40**	58
Other	**93**	132
	1,690	1,903
Less valuation allowance	**(2)**	(2)
	1,688	1,901
Deferred income tax liabilities:		
Property, plant and equipment	**(39)**	(104)
Accrued retirement costs (defined benefit and retiree health care)	**(176)**	(140)
Other	**(68)**	(31)
	(283)	(275)
Net deferred income tax asset	**$1,405**	$1,626

As of December 31, 2009 and 2008, net deferred income tax assets of $1.41 billion and $1.63 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.47 billion and $1.69 billion and deferred income tax liabilities of $67 million and $59 million. The decrease in net deferred income tax assets from December 31, 2008 to December 31, 2009, exceeds the $146 million deferred tax provision primarily due to the recording of deferred tax assets associated with postretirement benefit costs recognized in accumulated other comprehensive income (AOCI). We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, our assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on our evaluation of relevant criteria including the existence of (a) deferred tax liabilities that can be used to absorb deferred tax assets, (b) taxable income in prior carryback years and (c) expectations for future taxable income.

We have aggregate U.S. and non-U.S. tax loss carryforwards of approximately $289 million, of which $149 million expire through the year 2024.

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $3.06 billion at December 31, 2009) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. It is not practicable to determine the amount of unrecognized deferred tax liability on these unremitted earnings.

Cash payments made for income taxes (net of refunds) were $331 million, $772 million and $733 million for the years ended December 31, 2009, 2008 and 2007.

Uncertain tax positions: We operate in a number of tax jurisdictions and are subject to examination of our income tax returns by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E. Before any benefit can be recorded in the financial statements, we must determine that it is "more likely than not" that a tax position will be sustained by the appropriate tax authorities.

The following table summarizes the changes in the total amounts of uncertain tax positions for 2009 and 2008:

	2009	2008
Balance, January 1	**$148**	$137
Additions based on tax positions related to the current year	**10**	18
Additions for tax positions of prior years	**6**	17
Reductions for tax positions of prior years	**(18)**	(24)
Settlements with tax authorities	**(90)**	—
Balance, December 31	**$ 56**	$148
Interest expense recognized in the year ended December 31	**$ —**	$ 6
Accrued interest (receivable) payable as of December 31	**$ (9)**	$ 11

The liabilities for uncertain tax positions and accrued interest payable are a component of Deferred credits and other liabilities, and accrued interest receivable is a component of Other assets on our balance sheets.

During 2009, a $90 million payment was made in respect of U.S. tax return audits for the years 2003 through 2006 for all settled audit adjustments on which the adjustment amount had been agreed with the IRS. The audit adjustments had been previously reflected in our liability for uncertain tax positions and the payment had no income statement impact. Other U.S. tax audit issues for these years remain unresolved and subject to issue resolution processes. A $20 million tax interest payment was also made in 2009 for the interest liability that had been accrued on the same agreed U.S. tax audit adjustments.

The $56 million liability for uncertain tax positions as of December 31, 2009, represents tax positions that, if recognized, would impact the effective tax rate. If these tax liabilities are ultimately realized, $28 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

As of December 31, 2009, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Our returns for the years 2000 through 2006 are the subject of tax treaty procedures for relief from double taxation; and our returns for the years 2003 through 2006 will be the subject of an appeals proceeding in 2010. Cases currently before the United States Tax Court could have an impact on the determination of our uncertain tax positions and the outcome of the 2010 appeals proceeding. It is reasonably possible that the appeals proceeding will be completed within the next 12 months.

In foreign jurisdictions, the years open to audit represent the years still subject to the statute of limitations. Years still open to audit by foreign tax authorities in major jurisdictions include Germany (2004 onward), France (2007 onward), Japan (2002 onward) and Taiwan (2004 onward).

We are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next 12 months resulting from the eventual outcome of the years currently under audit or appeal. However, we do not anticipate any such outcome will result in a material change to our financial condition or results of operations.

6. Financial instruments and risk concentration

Financial instruments: We hold derivative financial instruments such as forward foreign currency exchange contracts, forward purchase contracts and investment warrants, the fair value of which is not material at December 31, 2009. Our forward foreign currency exchange contracts outstanding at December 31, 2009, had a notional value of $465 million to hedge our non-U.S. dollar net balance sheet exposures (including $220 million to sell Japanese yen, $37 million to sell euros and $49 million to buy Taiwan dollars).

Cash equivalents, short-term investments, certain long-term investments, postretirement plan assets and deferred compensation liabilities are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to their short maturity.

Risk concentration: Financial instruments that could subject us to concentrations of credit risk are primarily cash, cash equivalents, short-term investments and accounts receivable. In order to manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to investment-grade-rated financial institutions.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in our customer base and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectibility of accounts receivable. These allowances are deducted from accounts receivable on our balance sheets.

Details of these allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2009	**$30**	**$ 1**	**$ (8)**	**$23**
2008	$26	$ 7	$ (3)	$30
2007	$26	$—	$—	$26

7. Valuation of debt and equity investments and certain liabilities

Debt and equity investments
We classify our investments as available-for-sale, trading, equity method or cost method. Most of our investments are classified as available-for-sale.

Available-for-sale securities consist primarily of money market funds and debt securities. Available-for-sale securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models (see fair value discussion below). We record other-than-temporary losses (impairments) on these securities in OI&E in our statements of income, and all other unrealized gains and losses as an increase or decrease, net of taxes, in AOCI on our balance sheet.

Trading securities are stated at fair value based on market prices. Our trading securities consist exclusively of mutual funds that hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of our trading securities and the related deferred compensation liabilities in selling, general and administrative (SG&A) expense in our statements of income.

Our other investments are not measured at fair value but are accounted for using either the equity method or cost method. These investments consist of interests in venture capital funds and other non-marketable equity securities. Gains or losses from equity method investments are reflected in OI&E based on our ownership share of the investee's financial results. Gains and losses on cost method investments are recorded in OI&E when realized or when an impairment of the investment's value is warranted based on our assessment of the recoverability of each investment.

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2009			December 31, 2008		
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:						
Available-for-sale						
Money market funds	**$ 563**	**$ —**	**$ —**	$ 796	$ —	$ —
Corporate obligations	**100**	**438**	**—**	50	590	—
U.S. Government agency and Treasury securities	**360**	**1,305**	**—**	—	654	—
Mortgage-backed and other securities	**—**	**—**	**—**	—	250	—
Auction-rate securities	**—**	**—**	**458**	—	—	482
Trading						
Mutual funds	**—**	**—**	**123**	—	—	96
Total	**1,023**	**1,743**	**581**	846	1,494	578
Other measurement basis:						
Equity method investments	**—**	**—**	**33**	—	—	53
Cost method investments	**—**	**—**	**23**	—	—	22
Cash on hand	**159**	**—**	**—**	200	—	—
Total	**$ 1,182**	**$ 1,743**	**$637**	$1,046	$1,494	$653
Amounts included in AOCI from available-for-sale securities:						
Unrealized gains (pre-tax)	**$ —**	**$ 1**	**$ —**	$ —	$ 6	$ —
Unrealized losses (pre-tax)	**$ —**	**$ —**	**$ 32**	$ —	$ 19	$ 53

As of December 31, 2009, about 80 percent of our investments in the corporate obligations shown above are insured by either the Federal Deposit Insurance Corporation (FDIC) or the U.K. government.

As of December 31, 2009, unrealized losses included in AOCI were associated with auction-rate securities. As of December 31, 2008, unrealized losses included in AOCI were primarily associated with auction-rate securities and mortgage-backed securities. The change in unrealized losses from December 31, 2008, was due to increases in fair values of the investments held as well as the effects of redemptions and sales since that date.

As of December 31, 2009, we have determined that our investments classified as available-for-sale with unrealized losses are not other-than-temporarily impaired. We expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments before a recovery of the cost basis. For the year ended December 31, 2009, we did not recognize in earnings any credit losses related to these investments.

Proceeds from sales of available-for-sale securities prior to their scheduled maturities were $1.37 billion, $1.76 billion and $2.12 billion in 2009, 2008 and 2007. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available-for-sale at December 31, 2009:

Due	Fair Value
One year or less	$2,259
One to three years	507
Greater than three years (auction-rate securities)	458

Gross realized gains and losses from sales of other long-term investments were not significant for any periods presented. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $14 million, $10 million and $18 million in 2009, 2008 and 2007.

Fair value considerations

As noted above, we measure and report our financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy discussed below indicates the extent and level of judgment used to estimate fair-value measurements.

Level 1 – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 – Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

We own auction-rate securities that are classified as Level 3 assets. Auction-rate securities are debt instruments with variable interest rates that historically would periodically reset through an auction process. There is currently no active market for auction-rate securities, so we use a DCF model to determine the estimated fair value of these investments as of each quarter end. The assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans and additional credit enhancements provided through other means; and, publicly available pricing data for student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the reduced liquidity for auction-rate securities.

To date, we have collected all interest on all of our auction-rate securities when due and expect to continue to do so in the future. The principal associated with failed auctions will not be accessible until successful auctions resume, a buyer is found outside of the auction process, or issuers use a different form of financing to replace these securities. Meanwhile, issuers continue to repay principal over time from cash flows prior to final maturity, or make final payments when they come due according to contractual maturities ranging from 13 to 38 years. All of our auction-rate securities are backed by pools of student loans substantially guaranteed by the U.S. Department of Education, and we continue to believe that the credit quality of these securities is high based on this guarantee.

As of December 31, 2009, all of these securities had the highest possible long-term credit rating from at least one of the major rating agencies. One security (with a par value of $25 million) had a long-term credit rating below AAA/Aaa, and it was rated AAA/B3. While our ability to liquidate auction-rate investments is likely to be limited for some period of time, we do not believe this will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009, and 2008. These tables do not include cash on hand, assets held by our postretirement plans or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2009	Level 1	Level 2	Level 3
Assets:				
Money market funds	$ 563	$ 563	$ —	$ —
Corporate obligations	538	—	538	—
U.S. Government agency and Treasury securities	1,665	911	754	—
Auction-rate securities	458	—	—	458
Mutual funds	123	123	—	—
Total assets	$3,347	$1,597	$1,292	$ 458
Liabilities: (a)				
Contingent consideration	$ 18	$ —	$ —	$ 18
Deferred compensation	154	154	—	—
Total liabilities	$ 172	$ 154	$ —	$ 18

	Fair Value December 31, 2008	Level 1	Level 2	Level 3
Assets:				
Money market funds	$ 796	$ 796	$ —	$ —
Corporate obligations	640	—	640	—
U.S. Government agency and Treasury securities	654	654	—	—
Mortgage-backed and other securities	250	—	250	—
Auction-rate securities	482	—	—	482
Mutual funds	96	96	—	—
Total assets	$2,918	$1,546	$ 890	$ 482
Liabilities: (a)				
Deferred compensation	$ 138	$ 138	$ —	$ —

(a) The liabilities above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2009 and 2008:

	Level 3 Assets	Level 3 Liabilities
Changes in fair value during the period (pre-tax):		
Balance, December 31, 2007	$ —	$ —
Transfers into Level 3	556	—
Unrealized loss – included in AOCI	(53)	—
Redemptions at par	(21)	—
Balance, December 31, 2008	482	—
New contingent consideration	**—**	**10**
Change in fair value of contingent consideration – included in operating profit	**—**	**8**
Reduction in unrealized loss – included in AOCI	**21**	**—**
Redemptions at par	**(45)**	**—**
Balance, December 31, 2009	**$458**	**$ 18**

8. Goodwill and other acquisition-related intangibles

Changes in goodwill as of December 31, 2009, by segment are as follows:

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2008	$567	$157	$82	$34	$840
Additions from acquisitions	**70**	**15**	**—**	**—**	**85**
Adjustments	**1**	**—**	**—**	**—**	**1**
Goodwill, December 31, 2009	**$638**	**$172**	**$82**	**$34**	**$926**

There was no impairment of goodwill during 2009 or 2008. The goodwill balances shown on our balance sheets are net of total accumulated amortization of $221 million at year-end 2009 and 2008.

In 2009, 2008 and 2007, we recognized intangible assets associated with acquisitions we made during the year of $81 million, $13 million and $45 million, respectively, primarily for developed technology, to be amortized over two to eight years.

The following table shows the components of acquisition-related intangible assets:

		December 31, 2009			December 31, 2008		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:							
Developed technology	2–10 years	**$183**	**$ 97**	**$ 86**	$124	$60	$64
Other intangibles	3–10 years	**60**	**28**	**32**	47	20	27
In-process research and development	(a)	**6**	**—**	**6**	—	—	—
Total		**$249**	**$125**	**$124**	$171	$80	$91

(a) Not yet subject to amortization.

Amortization of acquisition-related intangibles was $48 million, $37 million and $48 million for 2009, 2008 and 2007, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2010	$48
2011	24
2012	20
2013	14
2014	5
Thereafter	7

9. Postretirement benefit plans

Plan descriptions: We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

U.S. retirement plans:
Principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans (all of which closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants that no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pre-tax contributions to various investment choices, including a TI common stock fund. Employees who elected to continue accruing a benefit in the qualified defined benefit pension plans may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2 percent of the employee's annual eligible earnings. Employees who elected not to continue accruing a benefit in the defined benefit pension plans, and employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2 percent of the employee's annual eligible earnings, plus an employer-matching contribution of up to 4 percent of the employee's annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2 percent of the employee's annual eligible earnings.

At December 31, 2009 and 2008, as a result of employees' elections, TI's U.S. defined contribution plans held shares of TI common stock totaling 29 million shares and 32 million shares valued at $759 million and $494 million, respectively. Dividends paid on these shares for 2009 and 2008 totaled $14 million each year.

Our aggregate expense for the U.S. defined contribution plans was $51 million in 2009 and $56 million in each of 2008 and 2007.

Benefits under the qualified defined benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of applicable local laws and regulations, plus such additional amounts as we deem appropriate. The non-qualified defined benefit plans are unfunded and closed to new participants.

U.S. retiree health care benefit plan:

U.S. employees that meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee's date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan's participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

Non-U.S. retirement plans:

We provide retirement coverage for non-U.S. employees, as required by local laws or to the extent we deem appropriate, through a number of defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

As of December 31, 2009 and 2008, as a result of employees' elections, TI's non-U.S. defined contribution plans held TI common stock valued at $13 million and $10 million, respectively. Dividends paid on these shares of TI common stock for 2009 and 2008 were not material.

Effect on the statements of income and balance sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Service cost	**$ 20**	$ 25	$ 24	**$ 4**	$ 4	$ 4	**$ 40**	$ 49	$ 46
Interest cost	**49**	49	43	**26**	28	25	**62**	60	52
Expected return on plan assets	**(49)**	(45)	(47)	**(28)**	(27)	(26)	**(69)**	(83)	(73)
Amortization of prior service cost	**1**	1	—	**2**	2	2	**(3)**	(3)	(3)
Recognized net actuarial loss	**18**	16	20	**8**	8	6	**34**	5	9
Net periodic benefit cost	**39**	46	40	**12**	15	11	**64**	28	31
Settlement charges	**13**	7	2	**—**	—	—	**15**	—	—
Curtailment charges (credits)	**—**	1	—	**2**	11	1	**(9)**	—	—
Special termination benefit charges	**6**	18	3	**—**	—	—	**3**	—	—
Total, including charges	**$ 58**	$ 72	$ 45	**$ 14**	$ 26	$ 12	**$ 73**	$ 28	$ 31

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
	2009	2008	**2009**	2008	**2009**	2008
Change in plan benefit obligation:						
Benefit obligation at beginning of year	**$867**	$ 837	**$449**	$ 470	**$1,933**	$1,683
Service cost	**20**	25	**4**	4	**40**	49
Interest cost	**49**	49	**26**	28	**62**	60
Participant contributions	**—**	—	**16**	17	**3**	4
Benefits paid	**(30)**	(54)	**(47)**	(46)	**(53)**	(59)
Medicare subsidy	**—**	—	**4**	3	**—**	—
Actuarial (gain) loss	**(5)**	21	**18**	(36)	**35**	1
Settlements	**(43)**	(16)	**—**	—	**(48)**	—
Curtailments	**(4)**	(13)	**2**	9	**(28)**	—
Special termination benefits	**6**	18	**—**	—	**3**	—
Effects of exchange rate changes	**—**	—	**—**	—	**(2)**	195
Benefit obligation at end of year (BO)	**$860**	$ 867	**$472**	$ 449	**$1,945**	$1,933
Change in plan assets:						
Fair value of plan assets at beginning of year	**$765**	$ 815	**$341**	$ 399	**$1,513**	$1,686
Actual return on plan assets	**45**	(92)	**39**	(80)	**197**	(368)
Employer contributions (funding of qualified plans)	**115**	100	**24**	50	**54**	87
Employer contributions (payments for non-qualified plans)	**7**	12	**1**	1	**—**	—
Participant contributions	**—**	—	**16**	17	**3**	4
Benefits paid	**(30)**	(54)	**(47)**	(46)	**(53)**	(59)
Settlements	**(43)**	(16)	**—**	—	**(48)**	—
Effects of exchange rate changes	**—**	—	**—**	—	**6**	163
Fair value of plan assets at end of year (FVPA)	**$859**	$ 765	**$374**	$ 341	**$1,672**	$ 1,513
Funded status (FVPA – BO) at end of year	**$ (1)**	$(102)	**$ (98)**	$(108)	**$ (273)**	$ (420)

Amounts recognized on the balance sheet as of December 31, 2009:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	**$ 40**	**$ —**	**$ 24**	**$ 64**
Accrued profit sharing and retirement	**(5)**	**—**	**(6)**	**(11)**
Underfunded retirement plans	**(36)**	**(98)**	**(291)**	**(425)**
Funded status (FVPA – BO) at end of year	**$ (1)**	**$(98)**	**$(273)**	**$ (372)**

Amounts recognized on the balance sheet as of December 31, 2008:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$ —	$ —	$ 17	$ 17
Accrued profit sharing and retirement	(4)	—	(3)	(7)
Underfunded retirement plans	(98)	(108)	(434)	(640)
Funded status (FVPA – BO) at end of year	$(102)	$(108)	$(420)	$(630)

The preceding tables present aggregate information for all plans reported. Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $817 million and $783 million at year-end 2009 and 2008 for the U.S. defined benefit plans, and $1.79 billion and $1.71 billion at year-end 2009 and 2008 for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2009 and 2008, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total	
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2008 (net of tax)	$174	$ 2	$137	$ 8	$ 457	$(31)	$ 768	$(21)
Changes in AOCI by category in 2009:								
Annual adjustments	(6)	—	8	—	(131)	2	(129)	2
Reclassification of recognized transactions	(31)	(1)	(8)	(2)	(50)	12	(89)	9
Less tax (benefit) expense	13	1	—	1	52	(6)	65	(4)
Total change to AOCI in 2009	(24)	—	—	(1)	(129)	8	(153)	7
AOCI balance, December 31, 2009 (net of tax)	$150	$ 2	$137	$ 7	$ 328	$(23)	$ 615	$(14)

The estimated amounts of net actuarial loss and unrecognized prior service cost included in AOCI as of December 31, 2009, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $19 million and $1 million for the U.S. defined benefit plans; $12 million and $2 million for the U.S. retiree health care plan; and $29 million and ($3) million for the non-U.S. defined benefit plans.

Information on plan assets

In 2008, we adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures*, for reporting and measuring the plan assets of our defined benefit pension and other postretirement plans at fair value. For the year ended December 31, 2009, we also began providing expanded disclosures, including information about our investment policies and strategies, significant concentrations of risk, and, similar to the disclosures in Note 7, plan assets by category and classification of plan assets by level within the fair value hierarchy.

The table below sets forth the fair value of our plan assets as of December 31, 2009, using the same three-level hierarchy of fair-value inputs described in Note 7.

	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plans				
Money market funds	$ 181	$ —	$ 181	$ —
U.S. Government agency and Treasury securities	193	169	24	—
U.S. bond funds	242	—	242	—
U.S. equity funds and option collars	154	—	154	—
International equity funds	55	—	55	—
Limited partnerships	34	—	—	34
Total	$ 859	$169	$ 656	$ 34
Assets of U.S. retiree health care plan				
Money market funds	$ 40	$ —	$ 40	$ —
U.S. bond funds	142	142	—	—
U.S. equity funds and option collars	143	80	63	—
International equity funds	49	—	49	—
Total	$ 374	$222	$ 152	$ —
Assets of Non-U.S. defined benefit plans				
Money market funds	$ 3	$ —	$ 3	$ —
Local market bond funds	647	—	647	—
International/global bond funds	176	—	176	—
Local market equity funds	275	38	237	—
International/global equity funds	496	—	496	—
Other investments	75	—	26	49
Total	$1,672	$ 38	$1,585	$ 49

The following table summarizes the change in the fair values for Level 3 plan assets for the year ending December 31, 2009:

	Level 3 Plan Assets	
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2008	$28	$56
Redemptions	—	(9)
Unrealized gain	6	2
Balance, December 31, 2009	**$34**	**$49**

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. In recent years, our investment policy has shifted toward a closer matching of the interest-rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility. For the U.S. plans, we utilize an option collar strategy to reduce the volatility of returns on investments in U.S. equity funds.

The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and diversified hedge funds in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models.

Assumptions and investment policies

	Defined Benefit		Retiree Health Care	
	2009	2008	**2009**	2008
Weighted average assumptions used to determine benefit obligations:				
U.S. discount rate	**6.00%**	6.14%	**5.54%**	6.02%
Non-U.S. discount rate	**3.23%**	3.15%		
U.S. average long-term pay progression	**3.00%**	3.50%		
Non-U.S. average long-term pay progression	**3.06%**	3.12%		
Weighted average assumptions used to determine net periodic benefit cost:				
U.S. discount rate	**6.05%**	6.26%	**6.02%**	5.96%
Non-U.S. discount rate	**3.35%**	3.51%		
U.S. long-term rate of return on plan assets	**6.50%**	6.50%	**7.00%**	7.00%
Non-U.S. long-term rate of return on plan assets	**4.59%**	4.73%		
U.S. average long-term pay progression	**3.50%**	3.50%		
Non-U.S. average long-term pay progression	**3.12%**	3.43%		

In order to select a discount rate for purposes of valuing the plan obligations, an analysis is performed in which the projected cash flows from significant defined benefit and retiree health care plans are matched with a yield curve based on an appropriate universe of high-quality corporate bonds that are available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. This approach produces a discount rate that recognizes each plan's distinct liability characteristics. Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. We adjust the results for the payment of reasonable expenses of the plan from plan assets. We believe our assumptions are appropriate based on the investment mix and long-term nature of the plans' investments.

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets.

Asset category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Equity securities	35%	50%	30% – 60%
Fixed income securities and cash equivalents	65%	50%	40% – 70%

We intend to rebalance the plans' investments when they are not within the target allocation ranges. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of each plan. Most of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts.

Weighted average asset allocations at December 31, are as follows:

Asset category	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
	2009	2008	2009	2008	2009	2008
Equity securities	**28%**	37%	**51%**	44%	**49%**	39%
Fixed income securities	**51%**	49%	**38%**	31%	**50%**	60%
Cash equivalents	**21%**	14%	**11%**	25%	**1%**	1%

The U.S. defined benefit plan at December 31, 2009, held a higher-than-normal amount of cash in anticipation of future benefit payments associated with the 2009 Voluntary Retirement Program. The majority of this cash will likely be paid out in 2010, and as these payments are made, the plan's asset allocation will revert towards its target allocation weights. There are no significant restrictions on the amount or nature of investments that may be acquired or held by the plans. None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2009, we do not expect to return any of the plans' assets to TI in the next 12 months.

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute to our retirement plans in 2010 as we have in recent years.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Most of the payments will be made from plan assets and not company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2010	$149	$ 36	$ (4)	$ 67
2011	139	38	(5)	69
2012	128	39	(5)	73
2013	90	41	(6)	76
2014	81	43	(6)	78
2015–2019	314	216	(13)	418

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are:

	U.S. Retiree Health Care	
	2009	2008
Assumed health care cost trend rate for next year:		
Attributed to less than age 65	**9.0%**	8.5%
Attributed to age 65 or greater	**9.0%**	8.5%
Ultimate trend rate	**5.0%**	5.0%
Year in which ultimate trend rate is reached:		
Attributed to less than age 65	**2016**	2016
Attributed to age 65 or greater	**2016**	2016

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2009, by $21 million or $19 million and increased or decreased the service cost and interest cost components of 2009 plan expense by $1 million.

Deferred compensation arrangements

We have a deferred compensation plan, which allows U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant's distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.

As of December 31, 2009, our liability to participants of the deferred compensation plan was $154 million and is recorded in Deferred credits and other liabilities on our balance sheet. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. No assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in market values of this liability, we invest in similar mutual funds that are recorded in long-term investments. We record changes in the fair value of the liability and the related investment in SG&A (see Note 7).

10. Debt and lines of credit

In 2007, we retired $43 million of 8.75% notes at maturity. As of December 31, 2009 and 2008, we had no outstanding debt. We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2009, we had a multi-year revolving credit facility under which a group of banks has committed $1 billion through August 2011, and $920 million thereafter through August 2012. These facilities would carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR), if drawn. Our Japan subsidiary also has a revolving credit facility, expiring in November 2010, for an additional $175 million. At December 31, 2009 and 2008, both revolving credit facilities were undrawn, and no commercial paper was outstanding.

Interest incurred on loans in 2009, 2008 and 2007 was not material.

11. Commitments and contingencies

Operating leases: We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $114 million, $124 million and $123 million in 2009, 2008 and 2007.

Capitalized software licenses: We have licenses for certain internal use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our balance sheets, depending on the contractual timing of the payment.

Purchase commitments: Some of our purchase commitments entered in the ordinary course of business provide for minimum payments.

Summary: At December 31, 2009, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2010	$ 86	$83	$159
2011	75	63	72
2012	56	50	72
2013	47	8	25
2014	43	8	14
Thereafter	130	—	27

Indemnification guarantees: We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities: We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our financial condition, results of operations or liquidity.

Consistent with general industry practice, we enter into formal contracts with certain customers that include negotiated warranty remedies. Typically, under these agreements our warranty for semiconductor products includes: three years coverage; an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may exceed the price of our products.

General: We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our financial condition, results of operations or liquidity.

Discontinued operations indemnity: In connection with the sale of the former Sensors & Controls business in 2006, we have agreed to indemnify Sensata for specified litigation matters and certain liabilities, including environmental liabilities. Our indemnification obligations with respect to breaches of representations and warranties and the specified litigation matters are generally subject to a total deductible of $30 million and our maximum potential exposure is limited to $300 million. We have not made any indemnity payments related to this matter and do not expect that any potential payments related to this indemnity obligation would have a material adverse effect on our financial position, results of operations or liquidity in future periods.

12. Stockholders' equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Treasury shares acquired in connection with the board-authorized stock repurchase program in 2009, 2008 and 2007 were 45,544,800 shares, 77,162,667 shares and 147,645,809 shares. As of December 31, 2009, $2.6 billion of stock repurchase authorizations remain and no expiration date has been specified.

13. Supplemental financial information

Other income (expense) net	2009	2008	2007
Interest income	**$24**	$ 76	$157
Other (a)	**2**	(32)	38
Total	**$26**	$ 44	$195

(a) Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2009, the aggregate amount of non-cancellable future lease payments to be received from these leases is $80 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses from our equity method investments; realized gains and losses associated with former equity investments; gains and losses related to former businesses; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments (primarily forward foreign currency exchange contracts).

Inventories	December 31, 2009	December 31, 2008
Raw materials and purchased parts	**$ 93**	$ 99
Work in process	**758**	837
Finished goods	**351**	439
Total	**$1,202**	$1,375

Finished goods include inventory placed on consignment of $118 million and $74 million as of December 31, 2009 and 2008, respectively.

Property, plant and equipment at cost	Depreciable Lives	December 31, 2009	December 31, 2008
Land	—	**$ 83**	$ 83
Buildings and improvements	5–40 years	**2,867**	2,948
Machinery and equipment	3–10 years	**3,755**	4,290
Total		**$6,705**	$7,321

Authorizations for property, plant and equipment expenditures in future years were $414 million at December 31, 2009.

Accrued expenses and other liabilities	December 31, 2009	December 31, 2008
Accrued salaries, wages and vacation pay	**$285**	$ 302
Customer incentive programs and allowances	**118**	135
Property and other non-income taxes	**89**	91
Restructuring	**75**	218
Other	**274**	288
Total	**$841**	$1,034

Accumulated other comprehensive income (loss), net of taxes	December 31, 2009	December 31, 2008
Unrealized losses on available-for-sale investments	**$ (20)**	$ (43)
Postretirement benefit plans:		
Net actuarial loss	**(615)**	(768)
Prior service cost	**14**	21
Total	**$(621)**	$(790)

14. Segment and geographic area data

Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major product lines having unique design and development requirements, are as follows:

Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as DSPs. Analog semiconductors are also used to manage power distribution and consumption. Analog includes high-performance analog, high-volume analog & logic and power management products.

Embedded Processing – Our Embedded Processing products include our DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless – Cell phones require a modem or "baseband" to connect to the wireless carrier's network. Many of today's advanced cell phones, which contain email, media, games and computing capability, also require an applications processor to run the phone's software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Our Wireless portfolio includes both standard products and custom products.

We also have Other, which includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used in projectors to create high-definition images); RISC microprocessors (designed to provide very fast computing and are often implemented in servers); and, custom semiconductors known as ASICs. Other also includes handheld graphing and scientific calculators and royalties received for our patented technology that we license to other electronics companies.

Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for the few unallocated items just mentioned, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information

	Analog	Embedded Processing	Wireless	Other	Total
Revenue					
2009	**$4,270**	**$1,471**	**$2,558**	**$2,128**	**$10,427**
2008	4,857	1,631	3,383	2,630	12,501
2007	4,927	1,588	4,195	3,125	13,835
Operating profit					
2009	**$ 753**	**$ 194**	**$ 332**	**$ 712**	**$ 1,991**
2008	1,050	268	347	772	2,437
2007	1,548	290	763	896	3,497

See Note 2 for restructuring expenses impacting segment results.

The following geographic area data includes revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic area information

	U.S.	Asia	Europe	Japan	Rest of World	Total
Revenue						
2009	**$1,140**	**$6,575**	**$1,408**	**$ 976**	**$328**	**$10,427**
2008	1,551	7,387	1,875	1,268	420	12,501
2007	1,758	8,013	2,258	1,423	383	13,835
Property, plant and equipment, net						
2009	**$1,727**	**$1,013**	**$ 161**	**$ 244**	**$ 13**	**$ 3,158**
2008	1,785	988	200	314	17	3,304
2007	2,188	965	190	252	14	3,609

Major customer

Direct sales to the Nokia group of companies were 21 percent of our revenue in 2009, 18 percent of our revenue in 2008 and 16 percent of our revenue in 2007; if indirect sales such as to contract manufacturers are included, Nokia accounted for 21 percent, 20 percent and 19 percent of our 2009, 2008 and 2007 revenue. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

15. Subsequent events

We have evaluated subsequent events through the issuance of these financial statements, which occurred on February 23, 2010.

Report of independent registered public accounting firm

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 23, 2010

Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in *Internal Control – Integrated Framework*. Based on our assessment we believe that, as of December 31, 2009, our internal control over financial reporting is effective based on the COSO criteria.

TI's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.



Report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report By Management On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Dallas, Texas
February 23, 2010

Summary of selected financial data

[Millions of dollars, except share and per-share amounts]

	Years Ended December 31,				
	2009	2008	2007	2006 (a)	2005 (b)
Revenue	**$ 10,427**	$ 12,501	$ 13,835	$ 14,255	$ 12,335
Operating costs and expenses (c)	**8,436**	10,064	10,338	10,888	9,776
Operating profit	**1,991**	2,437	3,497	3,367	2,559
Other income (expense) net	**26**	44	195	258	196
Income from continuing operations before income taxes	**2,017**	2,481	3,692	3,625	2,755
Provision for income taxes	**547**	561	1,051	987	582
Income from continuing operations	**1,470**	1,920	2,641	2,638	2,173
Income from discontinued operations, net of income taxes	**—**	—	16	1,703	151
Net income	**$ 1,470**	$ 1,920	$ 2,657	$ 4,341	$ 2,324
Basic income from continuing operations per common share	**$ 1.16**	$ 1.46	$ 1.86	$ 1.72	$ 1.32
Diluted income from continuing operations per common share	**$ 1.15**	$ 1.44	$ 1.82	$ 1.69	$ 1.30
Dividends declared per common share	**$ 0.45**	$ 0.41	$ 0.30	$ 0.13	$ 0.105
Average common and dilutive potential common shares outstanding during year, in thousands	**1,268,533**	1,321,250	1,444,163	1,558,208	1,667,654

(a) Includes a change in depreciation method beginning January 1, 2006.

(b) Includes the impact of adopting ASC 718, *Stock Compensation*, effective July 1, 2005.

(c) Includes restructuring expense of $212 million, $254 million and $52 million in 2009, 2008 and 2007.

	December 31,				
	2009	2008	2007	2006	2005
Working capital	**$ 4,527**	$ 4,258	$ 4,893	$ 5,776	$ 7,035
Property, plant and equipment, net	**3,158**	3,304	3,609	3,950	3,730
Total assets	**12,119**	11,923	12,667	13,930	15,063
Long-term debt	**—**	—	—	—	329
Stockholders' equity	**9,722**	9,326	9,975	11,360	11,937
Employees	**26,584**	29,537	30,175	30,986	30,068
Stockholders of record	**24,190**	25,107	26,037	27,976	29,848

	Years Ended December 31,				
	2009	2008	2007	2006	2005
Net cash provided by operating activities	**$ 2,643**	$ 3,330	$ 4,407	$ 2,456	$ 3,614
Capital expenditures	**753**	763	686	1,272	1,288
Dividends paid	**567**	537	425	199	173
Stock repurchases	**954**	2,122	4,886	5,302	4,151

See Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis of financial condition and results of operations

The following should be read in conjunction with the Financial Statements and the related Notes that appear elsewhere in this document. All dollar amounts in the tables in this discussion are stated in millions of U.S. dollars, except per-share amounts. All amounts in this discussion reference continuing operations unless otherwise noted.

Overview

We design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930. We are incorporated in Delaware, headquartered in Dallas, Texas, and have design, manufacturing or sales operations in more than 30 countries. We have four segments: Analog, Embedded Processing, Wireless and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.

We were the world's fourth largest semiconductor company in 2009 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.

Product information

Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as "chips") that combine multiple transistors on a single piece of material to form a complete electronic circuit. Our semiconductors are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. Our portfolio includes products that are integral to almost all electronic equipment.

We sell custom and standard semiconductor products. Custom products are designed for a specific customer for a specific application, are sold only to that customer and are typically sold directly to the customer. The life cycles of custom products are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months. Standard products are designed for use by many customers and/or many applications and are generally sold through both distribution and direct channels. They include both proprietary and commodity products. The life cycles of standard products are generally longer than for custom products.

Additional information regarding each segment's products follows.

Analog

Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales to our Analog segment's nearly 80,000 customers generated about 40 percent of our revenue in 2009. According to external sources, the worldwide market for analog semiconductors was about $32 billion in 2009. Our Analog segment's revenue in 2009 was $4.3 billion, or about 13 percent of this market, the leading position. We believe that we are well-positioned to increase our market share over time.

Our Analog product lines are: high-performance analog, high-volume analog & logic and power management.

High-performance analog products: These include standard analog semiconductors, such as amplifiers, data converters and interface semiconductors (our portfolio includes more than 15,000 products), that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. High-performance analog products generally have long life cycles, often more than 10 years.

High-volume analog & logic products: High-volume analog includes products for specific applications, including custom products. The life cycles of our high-volume analog products are generally shorter than those of our high-performance analog products. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. Logic and standard linear includes commodity products marketed to many different customers for many different applications.

Power management products: These include both standard and custom semiconductors that help customers manage power in any type of electronic system. We design and manufacture power management semiconductors for both portable devices (battery-powered devices, such as handheld consumer electronics, laptop computers and cordless power tools) and line-powered systems (products that require an external electrical source, such as computers, digital TVs, wireless base stations and high-voltage industrial equipment).

Embedded Processing

Our Embedded Processing products include our DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated about 15 percent of our revenue in 2009. The worldwide market for embedded processors was about $14 billion in 2009. According to external sources, we have about 11 percent share in this fragmented market, and we believe we are well-positioned to increase our market share over time.

An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless

Cell phones require a modem or "baseband" to connect to the wireless carrier's network. Many of today's advanced cell phones, which contain email, media, games and computing capability, also require an applications processor to run the phone's software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes, and our Wireless portfolio includes both standard products and custom products. Sales of Wireless products generated about 25 percent of our revenue in 2009, and a significant portion of our Wireless sales were to a single customer.

Our Wireless segment has shifted focus from baseband chips, a market with shrinking competitive barriers and slowing growth rates, to applications processors and connectivity products, markets we expect will grow faster than the baseband market. Consistent with this shift in market focus, we are concentrating our Wireless investments on our OMAP™ applications processors and connectivity products and have discontinued further development of standard baseband products. While we continue to sell custom baseband products, we have discontinued essentially all custom baseband investment. We expect substantially all of our baseband revenue, which was $1.73 billion in 2009, to cease by the end of 2012.

Other

Our Other segment includes revenue from sales from our smaller semiconductor product lines and of our handheld graphing and scientific calculators, as well as royalties received for our patented technology that we license to other electronics companies. The semiconductor products in our Other segment include DLP® products (primarily used in projectors to create high-definition images), reduced-instruction set computing (RISC) microprocessors (designed to provide very fast computing and often implemented in servers) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment generated about 20 percent of our revenue in 2009.

Inventory

Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of standard products and their inherently lower risk of obsolescence, we generally carry more of those products than custom products. Additionally, we sometimes maintain standard-product inventory in unfinished wafer form, allowing greater flexibility to meet final package and test configurations.

As a result of two multi-year trends, in general we expect to carry higher levels of inventory relative to our revenue expectations (commonly viewed by investors as days of inventory) than in past years. First, standard products have become a larger part of our portfolio. Second, we have increased consignment programs for our largest customers and some distributors and, as a result, we now carry more inventory on average than in the past in order to service the needs of these customers.

Manufacturing

Semiconductor manufacturing begins with a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested and the wafer is cut into pieces called chips. Each chip is assembled into a package that then may be retested. The entire process typically requires between 12 and 18 weeks and takes place in highly specialized facilities.

We own and operate semiconductor manufacturing facilities in North America, Asia and Europe. These include both high-volume wafer fabrication and assembly/test facilities. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these fixed costs do not decline with reductions in customer demand or utilization of capacity, potentially hurting our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.

The cost and lifespan of the equipment and processes we use to manufacture semiconductors varies by product. Our Analog products and most of our Embedded Processing products can be manufactured using older, less expensive equipment than is needed for manufacturing advanced logic products, such as our Wireless products. Advanced logic wafer manufacturing continually requires new and expensive processes and equipment. In contrast, the processes and equipment required for manufacturing our Analog products and most of our Embedded Processing products do not have this requirement.

To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital expenditures, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. Our strategy involves installing internal wafer fabrication capacity to a level we believe will remain fully utilized over the equipment's useful lifetime and then outsourcing remaining capacity needs to foundries. In 2009, external foundries provided about 55 percent of the fabricated wafers for our advanced logic manufacturing needs. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our analog production needs.

In addition to using foundries to supplement our wafer fabrication capacity, we selectively use subcontractors to supplement our assembly/test capacity. We generally use subcontractors for assembly/test of products that would be less cost-efficient to complete in-house (e.g., relatively low-volume products that are unlikely to keep internal equipment fully utilized), or when demand temporarily exceeds our internal capacity. We believe we often have a cost advantage in maintaining internal assembly/test capacity.

Our internal/external manufacturing strategy reduces the level of our required capital expenditures, and thereby reduces our subsequent levels of depreciation below what it would be if we sourced all manufacturing internally. Consequently, we experience less fluctuation in our profit margins due to changing product demand, and lower cash requirements for expanding and updating our manufacturing capabilities.

In 2009, to expand our existing wafer fabrication capacity, we began installing equipment in the industry's first 300-millimeter analog wafer factory, located in Richardson, Texas, and are currently qualifying for production. We also opened a new assembly/test facility in the Philippines to significantly increase our assembly/test capacity.

Product cycle

The global semiconductor market is characterized by constant, though generally incremental, advances in product designs and manufacturing processes. Semiconductor prices and manufacturing costs tend to decline over time as manufacturing processes and product life cycles mature. Typically, new chips are produced in limited quantities at first and then ramp to high-volume production over time. Consequently, new products tend not to have a significant revenue impact for one or more quarters after their introduction. In the results discussions below, changes in our shipments are caused by changing demand for our products unless otherwise noted.

Market cycle

The "semiconductor cycle" is an important concept that refers to the ebb and flow of supply. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. This cycle is affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality

Our revenue and operating results are subject to some seasonal variation. Our semiconductor sales generally are seasonally weaker in the first quarter than in other quarters, particularly for products sold into cell phones and other consumer electronics devices, which have stronger sales later in the year as manufacturers prepare for the major holiday selling seasons. Calculator revenue is tied to the U.S. back-to-school season and is therefore at its highest in the second and third quarters. Royalty revenue is not always uniform or predictable, in part due to the performance of our licensees and in part due to the timing of new license agreements or the expiration and renewal of existing agreements.

Tax considerations

We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies by jurisdiction and taxing authority. As a result, during any particular reporting period, we might reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

Results of operations

2009 compared with 2008

Our 2009 revenue was $10.43 billion, net income was $1.47 billion and earnings per share (EPS) were $1.15.

During the year, despite a severe global economic downturn, we increased our focus on our core businesses of Analog and Embedded Processing. In addition, we completed actions that significantly reduced our costs. Our major actions during the year included implementing a voluntary retirement program and an involuntary reduction program, staffing Kilby Labs (a creative research facility in Dallas), acquiring two companies to support our Analog and Embedded Processing objectives and opening an assembly/test site located in the Philippines and the world's first 300-millimeter analog wafer factory, located in Richardson, Texas, outfitting both with manufacturing equipment purchased in a weak market at extremely attractive prices. Although the downturn was one of the steepest we have experienced, we remained profitable. When market demand returned, our revenue growth surpassed the growth of most of our major competitors, and we achieved record high operating profit margin in the fourth quarter of 2009.

Statement of operations – selected items

	For the Years Ended December 31,		
	2009	2008	2007
Revenue by segment:			
Analog	**$ 4,270**	$ 4,857	$ 4,927
Embedded Processing	**1,471**	1,631	1,588
Wireless	**2,558**	3,383	4,195
Other	**2,128**	2,630	3,125
Revenue	**10,427**	12,501	13,835
Cost of revenue	**5,428**	6,256	6,466
Gross profit	**4,999**	6,245	7,369
Gross profit % of revenue	**47.9%**	50.0%	53.3%
Research and development (R&D)	**1,476**	1,940	2,140
R&D % of revenue	**14.2%**	15.5%	15.5%
Selling, general and administrative (SG&A)	**1,320**	1,614	1,680
SG&A % of revenue	**12.6%**	12.9%	12.1%
Restructuring expense	**212**	254	52
Operating profit	**1,991**	2,437	3,497
Operating profit % of revenue	**19.1%**	19.5%	25.3%
Other income (expense) net	**26**	44	195
Income from continuing operations before income taxes	**2,017**	2,481	3,692
Provision for income taxes	**547**	561	1,051
Income from continuing operations	**$ 1,470**	$ 1,920	$ 2,641
Diluted income from continuing operations per common share	**$ 1.15**	$ 1.44	$ 1.82

Details of 2009 financial results

Revenue in 2009 was $10.43 billion, down $2.07 billion, or 17 percent, from 2008. Revenue for all segments declined compared with the year-ago period. Growth resumed on a sequential basis in the second quarter of 2009 and on a year-on-year basis in the fourth quarter.

Gross profit was $5.00 billion, a decrease of $1.25 billion, or 20 percent, from 2008. This decline was due to lower revenue. About $160 million of the decline in gross profit resulted from lower factory utilization, with the vast majority of the underutilization expense incurred in the first half of 2009.

Operating expenses were $1.48 billion for R&D and $1.32 billion for SG&A. R&D expense decreased $464 million, or 24 percent, from 2008, with the largest impact in Wireless. SG&A expense decreased $294 million, or 18 percent, from 2008. The operating expense decreases in both comparisons were primarily due to the combination of the effects of our previously-announced employment reductions and, to a lesser extent, our other cost-control efforts throughout the year. For 2010, we expect R&D expense of about $1.5 billion.

Charges for restructuring actions were $212 million compared with $254 million in 2008. The restructuring charges in 2009 consisted of $201 million for severance and benefit costs and $11 million related to impairments of long-lived assets. This compared with restructuring charges in 2008 that consisted of $218 million for severance and benefit costs and $36 million related to impairments of long-lived assets. These actions eliminated about 3,900 jobs and were completed in 2009. See Note 2 to the Financial Statements for additional information.

Operating profit was $1.99 billion, or 19.1 percent of revenue, compared with $2.44 billion, or 19.5 percent of revenue, in 2008. This was an 18 percent decrease due to the decline in revenue and the associated lower gross profit. This decrease more than offset a reduction in operating expenses and lower restructuring charges. Operating profit decreased from 2008 in all segments.

Other income (expense) net (OI&E) was $26 million, a decrease of $18 million from 2008 due to lower interest income. The decrease in interest income from a year ago was due to lower interest rates, which more than offset higher average balances of interest-bearing investments. Additionally, we had expenses associated with former businesses in 2008 that did not recur in 2009.

The tax provision was $547 million, compared with $561 million for the prior year. The decrease was primarily due to lower income before income taxes, partially offset by lower discrete tax benefits, and to a lesser extent, a lower federal R&D tax credit. The tax provision for 2009 contained net discrete tax benefits of $7 million. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary. See Note 5 to the Financial Statements for a reconciliation of tax rates to the statutory federal tax rate.

Our annual effective tax rate for 2010 is estimated to be about 31 percent, an increase from 27 percent in 2009 primarily due to higher income before income taxes. The estimated tax rate is based on the current tax law in effect and does not assume reinstatement of the federal R&D tax credit, which expired on December 31, 2009.

Income from continuing operations was $1.47 billion, a decrease of $450 million from 2008. EPS for 2009 was $1.15 per share, compared with $1.44 per share for 2008. See Note 1 for a discussion of the effect of the adoption of a new accounting standard on previously reported EPS. EPS in 2009 benefited $0.05 from a lower number of average shares outstanding as a result of our stock repurchase program.

Orders were $11.36 billion, which was 4 percent lower than 2008. The decline reflected lower demand for baseband wireless products.

Segment results

A detailed discussion of our segment results appears below. When reviewing each segment's results, bear in mind that restructuring charges negatively impacted each segment's operating profit as follows:

	2009	2008
Analog	**$ 87**	$ 60
Embedded Processing	**43**	24
Wireless	**59**	130
Other	**23**	40
Total restructuring	**$212**	$ 254

Analog

	2009	2008	2009 vs. 2008
Revenue	**$4,270**	$4,857	-12%
Operating profit	**753**	1,050	-28%
Operating profit % of revenue	**17.6%**	21.6%	

Analog revenue declined $587 million, or 12 percent, from 2008 primarily due to lower shipments of high-volume analog & logic products. Also contributing to the decline, but to a lesser extent, was high-performance analog, where although shipments were about flat compared with 2008, revenue fell due to a higher proportion of shipments of lower-priced products. Revenue from power management products was about flat.

Operating profit was $753 million, or 17.6 percent of revenue. This was a decrease of $297 million from 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating expenses.

Embedded Processing

	2009	2008	2009 vs. 2008
Revenue	**$1,471**	$1,631	-10%
Operating profit	**194**	268	-28%
Operating profit % of revenue	**13.2%**	16.5%	

Embedded Processing revenue declined $160 million, or 10 percent, compared with 2008 primarily due to lower revenue from catalog products. The decline in catalog revenue was primarily due to a higher proportion of shipments of lower-priced products. Lower shipments of products for automotive applications contributed to a lesser extent to the segment's revenue decline.

Operating profit was $194 million, or 13.2 percent of revenue. This was a decrease of $74 million, or 28 percent, compared with 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating expenses.

Wireless	**2009**	2008	2009 vs. 2008
Revenue	**$2,558**	$3,383	-24%
Operating profit	**332**	347	-4%
Operating profit % of revenue	**13.0%**	10.3%	

Wireless revenue declined $825 million, or 24 percent, from 2008 due to lower shipments of baseband products, and to a lesser extent, lower shipments of OMAP applications processors. These decreases more than offset higher shipments of connectivity products. Baseband revenue for 2009 was $1.73 billion, a decrease of $813 million, or 32 percent, from 2008.

Operating profit was $332 million, or 13.0 percent of revenue. This was a decrease of $15 million, or 4 percent, from 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating and restructuring expenses. As noted above, most of our reductions in R&D were in Wireless.

Other	**2009**	2008	2009 vs. 2008
Revenue	**$2,128**	$2,630	-19%
Operating profit	**712**	772	-8%
Operating profit % of revenue	**33.5%**	29.3%	

Revenue from Other was $2.13 billion in 2009. This was a decline of $502 million, or 19 percent, from 2008 due to a decrease in shipments across a broad range of products, especially RISC microprocessors.

Operating profit for 2009 from Other was $712 million, or 33.5 percent of revenue. This was a decrease of $60 million, or 8 percent, compared with 2008 due to lower revenue and associated lower gross profit, largely offset by lower operating expenses.

Prior results of operations

2008 compared with 2007

The year 2008 was marked by a dramatic decrease in global demand for semiconductors in the second half, a decline that accelerated in the fourth quarter. Given this significant change in the economy, we began to reduce costs and realign our expenses and inventory so that our financial performance would remain solid even in a period of prolonged economic weakness. We focused most of the cost reductions in our non-core product areas and internal support functions.

Details of 2008 financial results

Revenue was $12.50 billion, down $1.33 billion, or 10 percent, from 2007. As the year progressed and the global economy weakened, the decline in our revenue accelerated and broadened. In the fourth quarter, all segments experienced double-digit declines compared with the year-ago quarter.

Gross profit was $6.24 billion, or 50.0 percent of revenue, down 15 percent from $7.37 billion in 2007. This decline was due to lower revenue and, to a lesser extent, the impact of lower factory utilization resulting from our efforts to reduce inventory. About $140 million of the decline in gross profit resulted from lower factory utilization. The gross profit decline affected all segments. Gross profit in 2007 included a $39 million pre-tax gain on the sale of our broadband digital subscriber line (DSL) customer-premises equipment product line.

Operating expenses were $1.94 billion for R&D and $1.61 billion for SG&A. R&D expense decreased $200 million, or 9 percent, from 2007 due to the combination of expense reductions in Wireless and, to a lesser extent, the benefit from our collaborative work with foundries on advanced logic manufacturing technologies. We previously developed these manufacturing technologies almost exclusively in-house. SG&A expense decreased $66 million, or 4 percent, from 2007 due to the combination of lower compensation-related expenses and lower expenses for consumer advertisements for DLP high-definition television products.

Restructuring charges of $254 million recognized in the fourth quarter of 2008 included $121 million for a portion of the employment actions described above, $109 million for actions announced in October 2008 to re-focus our Wireless segment and $24 million for asset impairments related to an action announced in 2007 to shut down an older digital factory in connection with our decision to work with foundries on advanced logic manufacturing technology. The restructuring costs recognized consisted of $218 million for severance and benefit costs and $36 million related to impairments of long-lived assets. 2007 restructuring costs relating to the factory shutdown were $52 million, consisting of severance and benefit costs of $31 million and acceleration of depreciation on the factory's assets of $21 million.

Operating profit was $2.44 billion, or 19.5 percent of revenue, compared with $3.50 billion, or 25.3 percent of revenue, in 2007. This was a 30 percent decrease due to the decline in revenue and the associated lower gross profit, the impact of underutilized manufacturing assets, and higher restructuring charges. These more than offset a reduction in operating expenses.

Other income (expense) net (OI&E) was $44 million, a decrease of $151 million from 2007 primarily due to lower interest income. The decrease in interest income from a year ago was primarily due to lower interest rates, and to a lesser extent, lower average interest-bearing investments.

The tax provision was $561 million, compared with $1.05 billion for 2007. The decrease was primarily due to lower income before income taxes. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary. The tax provision for 2007 contained net discrete tax benefits of $28 million.

Income from continuing operations was $1.92 billion, a decrease of $721 million from 2007. EPS for 2008 was $1.44 per share, compared with $1.82 per share for 2007. The impact of restructuring costs reduced EPS by $0.12 per share in 2008 and by $0.02 per share in 2007. EPS in 2008 benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.

Orders were $11.86 billion, which was 13 percent lower than 2007. In the fourth quarter of 2008, orders were $1.86 billion, which was 42 percent lower than in the third quarter of 2008. The declines in both periods reflected lower demand over a broad range of our products.

Segment results

A detailed discussion of our segment results appears below. When reviewing each segment's results, bear in mind that restructuring charges negatively impacted each segment's operating profit as follows:

	2008	2007
Analog	**$ 60**	$ 18
Embedded Processing	**24**	4
Wireless	**130**	20
Other	**40**	10
Total restructuring	**$ 254**	$ 52

Analog

	2008	2007	2008 vs. 2007
Revenue	**$4,857**	$4,927	-1%
Operating profit	**1,050**	1,548	-32%
Operating profit % of revenue	**21.6%**	31.4%	

Analog revenue was about even with 2007 as growth in shipments of high-performance analog products was more than offset by a decline in shipments of high-volume analog & logic products.

Operating profit was $1.05 billion, or 21.6 percent of revenue. This was a decrease of $498 million from 2007 due to lower gross profit, and to a lesser extent, higher operating expenses. Higher operating expenses were primarily due to continued investment in R&D and SG&A, reflecting the strategic importance of this segment to our future growth.

Embedded Processing

	2008	2007	2008 vs. 2007
Revenue	**$1,631**	$1,588	3%
Operating profit	**268**	290	-7%
Operating profit % of revenue	**16.5%**	18.3%	

Embedded Processing revenue grew 3 percent compared with 2007 due to increased shipments during the earlier part of 2008, although revenue declined during the fourth quarter. The increase in revenue from 2007 was due to increased shipments of products for communications infrastructure applications, and to a lesser extent, catalog products. These increases more than offset lower revenue from a decline in shipments of products for automotive applications.

Operating profit was $268 million, or 16.5 percent of revenue. This was a decrease of $22 million compared with 2007 due to higher restructuring charges.

Wireless	2008	2007	2008 vs. 2007
Revenue	**$3,383**	$ 4,195	-19%
Operating profit	**347**	763	-55%
Operating profit % of revenue	**10.3%**	18.2%	

Wireless revenue declined $812 million, or 19 percent, from 2007 primarily due to lower shipments of baseband products, and to a lesser extent, lower shipments of OMAP application processors. As announced in December 2006, LM Ericsson Telephone Company added a second supplier of 3G basebands for handset applications, which began to affect our results in the fourth quarter of 2007 and continued to do so in 2008.

Operating profit was $347 million, or 10.3 percent of revenue. This was a decrease of $416 million from 2007 due to lower gross profit, and to a lesser extent, higher restructuring costs. These decreases were partially offset by lower operating expenses.

Other	2008	2007	2008 vs. 2007
Revenue	**$2,630**	$ 3,125	-16%
Operating profit	**772**	896	-14%
Operating profit % of revenue	**29.3%**	28.7%	

Revenue from Other was $2.63 billion in 2008. This was a decline of $495 million, or 16 percent, from 2007 due to, in decreasing order, a decrease in shipments across a broad range of products, the effect of the sale of our DSL customer-premises equipment product line in 2007 and lower royalties.

Operating profit for 2008 from Other was $772 million, or 29.3 percent of revenue. This was a decrease of $124 million compared with 2007 due to lower revenue.

Financial condition

At the end of 2009, total cash (cash and cash equivalents plus short-term investments) was $2.92 billion, an increase of $385 million from the end of 2008.

Accounts receivable were $1.28 billion at the end of 2009. This was an increase of $364 million compared with the end of 2008. Days sales outstanding were 38 at the end of 2009, compared with 33 at the end of 2008. The increase in accounts receivable was the result of higher revenue experienced throughout the fourth quarter of 2009, compared with a sharp decline in revenue in the fourth quarter of 2008, particularly in December.

Inventory was $1.20 billion at the end of 2009, $173 million lower than a year ago, and days of inventory at the end of 2009 were 76, compared with 89 at the end of 2008. The higher days of inventory at the end of 2008 reflected sharply declining demand due to the global economic downturn.

Liquidity and capital resources

Our sources of liquidity are cash flow from operations, cash and cash equivalents, short-term investments and revolving credit facilities.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2009 was $2.64 billion, a decrease of $687 million from the prior year due to changes in accounts receivable.

We have $1.18 billion of cash and cash equivalents and $1.74 billion of short-term investments as of December 31, 2009. We have a multi-year $1 billion revolving credit facility, and we have a non-U.S. revolving credit facility of $175 million that expires in November 2010. See Note 10 to the Financial Statements for additional information. As of December 31, 2009, these facilities were not being utilized.

In 2009, investing activities used $1.10 billion in cash, primarily for capital expenditures, and to a lesser extent, acquisitions. For 2009, capital expenditures were $753 million, about even with 2008. We used $155 million for acquisitions in 2009.

For 2009, net cash used in financing activities was $1.41 billion, compared with $2.43 billion in 2008. We used $954 million to repurchase 45 million shares of our common stock in 2009, compared with $2.12 billion used to repurchase 80 million shares of our common stock in 2008. Dividends paid in 2009 of $567 million, compared with $537 million in 2008, reflect the effect of increases in the quarterly dividend rate, partially offset by the lower number of shares outstanding. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2009, these exercises provided cash proceeds of $109 million, compared with $210 million in 2008.

Cumulatively, our board of directors has authorized $20.0 billion in stock repurchases since September 2004. At year-end 2009, $2.6 billion of these authorizations remain.

We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Long-term contractual obligations

Contractual obligations	Payments Due by Period				
	2010	2011/2012	2013/2014	Thereafter	Total
Operating lease obligations (a)	$ 86	$ 131	$ 90	$ 130	$ 437
Software license obligations (b)	83	113	16	—	212
Purchase obligations (c)	159	144	39	27	369
Retirement plans funding (d)	51	—	—	—	51
Deferred compensation plan (e)	15	75	23	41	154
Total (f)	$ 394	$ 463	$ 168	$ 198	$ 1,223

(a) Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as operating leases.

(b) Includes payments under license agreements for electronic design automation software.

(c) Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $3 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(d) Includes the minimum contributions expected to be made during 2010. Funding projections beyond 2010 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plans' asset performance, interest rates and potential U.S. and international legislation.

(e) Includes an estimate of payments under this plan for the liability that existed at December 31, 2009.

(f) Excluded from the table above are $56 million of uncertain tax liabilities. These amounts have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities.

Critical accounting policies

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. We consider the following accounting policies to be both those that are most important to the portrayal of our financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a significant effect on our financial statements.

Revenue recognition

Revenue from sales of our products is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed or determinable and collection of the revenue is reasonably assured. A portion of our sales is to distributors. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors consistent with the above principles.

We reduce revenue based on estimates of future credits to be granted to customers. Credits include volume-based incentives, other special pricing arrangements and product returns due to quality issues. We also grant discounts to some distributors for prompt payments. Our estimates of future credits are based on historical experience, analysis of product shipments and contractual arrangements with customers and distributors.

Distributor revenue is recognized net of allowances, which are management's estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity.

In addition, we monitor collectibility of accounts receivable primarily through review of the accounts receivable aging. When collection is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

Income taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future taxable income may change due to market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition to the factors described above, the effective tax rate reflected in forward-looking statements is based on then-current tax law. Significant changes during the year in enacted tax law could affect these estimates.

Inventory valuation allowances

Inventory is valued net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. Allowances are determined quarterly by comparing inventory levels of individual materials and parts to historical usage rates, current backlog and estimated future sales and by analyzing the age of inventory, in order to identify specific components of inventory that are judged unlikely to be sold. Allowances are also calculated quarterly for instances where inventoried costs for individual products are in excess of market prices for those products. In addition to this specific identification process, statistical allowances are calculated for remaining inventory based on historical write-offs of inventory for salability and obsolescence reasons. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Impairment of long-lived assets, intangibles and goodwill

We review long-lived assets for impairment when certain indicators suggest the carrying amount may not be recoverable. This review process primarily focuses on acquisition-related intangible assets; property, plant and equipment; and software for internal use or embedded in products sold to customers. Factors considered include the under-performance of an asset compared with expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash-flow technique. Additionally, in the case of assets that will continue to be used in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized. Actual results may vary from estimates due to, among other things, differences in operating results, shorter useful lives of assets and lower market values for excess assets. Additionally, we review goodwill for impairment annually, or more frequently if certain impairment indicators arise such as significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. This review compares the fair value for each reporting unit containing goodwill to its carrying value.

Valuation of auction-rate securities

The fair value of our auction-rate securities is estimated using a discounted cash flow (DCF) model that requires inputs that are supported by little or no market activity and reflect significant management judgment. Assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans, guarantees by other third parties, and additional credit enhancements provided through other means; and, publicly available pricing data for recently traded student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the current reduced liquidity for auction-rate securities. See Note 7 to the Financial Statements for details of fair-value measurements.

Changes in accounting standards

See Changes in Accounting Standards in Note 1 to the Financial Statements for a discussion of new accounting and reporting standards that have not yet been adopted.

Off-balance sheet arrangements

As of December 31, 2009, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies

See Note 11 to the Financial Statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2009, we had forward currency exchange contracts outstanding with a notional value of $465 million to hedge net balance sheet exposures (including $220 million to sell Japanese yen, $37 million to sell euros and $49 million to buy Taiwan dollars). Similar hedging activities existed at year-end 2008.

Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2009 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $2 million.

Interest rate risk

As of December 31, 2009 and 2008, we had no debt. Therefore, our primary exposure to changes in interest rates is limited to the effects on the fair values of our investments in cash equivalents and short-term investments. The effect of changes in interest rates on the fair value of our cash equivalents and short-term investments has not been material during 2009 or 2008 due to the primarily short-term duration of our investments. A hypothetical increase or decrease of 100 basis points in the applicable interest rates associated with these investments as of year-end 2009 would have resulted in a decrease of approximately $10 million and an increase of approximately $5 million in the fair value of these securities, respectively (in the instance of falling rates, the hypothetical change in value assumes that no interest rate on any individual security could drop below zero). Because the coupon rates applicable to our auction-rate securities reset every 7, 28 or 35 days to maximum rates indexed to short-term interest rate benchmarks defined for each security, a change in the general level of interest rates is not expected to cause a significant change in the fair value of our long-term investments in those securities. While an increase in interest rates reduces the fair value of the investment portfolio, we will not recognize the losses in other income (expense) net unless the individual securities are sold prior to recovery or the impairment is determined to be other-than-temporary.

Equity risk

Long-term investments at year-end 2009 include the following:

- Investments in mutual funds – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.
- Investments in venture capital funds – includes investments in limited partnerships (accounted for under either the equity or cost method).
- Equity investments – includes non-marketable (non-publicly traded) equity securities.

Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in the investments' fair values would not materially affect operating results. Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. See Note 7 to the Financial Statements for details of equity and other long-term investments.

Quarterly financial data

[Millions of dollars, except per-share amounts]

2009	Quarter 1st	2nd	3rd	4th
Revenue	**$2,086**	**$2,457**	**$2,880**	**$3,005**
Gross profit	**806**	**1,124**	**1,481**	**1,589**
Operating profit	**10**	**343**	**763**	**875**
Net income	**$ 17**	**$ 260**	**$ 538**	**$ 655**
Earnings per common share:				
Basic earnings per common share	**$ 0.01**	**$ 0.20**	**$ 0.42**	**$ 0.52**
Diluted earnings per common share	**$ 0.01**	**$ 0.20**	**$ 0.42**	**$ 0.52**

2008	Quarter 1st	2nd	3rd	4th
Revenue	$3,272	$3,351	$3,387	$2,491
Gross profit	1,756	1,749	1,643	1,097
Operating profit	807	833	746	51
Net income	$ 662	$ 588	$ 563	$ 107
Earnings per common share:				
Basic earnings per common share	$ 0.50	$ 0.44	$ 0.43	$ 0.08
Diluted earnings per common share	$ 0.49	$ 0.44	$ 0.43	$ 0.08

Included in the results above were the following items:

2009	Quarter 1st	2nd	3rd	4th
Restructuring expense (a)	**$ 105**	**$ 85**	**$ 10**	**$ 12**

2008	1st	2nd	3rd	4th
Restructuring expense (a)	$ —	$ —	$ —	$ 254
Federal research tax credit benefit (b)	$ —	$ —	$ —	$ 67

(a) See Note 2 to the Financial Statements for additional information.

(b) The U.S. federal research tax credit was reinstated in October 2008 and was retroactive to the beginning of 2008.

Common stock prices and dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

	Quarter			
	1st	2nd	3rd	4th
Stock prices:				
2009 High	**$17.63**	**$21.85**	**$25.35**	**$27.00**
Low	**13.70**	**16.00**	**20.11**	**22.26**
2008 High	$33.24	$33.00	$29.30	$21.76
Low	27.51	28.01	21.30	13.38
Dividends paid:				
2009	**$ 0.11**	**$ 0.11**	**$ 0.11**	**$ 0.12**
2008	$ 0.10	$ 0.10	$ 0.10	$ 0.11

Comparison of total shareholder return

This graph compares TI's total shareholder return with the S&P 500 Index and the S&P Information Technology Index over a five-year period, beginning December 31, 2004, and ending December 31, 2009. The total shareholder return assumes $100 invested at the beginning of the period in TI common stock, the S&P 500 Index and the S&P Information Technology Index. It also assumes reinvestment of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Texas Instruments Incorporated, The S&P 500 Index
And The S&P Information Technology Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Texas Instruments Incorporated
S&P 500
S&P Information Technology
* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends.

	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	**Dec-09**
Texas Instruments Incorporated	$100	$131	$118	$138	$65	**$112**
S&P 500	$100	$105	$121	$128	$81	**$102**
S&P Information Technology	$100	$101	$109	$127	$72	**$117**

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of TI or its management:

- Market demand for semiconductors, particularly in key markets such as communications, entertainment electronics and computing;
- TI's ability to maintain or improve profit margins, including its ability to utilize its manufacturing facilities at sufficient levels to cover its fixed operating costs, in an intensely competitive and cyclical industry;
- TI's ability to develop, manufacture and market innovative products in a rapidly changing technological environment;
- TI's ability to compete in products and prices in an intensely competitive industry;
- TI's ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;
- Expiration of license agreements between TI and its patent licensees, and market conditions reducing royalty payments to TI;
- Economic, social and political conditions in the countries in which TI, its customers or its suppliers operate, including security risks, health conditions, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates;
- Natural events such as severe weather and earthquakes in the locations in which TI, its customers or its suppliers operate;
- Availability and cost of raw materials, utilities, manufacturing equipment, third-party manufacturing services and manufacturing technology;
- Changes in the tax rate applicable to TI as the result of changes in tax law, the jurisdictions in which profits are determined to be earned and taxed, the outcome of tax audits and the ability to realize deferred tax assets;
- Changes in laws and regulations to which TI or its suppliers are or may become subject, such as those imposing fees or reporting or substitution costs relating to the discharge of emissions into the environment or the use of certain raw materials in our manufacturing processes;
- Losses or curtailments of purchases from key customers and the timing and amount of distributor and other customer inventory adjustments;
- Customer demand that differs from our forecasts;
- The financial impact of inadequate or excess TI inventory that results from demand that differs from projections;
- The ability of TI and its customers and suppliers to access their bank accounts and lines of credit or otherwise access the capital markets;
- Impairments of our non-financial assets;
- Product liability or warranty claims, claims based on epidemic or delivery failure or recalls by TI customers for a product containing a TI part;
- TI's ability to recruit and retain skilled personnel; and
- Timely implementation of new manufacturing technologies, installation of manufacturing equipment and the ability to obtain needed third-party foundry and assembly/test subcontract services.

For a more detailed discussion of these factors see the Risk Factors discussion in Item 1A of our most recent Form 10-K. The forward-looking statements included in this report are made only as of the date of publication (February 2010), and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.



Notice of annual meeting of stockholders

April 15, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 annual meeting of stockholders on Thursday, April 15, 2010, at the cafeteria on our property at 12500 TI Boulevard, Dallas, Texas, at 10:00 a.m. (Dallas time). At the meeting we will:

- Elect directors for the next year.
- Consider and act upon a board proposal to ratify the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2010.
- Consider and act upon such other matters as may properly come before the meeting.

Stockholders of record at the close of business on February 16, 2010, are entitled to vote at the annual meeting.

We urge you to vote your shares as promptly as possible by: (1) accessing the Internet web site, (2) calling the toll-free number or (3) signing, dating and mailing the enclosed proxy.

Sincerely,

Joseph F. Hubach
Senior Vice President,
Secretary and
General Counsel

Dallas, Texas
March 4, 2010

Table of contents

Proxy statement

March 4, 2010

Executive offices

12500 TI BOULEVARD, DALLAS, TEXAS 75243
MAILING ADDRESS: P. O. BOX 660199, DALLAS, TEXAS 75266-0199

Voting procedures

TI's board of directors requests your proxy for the annual meeting of stockholders on April 15, 2010. If you sign and return the enclosed proxy, or vote by telephone or on the Internet, you authorize the persons named in the proxy to represent you and vote your shares for the purposes mentioned in the notice of annual meeting. This proxy statement and related proxy are being distributed on or about March 4, 2010. If you come to the meeting, you can vote in person. If you don't come to the meeting, your shares can be voted only if you have returned a properly signed proxy or followed the telephone or Internet voting instructions, which can be found on the enclosed proxy. If you sign and return your proxy but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the board of directors. You can revoke your authorization at any time before the shares are voted at the meeting.

Election of directors

Directors are elected at the annual meeting to hold office until the next annual meeting and until their successors are elected and qualified. The board of directors has designated the following persons as nominees: RALPH W. BABB, JR., DAVID L. BOREN, DANIEL A. CARP, CARRIE S. COX, DAVID R. GOODE, STEPHEN P. MACMILLAN, PAMELA H. PATSLEY, WAYNE R. SANDERS, RUTH J. SIMMONS, RICHARD K. TEMPLETON and CHRISTINE TODD WHITMAN.

If you return a proxy that is not otherwise marked, your shares will be voted FOR each of the nominees.

Nominees for directorship

All of the nominees for directorship will be directors of the company at the time of the annual meeting. For a discussion of each nominee's qualifications to serve as a director of the company, please see pages 52-54. If any nominee becomes unable to serve before the meeting, the people named as proxies may vote for a substitute or the number of directors will be reduced accordingly.

Directors



RALPH W. BABB, JR.
Age 61
Director
Member, Audit Committee, effective March 15, 2010



PAMELA H. PATSLEY
Age 53
Director since 2004
Chair, Audit Committee



DAVID L. BOREN
Age 68
Director since 1995
Member, Audit Committee



WAYNE R. SANDERS
Age 62
Director since 1997
Member, Audit Committee



DANIEL A. CARP
Age 61
Director since 1997
Chair, Compensation Committee



RUTH J. SIMMONS
Age 64
Director since 1999
Chair, Governance and Stockholder Relations Committee



CARRIE S. COX
Age 52
Director since 2004
Member, Compensation Committee



RICHARD K. TEMPLETON
Age 51
Chairman since 2008 and director since 2003



DAVID R. GOODE
Age 69
Director since 1996
Member, Compensation Committee



CHRISTINE TODD WHITMAN
Age 63
Director since 2003
Member, Governance and Stockholder Relations Committee



STEPHEN P. MACMILLAN
Age 46
Director since 2008
Member, Audit Committee

Director not standing for reelection



JAMES R. ADAMS
Member, Governance and Stockholder Relations Committee

Mr. Adams, a highly valued director since 1989, has attained the age of 70 since his last election and is, therefore, ineligible under the company's by-laws to stand for reelection in 2010.

Director nomination process

The board is responsible for approving nominees for election as directors. To assist in this task, the board has designated a standing committee, the Governance and Stockholder Relations Committee (the G&SR Committee), which is responsible for reviewing and recommending nominees to the board. The G&SR Committee is comprised solely of independent directors as defined by the rules of the New York Stock Exchange (NYSE) and the board's corporate governance guidelines. Our board of directors has adopted a written charter for the G&SR Committee. It can be found on our web site at www.ti.com/corporategovernance.

It is a long-standing policy of the board to consider prospective board nominees recommended by stockholders. A stockholder who wishes to recommend a prospective board nominee for the G&SR Committee's consideration can write to the Secretary of the G&SR Committee, Texas Instruments Incorporated, Post Office Box 655936, MS 8658, Dallas, Texas 75265-5936. The G&SR Committee will evaluate the stockholder's prospective board nominee in the same manner as it evaluates other nominees.

In evaluating prospective nominees, the G&SR Committee looks for the following minimum qualifications, qualities and skills:

- Outstanding achievement in the individual's personal career.
- Breadth of experience.
- Soundness of judgment.
- Ability to make independent, analytical inquiries.
- Ability to contribute to a diversity of viewpoints among board members.
- Willingness and ability to devote the time required to perform board activities adequately (in this regard, the G&SR Committee will consider the number of other boards on which the individual serves as a director, and in particular the board's policy that directors should not serve on the boards of more than three other public companies).
- Ability to represent the total corporate interests of TI (a director will not be selected to, nor will he or she be expected to, represent the interests of any particular group).

Stockholders, non-employee directors, management and others may submit recommendations to the G&SR Committee.

Mr. Babb was elected to the board effective March 15, 2010. He is the only director nominee for the 2010 annual meeting of stockholders who is standing for election by the stockholders for the first time. A search firm retained by the company to assist the G&SR Committee in identifying and evaluating potential nominees initially identified Mr. Babb as a potential director candidate. The search firm conducted research to identify a number of potential candidates, based on qualifications and skills the G&SR Committee determined that candidates should possess. It then conducted further research on the candidates in whom the G&SR Committee had the most interest. The board's current size is within the desired range as stated in the board's corporate governance guidelines.

Board diversity and nominee qualifications

As indicated by the criteria above, the board prefers a mix of background and experience among its members. The board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service at the company. The effectiveness of this approach is evidenced by the directors' participation in the insightful and robust yet collegial deliberation that occurs at board and committee meetings and in shaping the agendas for those meetings.

As it considered director nominees for the 2010 annual meeting, the board kept in mind that the most important issues it considers typically relate to the company's strategic direction; succession planning for senior executive positions; the company's financial performance; the challenges of running a large, complex enterprise, including the management of its risks; major acquisitions and divestitures; and significant capital investment and research and development (R&D) decisions. These issues arise in the context of the company's operations, which primarily involve the manufacture and sale of semiconductors all over the world into communications, computing, industrial and consumer electronics end markets.

As described below, each of our director nominees has achieved an extremely high level of success in his or her career, whether at multi-billion dollar worldwide corporate enterprises, major U.S. universities or large governmental organizations. In these positions, each has been directly involved in the challenges relating to setting the strategic direction and managing the financial performance, personnel and processes of large, complex organizations. Each has had exposure to effective leaders and has developed the ability to judge leadership qualities. Each of them (other than the company's chairman and CEO) has experience in serving on the board of directors of at least one other major corporation, and two have served in high political office, all of which provides additional relevant experience on which each nominee can draw.

The board in concluding that each nominee should serve as a director relied on the specific experiences and attributes listed below and on the direct personal knowledge (except as to Mr. Babb, who will join the board March 15, 2010) born of previous service on the board, that each of the nominees brings insight and collegiality to board deliberations.

Mr. Babb

- As chairman and CEO of Comerica Incorporated and Comerica Bank (2002-present) and through a long career in banking, has gained first-hand experience in managing large, complex institutions, as well as insight into financial markets, which experience is particularly relevant to the company due to its global presence.
- As chief financial officer of Comerica Incorporated and Comerica Bank (1995-2002), controller and later chief financial officer of Mercantile Bancorporation (1978-1995), and auditor and later audit manager at the accounting firm of Peat Marwick Mitchell & Co. (1971-1978), gained extensive audit knowledge and experience in audit- and financial control-related matters.

Mr. Boren

- As president of the University of Oklahoma (1994-present), has gained first-hand experience in managing a large, complex institution, and has developed deep insight into the development and training of engineers, scientists and technologists, on whom the company relies for its next generation of employees.
- As a United States Senator (1979-1994) and Governor of the state of Oklahoma (1975-1979), developed keen insight into the workings of government on the federal and state level and how they might impact company operations.
- As a director of AMR Corporation (1994-present), has helped oversee the strategy and operations of a major multinational corporation. Is also a director of Continental Resources, Inc. (2009-present) and Torchmark Corporation (1996-present).

Mr. Carp

- As chairman and CEO (2000-2005) and president (1997-2001, 2002-2003) of Eastman Kodak Company, gained first-hand experience in managing a large, multinational corporation focused on worldwide electronic consumer markets (which are of relevance to the company), with ultimate management responsibility for the corporation's financial performance and its significant investments in capital and R&D.
- As chairman of the board of directors of Delta Airlines (2007-present) and a director of Liz Claiborne, Inc. (2006-2009) and Norfolk Southern Corporation (2006-present), has helped oversee the strategy and operations of major multinational corporations in various industries, including some that are capital-intensive.

Ms. Cox

- As executive vice president and president of Global Pharmaceuticals at Schering-Plough Corporation (2003-2009) and executive vice president and president of Global Prescription Business at Pharmacia Corporation (1997-2003), gained first-hand experience in managing large, multinational organizations focused on medical-related markets (which are of relevance to the company), with responsibility for those organizations' financial performance and significant capital and R&D investments. Is also a director of Cardinal Health, Inc. (2009-present) and Celgene Corporation (2009-present).

Mr. Goode

- As chairman of the board (1992-2006) and CEO (1992-2005) of Norfolk Southern Corporation, gained first-hand experience managing a large, complex transportation-related corporation, with ultimate management responsibility for its financial performance and its significant capital and R&D investments.
- As a director of Caterpillar, Inc. (1993-present), Delta Airlines, Inc. (1999-present), and Georgia Pacific Corp. (1992-2005), has helped oversee the strategy and operations of major multinational corporations, including some that are capital-intensive. Is also a director of Russell Reynolds Associates, Inc. (2005-present).

Mr. MacMillan

- As chairman (2009-present), director and CEO (2005-present) and president and chief operating officer (2003-2004) of Stryker Corporation, and sector vice president, global specialty operations at Pharmacia Corporation (1999-2003), has gained first-hand experience in managing a large, multinational corporation focused on medical-related markets (which are of relevance to the company), with ultimate management responsibility for the corporation's financial performance and its significant investments in capital and R&D.

Ms. Patsley

- As chairman and CEO (2009-present) of MoneyGram International, Inc., senior executive vice president of First Data Corporation (2000-2007), and president and CEO of Paymentech, Inc. (1991-2000), has gained first-hand experience managing large, multinational organizations, including the application of technology in the financial services sector, with ultimate management responsibility for their financial performance and significant capital investments.
- As audit committee chair at the company, a member of the audit committee at Dr Pepper Snapple Group, Inc., chief financial officer of First USA, Inc. (1987-1994), and a former auditor at KPMG Peat Marwick for almost six years before joining First USA, has developed a keen appreciation for audit- and financial control-related issues.
- As a director of Dr Pepper Snapple Group, Inc. (2008-present), and a former director of Molson Coors Brewing Company (2005-2009) and Adolph Coors Company (1996-2005), has helped oversee the strategy and operations of other major multinational corporations.

Mr. Sanders

- As chairman (1992-2003) and CEO (1991-2002) of Kimberly-Clark Corporation, has gained first-hand experience in managing a large, multinational consumer goods corporation, with ultimate management responsibility for its financial performance and its significant capital and R&D investments.

- As chairman of Dr Pepper Snapple Group, Inc. (2008-present) and director of Belo Corporation (2003-present), has helped oversee the strategy and operations of other large corporations. Is a former director of Adolph Coors Company (1995-2005).

Ms. Simmons

- As president of Brown University (2001-present) and president of Smith College (1995-2001), has gained first-hand experience in managing large, complex institutions, and has developed deep insight into the development and training of professionals including engineers, scientists and technologists, on whom the company relies for its next generation of employees.
- As a director of The Goldman Sachs Group, Inc. (2000-2010) and Pfizer, Inc. (1997-2007), has helped oversee the strategy and operations of other large corporations.

Mr. Templeton

- As a 29-year veteran of the semiconductor industry, serving the last 14 years at a senior level at the company, including as chairman since April 2008, CEO since 2004 and director since 2003, has developed a deep knowledge of all aspects of the company and of the semiconductor industry.

Ms. Whitman

- As Administrator of the Environmental Protection Agency (2001-2003) and Governor of the state of New Jersey (1994-2000), has gained first-hand experience managing a large, complex organization and has developed keen insight into the workings of government on the federal and state level and how they might impact company operations.
- As a director of S.C. Johnson & Son, Inc. (2003-present) and United Technologies Corp. (2003-present), has helped oversee the strategy and operations of other large corporations.

Communications with the board

Stockholders and others who wish to communicate with the board as a whole, or to individual directors, may write to them at: P.O. Box 655936, MS 8658, Dallas, Texas 75265-5936. All communications sent to this address will be shared with the board or the individual director, if so addressed.

Corporate governance

The board has a long-standing commitment to responsible and effective corporate governance. The board's corporate governance guidelines (which includes the director independence standards), the charters of each of the board's committees, TI's code of business conduct and our code of ethics for our chief executive officer and senior financial officers are available on our web site at www.ti.com/corporategovernance. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, Texas, 75266-0199, Attn: Investor Relations.

Annual meeting attendance

It is a policy of the board to encourage directors to attend each annual meeting of stockholders. Such attendance allows for direct interaction between stockholders and board members. In 2009, all directors attended TI's annual meeting of stockholders.

Director independence

The board has adopted the following standards for determining independence.

A. In no event will a director be considered independent if:

1. He or she is a current partner of or is employed by the company's independent auditors; or
2. An immediate family member of the director is (a) a current partner of the company's independent auditors or (b) currently employed by the company's independent auditors and personally works on the company's audit.

B. In no event will a director be considered independent if, within the preceding three years:

1. He or she was employed by the company (except in the capacity of interim chairman of the board, chief executive officer or other executive officer) or any of its subsidiaries;
2. He or she received more than $120,000 during any twelve-month period in direct compensation from TI (other than (a) director and committee fees and pension or other forms of deferred compensation and (b) compensation received for former service as an interim chairman of the board, chief executive officer or other executive officer);
3. An immediate family member of the director was employed as an executive officer by the company or any of its subsidiaries;
4. An immediate family member of the director received more than $120,000 during any twelve-month period in direct compensation from TI (excluding compensation as a non-executive officer employee of the company);
5. He or she was (but is no longer) a partner or employee of the company's independent auditors and personally worked on the company's audit within that time;
6. An immediate family member of the director was (but is no longer) a partner or employee of the company's independent auditors and personally worked on the company's audit within that time;
7. He or she was an executive officer of another company, at which any of TI's current executive officers at the same time served on that company's compensation committee;
8. An immediate family member of the director was an executive officer of another company at which any of TI's current executive officers at the same time served on that company's compensation committee;

9. He or she was, and remains at the time of the determination, an executive officer or employee of a company that made payments to, or received payments from, TI for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2 percent of the other company's consolidated gross revenues for its last completed fiscal year (for purposes of this standard, charitable contributions are not considered "payments"); or
10. An immediate family member of the director was, and remains at the time of the determination, an executive officer of a company that made payments to, or received payments from, TI for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2 percent of the other company's consolidated gross revenues for its last completed fiscal year (for purposes of this standard, charitable contributions are not considered "payments").

C. Audit Committee members may not accept any consulting, advisory or other compensatory fee from TI, other than in their capacity as members of the board or any board committee. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with TI (provided that such compensation is not contingent in any way on continued service).

D. The following relationships will not be considered material relationships with the company for the purpose of determining director independence:

1. A director is an employee, director or trustee of a charitable organization and TI or the TI Foundation makes discretionary contributions to that organization that are less than the greater of $50,000 or 2 percent of the organization's latest publicly available consolidated gross revenue.
2. A director is an employee, director or trustee of another entity that is indebted to TI or to which TI is indebted, and the total amount of either company's indebtedness to the other is less than 2 percent of the total consolidated assets of the entity he or she serves as an executive officer, director or trustee.

For any other relationship, the determination of whether it is material, and consequently whether the director involved is independent, will be made by directors who satisfy the independence criteria set forth in this section.

For purposes of these independence determinations, "immediate family member" will have the same meaning as under the NYSE rules.

Applying these standards, the board has determined that the following directors have no material relationship with the company other than as a director and are, therefore, independent: Mr. Adams, Mr. Babb, Mr. Boren, Mr. Carp, Ms. Cox, Mr. Goode, Mr. MacMillan, Ms. Patsley, Mr. Sanders, Ms. Simmons and Ms. Whitman.

Board organization

Board and committee meetings

During 2009, the board held nine meetings. The board has three standing committees described below. The committees of the board collectively held 27 meetings in 2009. Overall attendance at board and committee meetings was approximately 98 percent.

Board leadership structure

In 2009, the board, led by its G&SR Committee, conducted an in-depth review of the board's leadership structure. This review followed the submission and defeat at the 2009 annual meeting of a stockholder proposal that asked for the board to implement a policy that the position of chairman of the board be held by an independent director.

The board's current leadership structure combines the positions of chairman and CEO, and uses a rotating lead director approach whereby the chair of the appropriate board committee leads independent directors' executive sessions at which the principal item to be discussed is within the scope of authority of his or her committee. If there is no principal item, the chair of the G&SR Committee presides. The board chose this structure to facilitate oversight of management and to fully engage all independent directors. For example, independent directors meet in executive session at each regularly scheduled meeting to voice their observations and to shape future board agendas. Immediately following each session, the director who served as lead notifies the CEO of the independent directors' assessment of the meeting and desired agenda for future meetings. Each director has an equal stake in the board's actions and equal accountability to the corporation and its stockholders.

In its discussions over the course of several months, the board used two questions to guide its considerations: would stockholders be better served and would the board be more effective with a different structure. The board's discussion included a review of the practices of other companies and insight into the preferences of top stockholders, as gathered from face-to-face dialogue and review of published guidelines. The board also considered how board roles and interactions would change if it established a permanent lead director. In particular, the board noted that implementation of such a model could result in less engagement by independent directors (other than the permanent lead director) than exists under the current model, an outcome considered highly undesirable by the board.

After candid discussions, the board determined that a change in leadership structure would offer no net benefit to stockholders, and in fact, the current practice of a rotating director is superior in its ability to encourage active involvement, independent thinking and an environment of equal influence among all directors. The board concluded its review by reaffirming its belief that there is no uniform solution for a board leadership structure. Indeed, the company has had varying board leadership models over its history, at times separating the positions of chairman and CEO and at times combining the two. The board believes that the right structure should be informed by the needs and circumstances of the company, its board and its stockholders, and directors should remain adaptable to shaping the leadership structure as those needs change.

Committees of the board

Audit Committee. The Audit Committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. All members of the Audit Committee are independent under the rules of the NYSE and the board's corporate governance guidelines. Since January 1, 2009, the committee members have been Ms. Patsley (Chair), Mr. Boren, Mr. MacMillan and Mr. Sanders. Mr. Babb will join the Committee effective March 15, 2010. The Audit Committee is generally responsible for:

- Appointing, compensating, retaining and overseeing TI's independent registered public accounting firm.
- Reviewing the annual report of TI's independent registered public accounting firm related to quality control.
- Reviewing TI's annual reports to the SEC, including the financial statements and the "Management's Discussion and Analysis" portion of those reports, and recommending appropriate action to the board.
- Reviewing TI's audit plans.
- Reviewing before issuance TI's news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies.
- Discussing TI's audited financial statements with management and the independent registered public accounting firm, including a discussion with the firm regarding the matters required to be reviewed under applicable legal or regulatory requirements.
- Reviewing relationships between the independent registered public accounting firm and TI.
- Reviewing and discussing the adequacy of TI's internal accounting controls and other factors affecting the integrity of TI's financial reports with management and with the independent registered public accounting firm.
- Creating and periodically reviewing TI's whistleblower policy.
- Reviewing TI's risk assessment and risk management policies.
- Reviewing TI's compliance and ethics program.
- Reviewing a report of compliance of management and operating personnel with TI's code of business conduct, including TI's conflict of interest policy.
- Reviewing TI's non-employee-related insurance programs.
- Reviewing changes, if any, in major accounting policies of the company.
- Reviewing trends in accounting policy changes that are relevant to the company.
- Reviewing the company's policy regarding investments and financial derivative products.

The board has determined that all members of the Audit Committee are financially literate and have financial management expertise, as the board has interpreted such qualifications in its business judgment. In addition, the board has designated Ms. Patsley as the Audit Committee financial expert as defined in the Securities Exchange Act of 1934, as amended.

The Audit Committee met seven times in 2009. The Audit Committee holds regularly scheduled meetings and reports its activities to the board. The committee also continued its long-standing practice of meeting directly with our internal audit staff to discuss the audit plan and to allow for direct interaction between Audit Committee members and our internal auditors. Please see page 84 for a report of the committee.

Compensation Committee. The Compensation Committee consists of three independent directors. Since January 1, 2009, the committee members have been Mr. Carp (Chair), Ms. Cox and Mr. Goode. The committee is responsible for:

- Reviewing and approving company goals and objectives relevant to CEO compensation.
- Evaluating the CEO's performance in light of those goals and objectives.
- Setting the compensation of the CEO and other executive officers.
- Overseeing administration of employee benefit plans.
- Making recommendations to the board regarding:
  - Institution and termination of, revisions in and actions under employee benefit plans that (i) increase benefits only for officers of the company or disproportionately increase benefits for officers of the company more than other employees of the company, (ii) require or permit the issuance of the company's stock or (iii) the board must approve.
  - Reservation of company stock for use as awards of grants under plans or as contributions or sales to any trustee of any employee benefit plan.
  - Purchase of company stock in connection with employee benefit plans.
- Taking action as appropriate regarding the institution and termination of, revisions in and actions under employee benefit plans that are not required to be approved by the board.

The Compensation Committee holds regularly scheduled meetings, reports its activities to the board, and consults with the board before setting annual executive compensation. During 2009, the committee met eleven times. Please see page 70 for a report of the committee.

In performing its functions, the committee is supported by the company's Human Resources organization. The committee has the authority to retain any advisors it deems appropriate to carry out its responsibilities. The committee retained Pearl Meyer & Partners as its compensation consultant for the 2009 compensation cycle. The committee instructed the consultant to advise it directly on executive compensation philosophy, strategies, pay levels, decision-making processes and other matters within the scope of the committee's charter. Additionally, the committee instructed the consultant to assist the company's Human Resources organization in its support of the committee in these matters with such items as peer-group assessment, analysis of the executive compensation market, and compensation recommendations.

The Compensation Committee considers it important that its compensation consultant's objectivity not be compromised by other business engagements with the company or its management. In support of this belief, the committee adopted a policy in June 2007 on compensation consultants. A copy of the policy may be found on www.ti.com/corporategovernance. During 2009, neither the consultant nor any of its affiliates performed services for TI other than pursuant to the engagement by the committee.

The Compensation Committee considers executive compensation in a multistep process that involves the review of market information, performance data and possible compensation levels over several meetings leading to the annual determinations in January. Before setting executive compensation, the committee reviews the total compensation and benefits of the executive officers and considers the impact that their retirement, or termination under various other scenarios, would have on their compensation and benefits.

The CEO and the senior vice president responsible for Human Resources, who is an executive officer, are regularly invited to attend meetings of the committee. The CEO is excused from the meeting during any discussion of his own compensation. No executive officer determines his or her own compensation or the compensation of any other executive officer. As members of the board, the members of the committee receive information concerning the performance of the company during the year and interact with our management. During the committee's deliberations on executive compensation, the CEO gives the committee and the board an assessment of his own performance during the year just ended. He also reviews the performance of the other executive officers with the committee and makes recommendations regarding their compensation. The senior vice president responsible for Human Resources assists in the preparation of and reviews the compensation recommendations made to the committee other than for her compensation.

The Compensation Committee's charter provides that it may delegate its power, authority and rights with respect to TI's long-term incentive plans, employee stock purchase plan and employee benefit plans to (i) one or more committees of the board established or delegated authority for that purpose; or (ii) employees or committees of employees except that no such delegation may be made with respect to compensation of the company's executive officers.

Pursuant to that authority, the Compensation Committee has delegated to a special committee established by the board the authority to grant a limited number of stock options and restricted stock units under the company's long-term incentive plans. The sole member of the special committee is Mr. Templeton. The special committee has no authority to grant, amend or terminate any form of compensation to TI's executive officers. The Compensation Committee reviews the grant activity of the special committee.

Governance and Stockholder Relations Committee. All members of the G&SR Committee are independent. Since January 1, 2009, the committee members have been Ms. Simmons (Chair), Mr. Adams and Ms. Whitman. The G&SR Committee is generally responsible for:

- Making recommendations to the board regarding:
  - The development and revision of our corporate governance principles.
  - The size, composition and functioning of the board and board committees.
  - Candidates to fill board positions.
  - Nominees to be designated for election as directors.
  - Compensation of board members.
  - Organization and responsibilities of board committees.
  - Succession planning by the company.
  - Issues of potential conflicts of interest involving a board member raised under TI's conflict of interest policy.
  - Election of executive officers of the company.
  - Topics affecting the relationship between the company and stockholders.
  - Public issues likely to affect the company.
  - Responses to proposals submitted by stockholders.
- Reviewing:
  - Contribution policies of the company and of the TI Foundation.
  - Revisions to TI's code of ethics.
  - Electing officers of the company other than the executive officers.
  - Overseeing an annual evaluation of the board and the committee.

The G&SR Committee met nine times in 2009. The G&SR Committee holds regularly scheduled meetings and reports its activities to the board. Please see page 52 for a discussion of stockholder nominations and page 54 for a discussion of communications with the board.

Risk oversight by the board

It is management's responsibility to assess and manage the various risks TI faces. It is the board's responsibility to oversee management in this effort. In exercising its oversight, the board has allocated some areas of focus to its committees and has retained areas of focus for itself, as more fully described below.

Management generally views the risks TI faces as falling into the following categories: strategic, operational, financial and compliance. The board as a whole has oversight responsibility for the company's strategic and operational risks (e.g., major initiatives, competitive markets and products, sales and marketing, and research and development). Throughout the year the CEO discusses these risks with the board during strategy reviews that focus on a particular business or function. In addition, at the end of the year, the CEO provides a formal report on the top strategic and operational risks.

TI's Audit Committee has oversight responsibility for financial risk (such as accounting, finance, internal controls and tax strategy). Oversight responsibility for compliance risk is shared among the board committees. For example, the Audit Committee oversees compliance with the company's code of conduct and finance- and accounting-related laws and policies, as well as the company's compliance program itself; the Compensation Committee oversees compliance with the company's executive compensation plans and related laws and policies; and the G&SR Committee oversees compliance with governance-related laws and policies, including the company's corporate governance guidelines.

The Audit Committee oversees the company's approach to risk management as a whole. It reviews the company's risk management process at least annually by means of a presentation by the CFO.

Director compensation

The G&SR Committee has responsibility for reviewing and making recommendations to the board on compensation for non-employee directors, with the board making the final determination. The committee has no authority to delegate its responsibility regarding director compensation. In carrying out this responsibility it is supported by TI's Human Resources organization. The CEO, the senior vice president responsible for Human Resources and the Secretary review the recommendations made to the committee. The CEO also votes, as a member of the board, on the compensation of non-employee directors.

The compensation arrangements in 2009 for the non-employee directors were:

- Annual retainer of $80,000 for board and committee service.
- Additional annual retainer of $20,000 for the chair of the Audit Committee.
- Additional annual retainer of $10,000 for each of the chairs of the Compensation Committee and the Governance and Stockholder Relations Committee.
- Annual grant of a 10-year option to purchase 7,000 shares of TI common stock pursuant to the terms of the Texas Instruments 2003 Director Compensation Plan (Director Plan), which was approved by stockholders in April 2003. The exercise price of the option is the closing price of the company's common stock on the date of the grant. These non-qualified options become exercisable in four equal annual installments beginning on the first anniversary of the grant and also will become fully exercisable in the event of a change in control (as defined in the Director Plan) of TI.
- Annual grant of 2,500 restricted stock units pursuant to the terms of the Director Plan. The restricted stock units vest on the fourth anniversary of their date of grant and upon a change in control as defined in the Director Plan. If a director is not a member of the board on the fourth anniversary of the grant, restricted stock units will nonetheless settle on such anniversary date if the director has completed eight years of service prior to termination or the director's termination was due to death, disability or ineligibility to stand for reelection under the company's by-laws. The director may defer settlement of the restricted stock units at his or her election. Upon settlement, the director will receive one share of TI common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units at the same rate as dividends on TI common stock.
- $1,000 per day compensation for other activities designated by the chairman.

The board has determined that grants of equity compensation to non-employee directors will be timed to occur when grants are made to our U.S. employees in connection with the annual compensation review process. Accordingly, equity grants to non-employee directors are made in January. Please see the discussion regarding the timing of equity compensation grants in the Compensation Discussion and Analysis on page 68.

Directors are not paid a fee for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders meetings and other designated TI events. In addition, non-employee directors may travel on company aircraft to and from these meetings and other designated events. On occasion, directors' spouses are invited to attend board events; the spouses' expenses incurred in connection with attendance at those events are also reimbursed.

Under the Director Plan, some directors have chosen to defer all or part of their cash compensation until they leave the board (or certain other specified times). These deferred amounts were credited to either a cash account or stock unit account. Cash accounts earn interest from TI at a rate currently based on Moody's Seasoned Aaa Corporate Bonds. For 2009, that rate was 6.01 percent. Stock unit accounts fluctuate in value with the underlying shares of TI common stock, which will be issued after the deferral period. Dividend equivalents are paid on these stock units. Directors may also defer settlement of the restricted stock units that they receive.

We have arrangements with certain customers whereby our employees may purchase specific consumer products containing TI-manufactured components at discounted pricing. In addition, the TI Foundation has an educational and cultural matching gift program. In both cases, directors are entitled to participate on the same terms and conditions available to employees.

Non-employee directors are not eligible to participate in any TI-sponsored pension plan.

In April 2009, stockholders approved the Texas Instruments 2009 Director Compensation Plan (2009 Plan). Director compensation to be paid under the 2009 Plan is the same as described above, except that the change-in-control terms differ. The 2009 Plan contains "double-trigger" change-in-control terms such that a change in control does not, by itself, trigger vesting of grants made under the plan. Instead, termination of service on the board following a change in control is required to trigger vesting.

2009 director compensation

The following table shows the compensation of all persons who were non-employee members of the board during 2009 for services in all capacities to TI in 2009, except as otherwise indicated.

Name (1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation ($)(6)	Total ($)
J. R. Adams	$ 82,000	$37,375	$38,010	—	—	$10,655	$168,040
D. L. Boren	$ 80,000	$37,375	$38,010	—	—	$11,761	$167,146
D. A. Carp	$ 90,000	$37,375	$38,010	—	—	$ 8,531	$173,916
C. S. Cox	$ 81,000	$37,375	$38,010	—	$262	$ 20	$156,667
D. R. Goode	$ 80,000	$37,375	$38,010	—	—	$26,589	$181,974
S. P. MacMillan	$ 80,000	$37,375	$38,010	—	—	$ 20	$155,405
P. H. Patsley	$100,000	$37,375	$38,010	—	—	$ 4,720	$180,105
W. R. Sanders	$ 80,000	$37,375	$38,010	—	—	$ 8,531	$163,916
R. J. Simmons	$ 90,000	$37,375	$38,010	—	$352	$ 20	$165,757
C. T. Whitman	$ 81,000	$37,375	$38,010	—	—	$ 20	$156,405

(1) Mr. Babb was elected to the board effective March 15, 2010, and accordingly received no compensation for services as a TI director in 2009.

(2) Includes amounts deferred at the director's election.

(3) Shown is the aggregate grant date fair value of awards granted in 2009 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification™ Topic 718, Compensation-Stock Compensation (ASC 718). The discussion of the assumptions used for purposes of calculating the grant date fair value appears on pages 12-15 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009.

The table below shows the aggregate number of shares underlying outstanding restricted stock units held by the named individuals as of December 31, 2009.

Name	Restricted Stock Units (in shares)
J. R. Adams	26,012
D. L. Boren	30,380
D. A. Carp	16,164
C. S. Cox	9,500
D. R. Goode	21,132
S. P. MacMillan	4,500
P. H. Patsley	9,500
W. R. Sanders	17,100
R. J. Simmons	15,500
C. T. Whitman	9,500

Each restricted stock unit represents the right to receive one share of TI common stock. For restricted stock units granted prior to 2007, shares are issued at the time of mandatory retirement from the board (age 70) or upon the earlier of termination of service from the board after completing eight years of service or death or disability. For information regarding share issuances under restricted stock units granted after 2006, please see the discussion on page 58.

(4) Shown is the aggregate grant date fair value of awards granted in 2009 calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of calculating the grant date fair value appears on pages 12-15 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009.

The table below shows the aggregate number of shares underlying outstanding stock options held by the named individuals as of December 31, 2009.

Name	Options (in shares)
J. R. Adams	106,000
D. L. Boren	78,500
D. A. Carp	106,000
C. S. Cox	51,000
D. R. Goode	106,000
S. P. MacMillan	7,000
P. H. Patsley	51,000
W. R. Sanders	106,000
R. J. Simmons	106,000
C. T. Whitman	66,000

The terms of these options are as set forth on page 58 except that for options granted before November 2006, the exercise price is the average of the high and low price of the company's common stock on the date of grant.

(5) SEC rules require the disclosure of earnings on deferred compensation accounts to the extent that the rate of interest exceeds a specified rate (Federal Rate), which is 120 percent of the applicable federal long-term rate with compounding. Under the terms of the Director Plan, deferred compensation cash accounts earn interest at a rate based on Moody's Seasoned Aaa corporate bonds. For 2009, this interest rate exceeded the Federal Rate by 0.63%. Shown is the amount of interest earned on the directors' deferred compensation accounts that was in excess of the Federal Rate.

(6) Consists of (a) the annual cost ($20 per director) of premiums for travel and accident insurance policies, (b) contributions under the TI Foundation matching gift program of $10,000, $14,828 and $ 4,700 for Mr. Adams, Mr. Goode and Ms. Patsley, respectively, and (c) for certain individuals, costs related to the Director Award Program. Each director whose service commenced prior to June 20, 2002, is eligible to participate in the Director Award Program, a charitable donation program under which we will contribute a total of $500,000 per eligible director to as many as three educational institutions recommended by the director and approved by us. The contributions are made following the director's death. Directors receive no financial benefit from the program, and all charitable deductions belong to the company. In accordance with SEC rules, we have included the company's annual costs under the program in All Other Compensation of the directors who participate. These costs include third-party administrator fees for the program and premiums on life insurance policies to fund the program. Messrs. Adams, Boren, Carp, Goode and Sanders participate in this program.

Executive compensation

Compensation discussion and analysis

This section describes TI's compensation program for executive officers. It will provide insight into the following:

- The elements of the 2009 compensation program, why we selected them and how they relate to one another; and
- How we determined the amount of the compensation for 2009.

Currently, TI has 15 executive officers. These executives have the broadest job responsibilities and policy-making authority in the company. We hold them accountable for the company's performance and for maintaining a culture of strong ethics. Details of compensation for our CEO, CFO and the three other highest paid individuals who were executive officers in 2009 (collectively called the "named executive officers") can be found in the tables beginning on page 70.

Executive summary

- The Compensation Committee of TI's board of directors is responsible for setting the compensation of all TI executive officers. The committee consults with the other independent directors and its compensation consultant before setting annual compensation for the executives. The committee chair regularly reports on committee actions at board meetings.

- The primary goal of the compensation program is to provide meaningful incentives that motivate executive officers to achieve profitable growth and deliver shareholder value. To achieve this goal, the committee has designed the compensation program to (1) pay for performance; and (2) deliver rewards in ways that encourage executives to think and act in both the near-term and long-term interests of our stockholders.
- The executive compensation program is designed to encourage executive officers to pursue strategies that serve the interests of the company and stockholders, and not to promote excessive risk-taking by our executives. For example, in awarding bonuses, the committee uses a broad variety of financial measures, and considers the company's strategic position, so as to provide a balanced view of the company's performance. Moreover, the company's performance on those measures is assessed on both a relative and absolute basis, and over a one-year and a three-year period, to provide further context for the committee's assessment. Approximately two-thirds of the executives' compensation package is long-term compensation consisting of restricted stock units (which do not vest until four years after the grant date) and stock options (which vest in equal increments over four years and have no value unless the stock price has risen since the grant date). The committee believes that in total, its approach encourages executives to focus on the overall performance of the company and aligns their interests with those of stockholders.
- In a cyclical industry such as ours, in which market conditions and therefore growth and profitability can change quickly, we do not use formulas, thresholds or multiples to determine compensation awards. The only exception to this is the broad-based profit sharing program.
- All executive officers are employed at will. None has an employment contract.
- Executive compensation has cash and non-cash components. The cash components are base salary, profit sharing and performance bonus. The non-cash component is equity compensation in the form of non-qualified (NQ) stock options and restricted stock units. In addition, executive officers get the same benefits as other U.S. employees and a few perquisites, such as financial counseling and executive physicals.
- Setting cash compensation: base salary is generally set to be below the market median; profit sharing is determined according to a formula and depends on the level of the company's annual operating profit as a percentage of revenue; and bonuses are set at a level that, in the committee's judgment, appropriately reflects the company's near-term performance as compared with competitors, its strategic progress, and the performance of the operations for which the executive is responsible.
- Setting equity compensation: the primary consideration is the level of equity compensation granted to similarly situated executive officers at a peer group of companies (the "Comparator Group" discussed below).

Compensation elements

The primary elements of our executive compensation program are as follows:

Near-term compensation, paid in cash

Element	Purpose	Policy	Terms
Base salary	Basic, least variable form of compensation	Pay slightly below market median in order to weight total compensation to the performance-based elements described below	Paid twice monthly
Profit sharing	Broad-based program designed to emphasize that each employee contributes to the company's profitability and can share in it	Pay according to a formula that focuses employees on a company goal, and at a level that will affect behavior. Profit sharing is paid in addition to any performance bonus awarded for the year. For the last five years, the formula has been based on company-level annual operating profit margin. The formula was set by the TI board. The committee's practice has been not to adjust amounts earned under the formula.	Payable in a single cash payment shortly after the end of the performance year As in recent years, the formula for 2009 was: • Below 10% company-level annual operating profit as a percentage of revenue ("Margin"): No profit sharing • At 10% Margin: profit sharing = 2% of base salary • At Margin above 10%: profit sharing increases by 0.5% of base salary for each percentage point of Margin between 10% and 24%, and 1% of base salary for each percentage point of Margin above 24%. The maximum profit sharing is 20% of base salary. In 2009, TI delivered Margin of 19.1%. As a result, all eligible employees, including executive officers, received profit sharing of 6.55% of base salary.

Element	Purpose	Policy	Terms
Performance bonus	To motivate executives and reward them according to the company's relative and absolute performance and the executive's individual performance	Bonus is set to bring total cash compensation (base salary, profit sharing and bonus) to the appropriate level. The appropriate level for total cash is determined primarily on the basis of one-year and three-year company performance on certain measures (revenue growth percent, operating margin and total shareholder return) as compared to competitors and on our strategic progress in key markets and with customers.[1] These factors have been chosen to reflect our near-term financial performance as well as our progress in building long-term shareholder value. The committee aims to pay total cash compensation appropriately above median if company performance is above that of competitors, and pay total cash compensation appropriately below the median if company performance is below competitors. The committee does not rely on formulas or performance targets or thresholds. Instead it uses its judgment based on its assessment of the factors described above.	Determined by the committee and paid in a single payment after the performance year
Long-term compensation, awarded in equity			
Non-qualified stock options and restricted stock units	Alignment with shareholders; long-term focus; retention, particularly with respect to restricted stock units	We grant a combination of NQ stock options and restricted stock units, generally targeted at the median level of equity compensation awarded to executives in similar positions at the Comparator Group.	The terms and conditions of stock options and restricted stock units are summarized on pages 75-76. The committee's grant procedures are described on page 68.

Comparator group

The Compensation Committee considers the market level of compensation when setting the salary, bonuses and equity compensation of the executive officers. The committee targets salary slightly below market median in order to weight total compensation to performance-based elements. To estimate the market level of pay, the committee uses information provided by its compensation consultant and TI's Compensation and Benefits organization about compensation paid to executives in similar positions at Comparator Group companies.

The committee sets the Comparator Group. In general, the Comparator Group companies (1) are U.S.-based, (2) engage in the semiconductor business or other electronics or information technology activities, and (3) use forms of executive compensation comparable to TI's.

1 "Total shareholder return" refers to the percentage change in the value of a stockholder's investment in a company over the relevant time period, as determined by dividends paid and the change in the company's share price during the period. See page 66.

In June 2008, the committee set the Comparator Group for base salary and equity compensation decisions to be made in January 2009. For a discussion of the factors considered by the committee in June 2008, please see page 64 of the company's 2009 proxy statement. The Comparator Group consisted of the following companies:

Analog Devices, Inc.	Motorola, Inc.
Apple Inc.	NVIDIA Corporation
Applied Materials, Inc.	Oracle Corporation
Cisco Systems, Inc.	QUALCOMM Incorporated
Computer Sciences Corporation	Seagate Technology
eBay Inc.	Sun Microsystems, Inc.
EMC Corporation	Tyco Electronics Ltd.
Emerson Electric Co.	Yahoo! Inc.
Google Inc.	Western Digital Corporation
Intel Corporation	Xerox Corporation

In June 2009, the committee reviewed the Comparator Group in terms of industry, revenue and market capitalization. TI revenue and market capitalization were at approximately the 40th and 60th percentile, respectively, of the Comparator Group.[2] Based on the advice of its compensation consultant, the committee determined that the Comparator Group still appropriately reflected the compensation market. Subsequently the compensation consultant recommended that Sun Microsystems be excluded because of its pending acquisition by Oracle Corporation. The committee followed the recommendation for the bonus decision for 2009 performance, which it made in January 2010.

Analysis of compensation determinations for 2009

In setting compensation, the committee applied the same policies to all named executive officers. The committee determined each named executive officer's compensation separately, without using any formula to set one officer's compensation at a higher or lower level than another officer's.

Total compensation – Before finalizing the compensation of the executive officers, the committee performed a "tally sheet" review, i.e., a review covering all elements of compensation. The review included total cash compensation (salary, profit sharing and projected bonus), the grant date fair value of equity compensation, the impact that proposed compensation would have on other compensation elements such as pension, and a summary of benefits that the executives would receive under various termination scenarios. The review enabled the committee to see how various compensation elements relate to one another and what impact its decisions would have on the total earnings opportunity of the executives. In assessing the "tally sheet" data, the committee did not target a specific level of total compensation or use a formula to allocate compensation among the various elements. Instead, it discussed the data with its compensation consultant and used its judgment in assessing whether the total was consistent with the objectives of the program. Based on this review, the committee determined that the level of compensation was appropriate.

Base salary – In January 2009, the committee held the 2009 base salary of each named executive officer at the same level as in 2008. This decision was in response to the uncertain economic environment. As a result, the 2009 rate of base salary for the named executive officers was as follows:

Officer	2009 Annual Rate	Change from 2008 Annual Rate
Mr. Templeton	$963,120	0%
Mr. March	$465,000	0%
Mr. Lowe	$535,020	0%
Mr. Ritchie	$448,080	0%
Mr. Delagi	$430,020	0%

The salary differences among the named executive officers resulted from differences in 2008 salary rates, which were driven primarily by the market rate of pay for each officer.

Equity compensation – In January 2009, the committee granted equity compensation to the named executive officers using a combination of NQ stock options and restricted stock units.

The committee's objective was to set the equity grants at approximately the median market level, in this case the 40th to 60th percentile of equity compensation granted by the Comparator Group, for each of the named executive officers. In assessing the market

2 The statement in this paragraph about revenue and market capitalization reflects the information available to the committee when it reviewed the Comparator Group in June 2009. Comparator Group and TI revenue is for the four completed fiscal quarters before June 2009. Market capitalization is as of April 2009.

level, the committee considered information presented by TI's Compensation and Benefits organization (prepared using data provided by the committee's compensation consultant) on the estimated value of the awards expected to be granted by the Comparator Group to similarly situated executives in 2009.

The award value was estimated using the same methodology used for financial accounting. The number of shares was determined using "NQ Equivalents," which were calculated by treating each restricted stock unit as 3 NQ Equivalents and each option share as 1 NQ Equivalent. This 3:1 ratio approximates the relative accounting expense of granting one restricted stock unit as compared with an option for one share.

Except for Mr. Templeton and Mr. Delagi, the committee decided to grant each of the named executive officers twice the number of NQ Equivalents as he received in 2008. For Mr. Templeton, the committee's intention was that the estimated grant-date fair value of his 2009 equity compensation be no higher than the grant date fair value of his 2008 equity compensation. As a result, the number of NQ Equivalents for Mr. Templeton was less than twice the number he received in 2009. For Mr. Delagi, who became an executive officer in 2007, the number of NQ Equivalents was more than twice the number he received in 2008, to reflect his increased responsibilities. In each case, the committee determined that the grants at these levels would meet its objective of granting at the median market level as described above.

For each officer, the committee decided to allocate the NQ Equivalents equally between restricted stock units and options to give equal emphasis to promoting retention, motivating the executive and aligning his interests with those of stockholders.

Before approving the grants, the committee reviewed the amount of unvested equity compensation held by the officers to assess its retention value. In making this assessment, the committee used its judgment and did not apply any formula, threshold or maximum. This review did not result in an increase or decrease of the awards from the levels described above.

The exercise price of the options was the closing price of TI stock on January 29, 2009, the third trading day after the company released its annual and fourth quarter financial results for 2008. All grants were made under the 2000 Texas Instruments Long-Term Incentive Plan. All grants have the terms described on pages 75-76.

The other company employees who received equity compensation in January 2009 saw a percentage increase similar to that granted to the named executive officers. The differences in the equity awards among the named executive officers were primarily the result of differences in the applicable market level of equity compensation for their positions, and not the application of any formula designed to maintain differentials between the officers.

The grants to the named executive officers are shown in the grants of plan-based awards in 2009 table on page 72. The grant date fair value of the awards is reflected in that table and in the "Stock Awards" and "Option Awards" columns of the summary compensation table on page 71. The table below is provided to assist the reader in comparing NQ Equivalent levels for the awards reported in those tables.

Officer	Year	Stock Options (in Shares)	Restricted Stock Units (in Shares)	NQ Equivalents	Grant Date Fair Value*
Mr. Templeton	2009	664,461	221,487	1,328,922	$6,919,254
	2008	270,000	150,000	720,000	$6,866,100
	2007	270,000	150,000	720,000	$6,864,300
Mr. March	2009	190,000	63,334	380,000	$1,978,543
	2008	85,000	35,000	190,000	$1,797,450
	2007	85,000	35,000	190,000	$1,814,850
Mr. Lowe	2009	280,000	93,334	560,000	$2,915,743
	2008	100,000	60,000	280,000	$2,675,400
	2007	100,000	60,000	280,000	$2,668,200
Mr. Ritchie	2009	250,000	83,334	500,000	$2,603,343
	2008	100,000	50,000	250,000	$2,377,500
Mr. Delagi	2009	220,000	73,334	440,000	$2,290,943

* See notes 3 and 4 to the summary compensation table on page 71 for information on how grant date fair value was calculated.

Bonus – In January 2010, the committee set the 2009 bonus compensation for executive officers based on its assessment of 2009 performance. In setting the bonuses, the committee used the following performance measures to assess the company:

- The relative one-year and three-year performance of TI as compared with competitor companies, as measured by
  - revenue growth,
  - operating profit as a percentage of revenue,
  - total shareholder return; and
- The absolute one-year and three-year performance of TI on the above measures.

In addition, the committee considered our strategic progress by reviewing how competitive we are in key markets with our core products and technologies, as well as the strength of our relationships with key customers.

One-year relative performance on the three measures and one-year strategic progress were the primary considerations in the committee's assessment of the company's 2009 performance. In assessing performance, the committee did not use formulas, thresholds or multiples. Because market conditions can quickly change in our industry, thresholds established at the beginning of a year could prove irrelevant by year-end. The committee believes its approach, which assesses the company's relative performance in hindsight after year-end, gives it the insight to most effectively and critically judge results and encouraged executives to pursue strategies that serve the long-term interests of the company and its shareholders.

In the comparison of relative performance, the committee used the following companies (the "competitor companies"):[3]

Advanced Micro Devices, Inc.	LSI Logic Corporation
Altera Corporation	Marvell Technology Group Ltd.
Analog Devices, Inc.	Maxim Integrated Products, Inc.
Broadcom Corporation	Microchip Technology Incorporated
Conexant Systems, Inc.	National Semiconductor Corporation
Fairchild Semiconductor International, Inc.	NVIDIA Corporation
Infineon Technologies AG	ON Semiconductor Corporation
Intel Corporation	QUALCOMM Incorporated
Intersil Corporation	STMicroelectronics N.V.
Linear Technology Corporation	Xilinx, Inc.

These companies include both broad-based and niche suppliers that operate in our key markets or offer technology that competes with our products. This list of companies was unchanged from the list used by the committee in January 2009 in assessing TI performance for purposes of setting the bonuses for 2008 performance.

Assessment of 2009 performance

The committee spent extensive time in December and January reviewing the results of TI's 2009 performance and strategic progress. Based on that analysis, the committee determined that the company had performed well despite a sharp decline in world markets in the first half of the year and intense uncertainty about the prospects for economic recovery. The committee found that overall, 2009 performance was above the median as compared to the competitor companies listed above, and that management had led a strong and productive effort to use the downturn to focus the company's people and resources on the markets most likely to grow. This included targeted acquisitions, opportune capacity expansions, emphasis on research and development of new product applications and elimination of unnecessary expenses. The committee noted that relative revenue growth improved each quarter such that it was substantially above median for the fourth quarter and at median for the year; operating margin was in the top quartile for the year; and total shareholder return was slightly below median. With regard to strategic progress, the committee determined that once again the company strengthened its positions in Analog and Embedded Processing (the company's core businesses) with a broader portfolio of products and deeper relationships with customers. As expected, the company's revenue from its wireless digital basebands used in cell phones declined, due to its decision to stop development of these commoditizing products and the consequent reduction in market share. After reviewing all these factors, the committee applied its judgment and determined that, in total, TI's relative performance in 2009 was better than that of the prior year, and as a result, total cash compensation for the named executive officers in 2009 was 3 to 16 percent higher than it was in 2008.

Below are further details of the committee's assessment.

Revenue and margin

- TI's 2009 revenue declined 16.6 percent, which was the median rate for the competitor companies. About 4 points of this decline reflected weaker digital baseband sales into the cell phone market. TI returned to sequential revenue growth in the second quarter of the year, and year-over-year revenue growth resumed in the fourth quarter. After the first quarter, revenue growth improved significantly with each quarter as compared to competitors, and in the fourth quarter TI's relative performance was in the top quartile of competitor companies.
- Three-year compounded annual revenue growth was -9.9 percent. This rate was below the median of the competitor companies.
- One-year operating profit margin was 19.1 percent, in the top quartile of the competitor companies. Despite big declines in global markets in the first half of the year and an absolute revenue level that was about 17 percent lower in 2009 than in 2008, management's aggressive actions to reduce costs kept the company profitable and delivered operating profit margin for 2009 that was about the same as 2008's.
- Three-year average operating profit margin was 21.3 percent, in the top quartile of competitor companies.

3 To the extent the companies had not released financial results for the year or most recent quarter, the committee based its evaluation on estimates and projections of the companies' financial results for 2009.

Total shareholder return ("TSR")

- One-year TSR increased 71.9 percent, slightly below the median performance of the competitor companies.
- Three-year TSR declined 1.7 percent on a compounded annual basis, the median performance of the competitor companies.
- The company returned cash to stockholders through stock repurchases of almost $1 billion, reducing outstanding shares by 3 percent. The company also increased the quarterly dividend rate by 9 percent, the seventh increase in six years.
- Even accounting for the above stock repurchases and dividend increases, the balance sheet remained robust, ending the year with cash and short-term investments of more than $2.9 billion.

Strategic progress

- TI's strategic position in Analog and Embedded Processing strengthened in 2009 as the company continued to focus its attention and investments in these areas. Among the most important actions in the year were the launch of almost 700 new products and the acquisition of two companies. The acquisition of Luminary Micro expanded TI's microcontroller portfolio and accelerated the company's ability to offer the most complete portfolio in the industry. The acquisition of CICLON Semiconductor Device Corporation expanded TI's Analog portfolio to include power management chips that improve operating frequency by 100 percent and battery efficiency by 90 percent. The technology from both of these acquisitions is used in a wide range of electronics and further increases TI's ability to provide customers with the complete chain of analog and digital semiconductors needed for the conversion and processing of real-world signals.
- With the slowing economy in the first half of 2009 and global markets that appeared on the brink of a deep recession, TI took aggressive steps to reduce costs and focus its resources on the areas with the greatest growth potential. By the end of the fourth quarter, more than $750 million of annual expense had been eliminated and operating margin exceeded 25 percent.
- TI opened the industry's first 300mm Analog wafer manufacturing facility in Richardson, Texas. Initial shipments are planned to begin by the end of 2010. When the first phase of equipment is ramped and producing at full capacity, the facility will be capable of shipping more than $1 billion worth of analog chips per year. The company also opened a new 800,000 square-foot assembly/ test facility in Clark, the Philippines.
- The newly formed Kilby Labs completed its first full year of research and experiments with eight projects under way, all focused on new applications for semiconductor technology in areas such as solar energy, power efficiency and thermoelectric energy harvesting.
- As markets began to improve in the second half of the year, the demand for TI products rose quickly and the company was unable to fully meet it. However, with our flexible manufacturing strategy that makes use of both owned and contracted capacity, as well as the addition of new equipment that was procured at significant savings during the downturn, TI was able to approximately double its output inside of six months.

Performance Summary

	1-Year	3-Year
Revenue growth	-16.6%	-9.9% CAGR
Operating margin	19.1%	21.3% average
Return on invested capital (ROIC)	14.9%	20.1% average
Dividend rate growth	9%	200%
Total shareholder return (TSR)	71.9%	-1.7% CAGR

CAGR = compound annual growth rate

ROIC = operating margin x (1 – tax rate) / (assets – non-debt liabilities)

One-year TSR % = (adjusted closing price of the company's stock at year-end 2009, divided by 2008 year-end adjusted closing price) minus 1. The adjusted closing price is as shown under Historical Prices for the company's stock on Yahoo Finance and reflects stock splits and reinvestment of dividends.

Three-year TSR CAGR % = (adjusted closing price of the company's stock at year-end 2009, divided by 2006 year-end adjusted closing price)$^{1/3}$ minus 1. Adjusted closing price is as described above.

The committee also considered the level of total cash compensation expected to be paid to similarly situated officers of the Comparator Group companies for 2009. Based on its assessment of company performance and the expected market level of total cash compensation, the committee determined that the bonuses of the named executive officers for 2009 performance should generally be approximately 15 percent higher than for 2008.

Before setting the bonuses for the named executive officers, the committee considered the officers' individual performance. The performance of the CEO was judged according to the performance of the company. For the other officers, the committee considered the factors described below in assessing individual performance. In making this assessment, the committee did not apply any formula or performance targets.

Mr. March is the chief financial officer. The committee noted the financial management of the company.

Mr. Lowe is responsible for the company's analog semiconductor product lines. The committee noted the financial performance of those product lines, including the company's analog market share, and the position of the operations strategically and with customers.

Mr. Ritchie is responsible for the company's semiconductor manufacturing operations. The committee noted the performance of those operations, including their cost-competitiveness and inventory management.

Mr. Delagi is responsible for the company's Wireless Business Unit. The committee noted the financial performance of the business unit, including the strategic position of its products.

The bonuses awarded for 2009 performance are shown in the table below. The differences in the amounts awarded to the named executive officers were primarily the result of differences in the officers' level of responsibility and the applicable market level of total cash compensation expected to be paid to similarly situated officers in the Comparator Group. The bonus of each named executive officer was paid under the Executive Officer Performance Plan described on pages 70 and 72.

Results of the compensation decisions – Results of the compensation decisions made by the committee relating to the named executive officers for 2009 are summarized in the following table. This table is provided as a supplement to the summary compensation table on page 71 for investors who may find it useful to see the data presented in this form. Although the committee does not target a specific level of total compensation, it considers information similar to that in the table to ensure that the sum of these elements is, in its judgment, in a reasonable range. The principal differences between this table and the summary compensation table are explained in footnote 4 below.[4]

Officer	Year	Salary (Annual Rate)	Profit Sharing	Bonus	Equity Compensation (Grant Date Fair Value)	Total
Mr. Templeton	2009	$963,120	$63,084	$1,725,000	$6,919,254	$ 9,670,458
	2008	$963,120	$64,853	$1,500,000	$6,866,100	$ 9,394,073
	2007	$935,040	$95,822	$2,300,000	$6,864,300	$10,195,162
Mr. March	2009	$465,000	$30,458	$ 575,000	$1,978,543	$ 3,049,001
	2008	$465,000	$31,219	$ 425,000	$1,797,450	$ 2,718,669
	2007	$435,000	$44,248	$ 650,000	$1,814,850	$ 2,944,098
Mr. Lowe	2009	$535,020	$35,044	$ 775,000	$2,915,743	$ 4,260,807
	2008	$535,020	$35,945	$ 730,000	$2,675,400	$ 3,976,365
	2007	$505,020	$51,661	$1,100,000	$2,668,200	$ 4,324,881
Mr. Ritchie	2009	$448,080	$29,349	$ 600,000	$2,603,343	$ 3,680,772
	2008	$448,080	$30,172	$ 520,000	$2,377,500	$ 3,375,752
Mr. Delagi	2009	$430,020	$28,166	$ 550,000	$2,290,943	$ 3,299,129

For Mr. Templeton, the "Total" shown in this table is higher for 2009 than for 2008 due to the higher level of total cash compensation as a result of the higher bonus paid to him for 2009 performance. For the other named executive officers, the "Total" shown in this table is higher for 2009 than for 2008 primarily due to the higher grant-date fair value of the equity compensation they received in 2009.

4 This table shows the annual rate of base salary as set by the committee (effective in February of the year). In the summary compensation table, the "Salary" column shows the actual salary paid in the year. This table has separate columns for profit sharing and bonus. In the summary compensation table, profit sharing and bonus are aggregated in the column for "Non-equity Incentive Plan Compensation," in accordance with SEC requirements. Like the summary compensation table, this table shows the grant date fair value of equity compensation awarded in the year. Please see notes 3 and 4 to summary compensation table for information about how grant-date fair value was calculated.

The compensation decisions resulted in the following 2009 compensation mix for the named executive officers:


CEO
18%
10%
1%
72%
CFO
19%
15%
1%
65%
Other NEOs*
17%
13%
1%
69%
Base Salary
Equity Compensation
Profit Sharing
Bonus

*Average data for the named executive officers other than Mr. Templeton and Mr. March. Totals may exceed 100 percent due to rounding.

Equity dilution

The Compensation Committee's goal is to keep net annual dilution from equity compensation under 2 percent. "Net annual dilution" means the number of shares under equity awards granted by the committee each year to all employees (net of award forfeitures) as a percentage of the shares of the company's outstanding common stock. Equity awards granted in 2009 under the company's equity-compensation program resulted in 0 percent net annual dilution.

Process for equity grants

The Compensation Committee makes grant decisions for equity compensation at its January meeting each year. The dates on which these meetings occur are generally set three years in advance. The January meetings of the board and the committee generally occur in the week or two before we announce our financial results for the previous quarter and year.

On occasion, the committee may grant stock options or restricted stock units to executives at times other than January. For example, it has done so in connection with job promotions and for purposes of retention.

We do not back-date stock options or restricted stock units. We do not accelerate or delay the release of information due to plans for making equity grants.

Under the committee's policy, if the committee meeting falls in the same month as the release of the company's financial results, the grants approved at the meeting will be made effective on the later of (i) the meeting day or (ii) the third trading day after the release of results. Otherwise they will be made effective on the day of committee action. The exercise price of stock options is the closing price of TI stock on the effective date of the grant.

Recoupment policy

In September 2009, the committee approved a policy concerning recoupment ("clawback") of executive bonuses and equity compensation. Under the policy, in the event of a material restatement of TI's financial results due to misconduct, the committee will review the facts and circumstances and take the actions it considers appropriate with respect to the compensation of any executive officer whose fraud or willful misconduct contributed to the need for such restatement. Such action may include (a) seeking reimbursement of any bonus paid to such officer exceeding the amount that, in the judgment of the committee, would have been paid had the financial results been properly reported and (b) seeking to recover profits received by such officer during the twelve months after the restated period under equity compensation awards. All determinations by the committee with respect to this policy are final and binding on all interested parties.

Benefits

Reflecting the company's culture of respect and value for all employees, the financial and health benefits received by executive officers are the same as those received by other U.S. employees except for the few benefits described under the sub-heading Other Benefits below in the last paragraph of this section.

Retirement plans

The executive officers participate in our retirement plans under the same rules that apply to other U.S. employees. We maintain these plans to have a competitive benefits program and for retention.

Like other established U.S. manufacturers, we have had a U.S. qualified defined benefit pension plan for many years. At its origin, the plan was designed to be consistent with those offered by other employers in the diverse markets in which we operated, which at the time included consumer and defense electronics as well as semiconductors and materials products. In order to limit the cost of the plan, we closed the plan to new participants in 1997. We gave U.S. employees as of November 1997 the choice to remain in the plan, or to have their plan benefits frozen (i.e., no benefit increase attributable to years of service or change in eligible earnings) and begin participating in an enhanced defined contribution plan. Mr. Templeton chose not to remain in the defined benefit plan. As a result, his benefits under that plan were frozen in 1997 and he participates in the enhanced defined contribution plan. The other named executive officers have continued their participation in the defined benefit pension plan.

The Internal Revenue Code (IRC) imposes certain limits on the retirement benefits that may be provided under a qualified plan. To maintain the desired level of benefits, we have non-qualified defined benefit pension plans for participants in the qualified pension plan. Under the non-qualified plans, participants receive benefits that would ordinarily be paid under the qualified pension plan but for the limitations under the IRC. For additional information about the defined benefit plans, please see pages 77-78.

Employees accruing benefits in the qualified pension plan, including the named executive officers other than Mr. Templeton, also are eligible to participate in a qualified defined contribution plan that provides employer matching contributions. The enhanced defined contribution plan, in which Mr. Templeton participates, provides for a fixed employer contribution plus an employer matching contribution.

Because benefits under the qualified and non-qualified defined benefit pension plans are calculated on the basis of eligible earnings (salary and bonus), an increase in salary or bonus may result in an increase in benefits under the plans. Salary or bonus increases for Mr. Templeton do not result in greater benefits for him under the company's defined benefit pension plans because his benefits under those plans were frozen in 1997. The committee considers the potential effect on the executives' retirement benefits when it sets salary and performance bonus levels.

Deferred compensation

Any U.S. employee whose base salary and management responsibility exceed a certain level may defer the receipt of a portion of his or her salary, bonus and profit sharing. Rules of the U.S. Department of Labor require that this plan be limited to a select group of management. The program allows employees to defer the receipt of their compensation in a tax-efficient manner. Eligible employees include, but are not limited to, the executive officers. We offer it to be competitive with the benefits packages offered by other companies.

Deferred compensation account balances are unsecured and all amounts remain part of the company's operating assets. The value of the deferred amounts tracks the performance of investment alternatives selected by the participant. These alternatives are a subset of those offered to participants in the defined contribution plans described above. The company does not guarantee any minimum return on the amounts deferred. In accordance with SEC rules, no earnings on deferred compensation are shown in the 2009 summary compensation table on page 71 because no "above market" rates were earned on deferred amounts in 2009.

Employee stock purchase plan

Our stockholders approved the TI Employees 2005 Stock Purchase Plan in April 2005. Under the plan, all employees in the U.S. and certain other countries may purchase a limited number of shares of the company's common stock at a 15 percent discount. The plan is designed to offer the broad-based employee population an opportunity to acquire an equity interest in the company and thereby align their interests with those of stockholders. Consistent with our general approach to benefit programs, executive officers are also eligible to participate.

Health-related benefits

Executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, disability and life insurance. These benefits are intended to be competitive with benefits offered in the semiconductor industry.

Other benefits

Executive officers receive only a few benefits that are not available to all other U.S. employees. Specifically, we promote sustained good health by providing a company-paid physical for each executive officer, and we encourage effective long-term financial planning by providing financial counseling up to $8,000 per year for the CEO and $7,000 per year for the other executive officers. The board of directors has determined that for security reasons, it is in the company's interest to require the CEO to use company aircraft for personal air travel. The company provides no tax gross-ups for perquisites to any of the executive officers.

Compensation following employment termination or change in control

None of the executive officers has an employment contract. Executive officers are eligible for benefits on the same terms as other U.S. employees upon termination of employment or a change in control of the company. The current programs are described under the heading Potential Payments upon Termination or Change in Control beginning on page 80. None of the few additional benefits that the executive officers receive continue after termination of employment, except the amount described above for financial counseling is provided in the following year in the event of retirement. The committee reviews the potential impact of these programs before finalizing the annual compensation for the named executive officers. The committee did not raise or lower compensation for 2009 based on this review.

In September 2009, the board of directors amended the Texas Instruments 2009 Long-Term Incentive Plan to include new change-in-control terms for equity compensation awarded after 2009. For many years, the company has had single-trigger change-in-control terms, under which options become fully exercisable and shares will be issued under restricted stock units upon a change in control of TI. The plan amendments generally establish double-trigger terms for future grants, under which options become fully exercisable and shares are issued under restricted stock unit awards (to the extent permitted by Section 409A of the IRC) if the grantee is involuntarily terminated within 24 months after a change in control. These terms are intended to encourage employees to remain with the company through a transaction while reducing employee uncertainty and distraction in the period leading up to any such event.

Stock ownership guidelines and policy against hedging

Our board of directors has established stock ownership guidelines for executive officers. The guideline for the CEO is four times base salary or 125,000 shares, whichever is less. The guideline for other executive officers is three times base salary or 25,000 shares, whichever is less. Executive officers have five years from their election as executive officers to reach these targets. Directly owned shares and restricted stock units count toward satisfying the guidelines.

Short sales of TI stock by our executive officers are prohibited. It is against TI policy for any employee, including an executive officer, to engage in trading in "puts" (options to sell at a fixed price on or before a certain date), "calls" (similar options to buy), or other options or hedging techniques on TI stock.

Consideration of tax and accounting treatment of compensation

Section 162(m) of the IRC generally denies a deduction to any publicly held corporation for compensation paid in a taxable year to the company's CEO and four other highest compensated officers to the extent that the officer's compensation (other than qualified performance-based compensation) exceeds $1 million. The Compensation Committee considers the impact of this deductibility limit on the compensation that it intends to award. The committee exercises its discretion to award compensation that does not meet the requirements of Section 162(m) when applying the limits of Section 162(m) would frustrate or be inconsistent with our compensation policies and/or when the value of the foregone deduction would not be material. The committee has exercised this discretion when awarding restricted stock units that vest over time, without performance conditions to vesting. The committee believes it is in the best interest of the company and its stockholders that restricted stock unit awards provide for the retention of our executive officers in all market conditions.

The Texas Instruments Executive Officer Performance Plan is intended to ensure that performance bonuses under the plan are fully tax deductible under Section 162(m). The plan, which stockholders approved in 2002, is described on page 72. The committee's general policy is to award bonuses within the plan, although the committee reserves the discretion to pay a bonus outside the plan if it determines that it is in our stockholders' best interest to do so. The committee set the bonuses of the named executive officers for 2009 performance at the levels shown on page 67. The bonuses were awarded within the plan.

When setting equity compensation, the committee considers the estimated cost for financial reporting purposes of equity compensation it intends to grant. Its consideration of the estimated cost of grants made in 2009 is discussed on pages 63-64 above.

Compensation Committee report

The Compensation Committee of the board of directors has furnished the following report:

The committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with the company's management. Based on that review and discussion, the committee has recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K for 2009 and the company's proxy statement for the 2010 annual meeting of stockholders.

Daniel A. Carp, Chair   Carrie S. Cox   David R. Goode

2009 summary compensation table

The table below shows the compensation of the company's chief executive officer, chief financial officer and each of the other three most highly compensated individuals who were executive officers during 2009 (collectively called the "named executive officers") for services in all capacities to the company in 2009. For a discussion of the amount of a named executive officer's salary and bonus in proportion to his total compensation, please see the Compensation Discussion and Analysis on pages 60-70.

We believe that our compensation practices are fair and reasonable. Our executive officers do not have employment contracts. They are not guaranteed salary increases or bonus amounts. Pension benefits are calculated on salary and bonus only; the proceeds earned on equity or other performance awards are not part of the pension calculation. We do not guarantee a return or provide above-market returns on compensation that has been deferred. We have not repriced stock options, we do not grant reload options and we do not provide tax gross-ups. We do not provide excessive perquisites. Those few we do provide do not result in significant expense for TI. We believe our compensation program holds our executive officers accountable for the financial and competitive performance of TI, and for their individual contribution toward that performance.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(8)	Total ($)
R. K. Templeton	2009	$963,120	—	$3,311,231	$3,608,023	$1,788,084	$ 49,566	$145,633	$ 9,865,657
Chairman, President	2008	$960,780	—	$4,468,500	$2,397,600	$1,564,853	$ 36,592	$231,857	$ 9,660,182
& Chief Executive Officer	2007	$932,120	—	$4,248,000	$2,616,300	$2,395,822	(7)	$111,417	$10,303,659
K. P. March	2009	$465,000	—	$ 946,843	$1,031,700	$ 605,458	$327,928	$ 20,646	$ 3,397,575
Senior Vice President	2008	$462,500	—	$1,042,650	$ 754,800	$ 456,219	$385,214	$ 31,477	$ 3,132,860
& Chief Financial Officer	2007	$430,430	—	$ 991,200	$ 823,650	$ 694,248	$294,365	$ 21,758	$ 3,255,651
G. A. Lowe	2009	$535,020	—	$1,395,343	$1,520,400	$ 810,044	$378,384	$ 15,693	$ 4,654,884
Senior Vice President	2008	$532,520	—	$1,787,400	$ 888,000	$ 765,945	$429,163	$ 89,471	$ 4,492,499
	2007	$502,535	—	$1,699,200	$ 969,000	$1,151,661	$318,096	$ 7,103	$ 4,647,595
K. J. Ritchie (1)	2009	$448,080	—	$1,245,843	$1,357,500	$ 629,349	$418,897	$ 11,506	$ 4,111,175
Senior Vice President	2008	$446,900	—	$1,489,500	$ 888,000	$ 550,172	$540,851	$ 16,836	$ 3,932,259
R. G. Delagi (1)	2009	$430,020	—	$1,096,343	$1,194,600	$ 578,166	$252,850	$ 14,694	$ 3,566,673
Senior Vice President									

(1) Mr. Ritchie was not a named executive officer in 2007. Mr. Delagi was not a named executive officer in 2007 or 2008.

(2) Performance bonuses for 2009 were paid under the Texas Instruments Executive Officer Performance Plan. In accordance with SEC requirements, these amounts are reported in the Non-Equity Incentive Plan Compensation column.

(3) Shown is the aggregate grant date fair value of restricted stock unit awards calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2009 appears on pages 12-15 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009. For a description of these grant terms, please see pages 75-76. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2008 and 2007 appears respectively in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2008 (pages 12-15) and to TI's annual report on Form 10-K for the year ended December 31, 2007 (pages 15 and 23-26).

(4) Shown is the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of options granted in 2009 appears on pages 12-15 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009. For a description of these grant terms, please see pages 75-76. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2008 and 2007 appears respectively in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2008 (pages 12-15) and to TI's annual report on Form 10-K for the year ended December 31, 2007 (pages 15 and 23-26).

(5) Consists of performance bonus and profit sharing for 2009. Please see page 67 of the Compensation Discussion and Analysis for the amounts of bonus and profit sharing paid to each of the named executive officers for 2009.

(6) The company does not pay above-market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. The amounts in this column represent the change in the actuarial value of the named executive officers' benefits under the qualified defined benefit pension plan (TI Employees Pension Plan) and the non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan and TI Employees Non-Qualified Pension Plan II) from December 31, 2008, through December 31, 2009. This "change in the actuarial value" is the difference between the 2008 and 2009 present value of the pension benefit accumulated as of year-end by the named executive officer, assuming that benefit is not paid until age 65. Mr. Templeton's benefits under the company's pension plans were frozen as of December 31, 1997.

(7) The actuarial value of Mr. Templeton's account decreased by $11,314 during 2007. In accordance with SEC rules, this amount has not been included in his total 2007 compensation shown in this table.

(8) In the interest of transparency, the value of perquisites and other personal benefits is provided in this column even if the amount is less than the reporting threshold established by the SEC. The table below shows the value of perquisites and other benefits for 2009.

Name	Insurance	401(k) Contribution	Defined Contribution Retirement Plan (a)	Unused Vacation Time (b)	Personal Use of Company Aircraft (c)	Financial Counseling	Executive Physical
R. K. Templeton	$250	$9,800	$55,562	$20,767	$49,269	$8,000	$1,985
K. P. March	$250	$4,900	N/A	$12,340	—	$ 799	$2,357
G. A. Lowe	$250	$4,900	N/A	—	$ 8,281	$2,262	—
K. J. Ritchie	$250	$4,900	N/A	$ 4,782	—	$1,574	—
R. G. Delagi	$250	$4,900	N/A	$ 5,830	—	$1,700	$2,014

(a) Consists of (i) contributions under the company's enhanced defined contribution retirement plan of $4,900, and (ii) an additional amount of $50,662 accrued by TI to offset IRC limitations on amounts that could be contributed to the enhanced defined contribution retirement plan, which amount is also shown in the Non-qualified Deferred Compensation table on page 79.

(b) Represents payments for unused vacation time that could not be carried forward.

(c) The board of directors has determined that for security reasons, it is in TI's interest to require the chief executive officer to use the company aircraft for personal air travel. The amount shown for Mr. Templeton is the incremental cost of his personal use of aircraft. We valued this incremental cost using a method that takes into account: landing, parking and flight planning services expenses; crew travel expenses; supplies and catering expenses; aircraft fuel and oil expenses per hour of flight; communications costs; a portion of ongoing maintenance; and any customs, foreign permit and similar fees. Because company aircraft are primarily used for business travel, this methodology excludes the fixed costs, which do not change based on usage, such as pilots' salaries and the lease cost of the company aircraft. The amount shown for Mr. Lowe was valued using the same methodology. Under SEC rules, Mr. Lowe is deemed to have received a personal benefit in 2009, because corporate aircraft incurred additional mileage in picking him up from, or delivering him to, his home outside Dallas in connection with some of his business trips.

Grants of plan-based awards in 2009

The following table shows the grants of plan-based awards to the named executive officers in 2009.

			Estimated Possible Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards						
Name	Grant Date (1)	Date of Committee Action	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards (5)
Templeton	1/29/09	1/15/09	*	*	*	—	—	—		664,461	$14.95	$3,608,023
	1/29/09	1/15/09							221,487			$3,311,231
March	1/29/09	1/15/09	*	*	*	—	—	—		190,000	$14.95	$1,031,700
	1/29/09	1/15/09							63,334			$ 946,843
Lowe	1/29/09	1/15/09	*	*	*	—	—	—		280,000	$14.95	$1,520,400
	1/29/09	1/15/09							93,334			$1,395,343
Ritchie	1/29/09	1/15/09	*	*	*	—	—	—		250,000	$14.95	$1,357,500
	1/29/09	1/15/09							83,334			$1,245,843
Delagi	1/29/09	1/15/09	*	*	*	—	—	—		220,000	$14.95	$1,194,600
	1/29/09	1/15/09							73,334			$1,096,343

* TI did not use formulas or pre-set thresholds or multiples to determine incentive awards. Under the terms of the Executive Officer Performance Plan, each named executive officer is eligible to receive a cash bonus equal to 0.5 percent of the company's consolidated income (as defined in the plan). However, the Compensation Committee has the discretion to set bonuses at a lower level if it decides it is appropriate to do so. The committee decided to do so for 2009.

(1) In accordance with the grant policy of the Compensation Committee of the board (described on page 68), the grants became effective on the third trading day after the company released its financial results for the fourth quarter and year 2008. The company released these results on January 26, 2009.

(2) The stock awards granted to the named executive officers in 2009 were RSU awards. These awards were made under the company's 2000 Long-Term Incentive Plan. For information on the terms and conditions of these RSU awards, please see the discussion beginning on page 75.

(3) The options were granted under the company's 2000 Long-Term Incentive Plan. For information on the terms and conditions of these options, please see the discussion on page 75.

(4) The exercise price of the options is the closing price of TI common stock on January 29, 2009.

(5) Shown is the aggregate grant date fair value computed in accordance with ASC 718 for stock and option awards in 2009. The discussion of the assumptions used for purposes of the valuation appears on pages 12-15 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009.

None of the options or other equity awards granted to the named executive officers was repriced or modified by the company.

For additional information regarding TI's equity compensation grant practices, please see the Compensation Discussion and Analysis on page 68.

Outstanding equity awards at fiscal year-end 2009

The following table shows the outstanding equity awards for each of the named executive officers as of December 31, 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. K. Templeton	—	664,461 (2)	—	$14.95	1/29/2019	221,487 (6)	$5,771,951	—	—
	67,500	202,500 (3)	—	$29.79	1/25/2018	150,000 (7)	$3,909,000	—	—
	135,000	135,000 (4)	—	$28.32	1/18/2017	150,000 (8)	$3,909,000	—	—
	262,500	87,500 (5)	—	$32.55	1/19/2016	150,000 (9)	$3,909,000	—	—
	500,000	—	—	$21.55	1/20/2015	—	—	—	—
	700,000	—	—	$32.39	1/14/2014	—	—	—	—
	375,000	—	—	$16.25	2/20/2013	—	—	—	—
	625,000	—	—	$16.11	1/15/2013	—	—	—	—
	625,000	—	—	$26.50	1/16/2012	—	—	—	—
	210,000	—	—	$31.30	11/29/2011	—	—	—	—
	325,000	—	—	$50.38	1/17/2011	—	—	—	—
	400,000	—	—	$55.22	1/19/2010	—	—	—	—
K. P. March	—	190,000 (2)	—	$14.95	1/29/2019	63,334 (6)	$1,650,484	—	—
	21,250	63,750 (3)	—	$29.79	1/25/2018	35,000 (7)	$ 912,100	—	—
	42,500	42,500 (4)	—	$28.32	1/18/2017	35,000 (8)	$ 912,100	—	—
	63,750	21,250 (5)	—	$32.55	1/19/2016	30,000 (9)	$ 781,800	—	—
	80,000	—	—	$21.55	1/20/2015	—	—	—	—
	120,000	—	—	$32.39	1/14/2014	—	—	—	—
	60,000	—	—	$16.25	2/20/2013	—	—	—	—
	60,000	—	—	$16.11	1/15/2013	—	—	—	—
	100	—	—	$29.19	2/21/2012	—	—	—	—
	30,000	—	—	$26.50	1/16/2012	—	—	—	—
	12,700	—	—	$35.13	7/31/2011	—	—	—	—
	20,000	—	—	$50.38	1/17/2011	—	—	—	—
	24,000	—	—	$55.22	1/19/2010	—	—	—	—

Outstanding equity awards at fiscal year-end 2009 (cont'd)

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
G. A. Lowe	—	280,000 (2)	—	$14.95	1/29/2019	93,334 (6)	$2,432,284	—	—
	25,000	75,000 (3)	—	$29.79	1/25/2018	60,000 (7)	$1,563,600	—	—
	50,000	50,000 (4)	—	$28.32	1/18/2017	60,000 (8)	$1,563,600	—	—
	75,000	25,000 (5)	—	$32.55	1/19/2016	50,000 (9)	$1,303,000	—	—
	100,000	—	—	$21.55	1/20/2015	100,000 (10)	$2,606,000	—	—
	150,000	—	—	$32.39	1/14/2014	—	—	—	—
	125,000	—	—	$26.50	1/16/2012	—	—	—	—
	70,000	—	—	$31.30	11/29/2011	—	—	—	—
	60,000	—	—	$50.38	1/17/2011	—	—	—	—
	80,000	—	—	$55.22	1/19/2010	—	—	—	—
K. J. Ritchie	—	250,000 (2)	—	$14.95	1/29/2019	83,334 (6)	$2,171,684		
	25,000	75,000 (3)	—	$29.79	1/25/2018	50,000 (7)	$1,303,000	—	—
	50,000	50,000 (4)	—	$28.32	1/18/2017	50,000 (8)	$1,303,000	—	—
	75,000	25,000 (5)	—	$32.55	1/19/2016	50,000 (9)	$1,303,000	—	—
	100,000	—	—	$21.55	1/20/2015	—	—	—	—
	150,000	—	—	$32.39	1/14/2014	—	—	—	—
	90,000	—	—	$16.25	2/20/2013	—	—	—	—
	175,000	—	—	$16.11	1/15/2013	—	—	—	—
	100	—	—	$29.19	2/21/2012	—	—	—	—
	125,000	—	—	$26.50	1/16/2012	—	—	—	—
	40,000	—	—	$31.30	11/29/2011	—	—	—	—
	50,000	—	—	$50.38	1/17/2011	—	—	—	—
	50,000	—	—	$55.22	1/19/2010	—	—	—	—
R. G. Delagi	—	220,000 (2)	—	$14.95	1/29/2019	73,334 (6)	$1,911,084	—	—
	20,000	60,000 (3)	—	$29.79	1/25/2018	40,000 (7)	$1,042,400	—	—
	40,000	40,000 (4)	—	$28.32	1/18/2017	40,000 (8)	$1,042,400	—	—
	56,250	18,750 (5)	—	$32.55	1/19/2016	35,000 (9)	$ 912,100	—	—
	75,000	—	—	$21.55	1/20/2015	—	—	—	—
	100,000	—	—	$32.39	1/14/2014	—	—	—	—
	100	—	—	$29.19	2/21/2012	—	—	—	—
	125,000	—	—	$26.50	1/16/2012	—	—	—	—
	31,650	—	—	$31.30	11/29/2011	—	—	—	—
	50,000	—	—	$50.38	1/17/2011	—	—	—	—
	60,000	—	—	$55.22	1/19/2010	—	—	—	—

(1) Calculated by multiplying the number of restricted stock units by the closing price of TI's common stock on December 31, 2009 ($26.06).
(2) One-quarter of the shares became exercisable on January 29, 2010, and one-third of the remaining shares become exercisable on each of January 29, 2011, January 29, 2012, and January 29, 2013.
(3) One-third of the shares became exercisable on January 25, 2010, and one-half of the remaining shares become exercisable on each of January 25, 2011, and January 25, 2012.
(4) One-half of the shares became exercisable on January 18, 2010, and the remaining one-half become exercisable on January 18, 2011.
(5) Became fully exercisable on January 19, 2010.
(6) Vesting date is January 31, 2013. Dividend equivalents are paid on these restricted stock units.
(7) Vesting date is January 31, 2012. Dividend equivalents are paid on these restricted stock units.
(8) Vesting date is January 31, 2011. Dividend equivalents are paid on these restricted stock units.
(9) Vested on January 29, 2010. Dividend equivalents were not paid on these restricted stock units.
(10) Vesting date is July 30, 2010. Dividend equivalents are not paid on these restricted stock units.

The "*Option Awards*" shown in the table above are non-qualified stock options, each of which represents the right to purchase shares of TI common stock at the stated exercise price. For grants before 2007, the exercise price is the average of the high and low price of TI common stock on the grant date. For grants after 2006, the exercise price is the closing price of TI common stock on the grant date. The term of each option is 10 years unless the option is terminated earlier pursuant to provisions summarized in the chart below and in the paragraph following the chart. Options vest (become exercisable) in increments of 25 percent per year beginning on the first anniversary of the date of the grant. The chart below shows the termination provisions relating to outstanding stock options as of December 31, 2009. The Compensation Committee of the board of directors established these termination provisions to promote employee retention while offering competitive terms.

Grant	Employment Termination Due to Death or Permanent Disability	Employment Termination (at Least 6 Months after Grant) When Retirement Eligible	Employment Termination (at Least 6 Months after Grant) with 20 Years of Credited Service, but Not Retirement Eligible	Employment Termination for Cause	Other Circumstances of Employment Termination
Before February 20, 2003	Vesting continues; option remains in effect to end of term	Vesting continues; option remains in effect to end of term	Vesting continues; option remains in effect to end of term	Option cancels	Option remains exercisable for 30 days
On or after February 20, 2003	Vesting continues; option remains in effect to end of term	Vesting continues; option remains in effect to end of its term	Option remains in effect to the end of the term; vesting does not continue after employment termination	Option cancels	Option remains exercisable for 30 days

Options may be cancelled if the grantee competes with TI during the two years after employment termination or discloses TI trade secrets. In addition, for options received while the grantee was an executive officer, the company may reclaim (or "claw back") profits earned under grants if the officer engages in such conduct. These provisions are intended to strengthen retention and provide a reasonable remedy to TI in case of competition or disclosure of our confidential information.

The stock option terms also provide that upon a change in control of TI, the option becomes fully vested to the extent it is then outstanding. Further, if employment termination (except for cause) has occurred within 30 days before the change in control, the change in control is deemed to have occurred first. "Change in control" is defined as (1) acquisition of 20 percent of TI common stock other than through a transaction approved by the board of directors, or (2) change of a majority of the board of directors in a 24-month period unless a majority of the directors then in office have elected or nominated the new directors (together, the "standard definition"). TI stock options have had these change-in-control terms for many years. They were intended to reduce employee uncertainty and distraction in the period leading up to a change in control, if such an event were to occur.

The "*Stock Awards*" in the table of outstanding equity awards at fiscal year-end 2009 are restricted stock unit (RSU) awards. Each RSU represents the right to receive one share of TI common stock on a stated date (the "vesting date") unless the award is terminated earlier under terms summarized below. In general, the vesting date is approximately four years after the grant date. Except for 2006 grants, each RSU includes the right to receive dividend equivalents, which are paid annually in cash at a rate equal to the amount paid to stockholders in dividends. The table below shows the termination provisions of outstanding RSUs as of December 31, 2009.

Grant	Employment Termination Due to Death or Permanent Disability	Employment Termination When Retirement Eligible	Other Circumstances of Employment Termination
Before January 19, 2006*	Vesting continues; shares are paid at the scheduled vesting date	Grant terminates unless the Compensation Committee determines otherwise case-by-case**	Grant cancels; no shares are issued
On or after January 19, 2006	Vesting continues; shares are paid at the scheduled vesting date	Grant stays in effect and pays out shares at the scheduled vesting date. Number of shares reduced according to the duration of employment over the vesting period***	Grant cancels; no shares are issued

* Each of these grants vested on January 29, 2010.

** The Compensation Committee made no such determination for any of the named executive officers.

*** Calculated by multiplying the number of RSUs by a fraction equal to the number of whole 365-day periods from the grant date to the employment termination date (or first day of any bridge leave of absence leading to retirement), divided by the number years in the vesting period.

These termination provisions are intended to promote retention. RSU awards made after 2005 contain cancellation and clawback provisions like those described above for stock options. The terms of RSU awards made during 2006-2009 also provide for full vesting of the award upon a change in control of TI. Change in control is the standard definition unless the grant is subject to Section 409A of the IRC, in which event the definition under Section 409A applies. Section 409A defines a change in control as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation. These cancellation, "clawback" and change-in-control terms were added to conform RSU terms with those of stock options (to the extent permitted by the IRC) and to achieve the objectives described above in the discussion of stock options.

In September 2009, the board of directors amended the company's long-term incentive plan (the Texas Instruments 2009 Long-Term Incentive Plan) to include new change-in-control terms for RSUs and options granted after 2009. For a description of these new terms, see page 70. In addition, the Compensation Committee adopted in September 2009 a clawback policy applicable to, among other things, equity compensation for the named executive officers. For a description of the policy, see page 68.

In addition to the "Stock Awards" shown in the outstanding equity awards at fiscal year-end 2009 table above, Mr. Templeton holds an award of RSUs that was granted in 1995. The award, for 120,000 shares of TI common stock, vested in 2000. Under the award terms, the shares will be issued to Mr. Templeton in March of the year after his termination of employment for any reason. These terms were designed to provide a tax benefit to the company by postponing the related compensation expense until it was likely to be fully deductible. In accordance with SEC requirements, this award is reflected in the 2009 non-qualified deferred compensation table on page 79.

2009 option exercises and stock vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the named executive officers in 2009 and the value of any restricted stock units that vested in 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. K. Templeton	—	—	100,000	$1,495,000
K. P. March	—	—	25,000	$ 373,750
G. A. Lowe	—	—	50,000	$ 747,500
K. J. Ritchie	—	—	50,000	$ 747,500
R. G. Delagi	50,000	$337,500	25,000	$ 373,750

2009 pension benefits

The following table shows the present value as of December 31, 2009, of the benefit of the named executive officers under our qualified defined benefit pension plan (TI Employees Pension Plan) and non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan (which governs amounts earned before 2005) and TI Employees Non-Qualified Pension Plan II (which governs amounts earned after 2004)).

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(5)	Payments During Last Fiscal Year ($)
R. K. Templeton (1)	TI Employees Pension Plan	16 (2)	$ 356,958	—
	TI Employees Non-Qualified Pension Plan	16 (2)	$ 259,082	—
K. P. March	TI Employees Pension Plan	24 (2)	$ 361,085	—
	TI Employees Non-Qualified Pension Plan	19 (3)	$ 157,150	—
	TI Employees Non-Qualified Pension Plan II	24 (4)	$1,190,816	—
G. A. Lowe	TI Employees Pension Plan	24 (2)	$ 369,036	—
	TI Employees Non-Qualified Pension Plan	19 (3)	$ 226,107	—
	TI Employees Non-Qualified Pension Plan II	24 (4)	$1,300,890	—
K. J. Ritchie	TI Employees Pension Plan	30 (2)	$ 641,862	—
	TI Employees Non-Qualified Pension Plan	25 (3)	$ 452,036	—
	TI Employees Non-Qualified Pension Plan II	30 (4)	$1,648,783	—
R. G. Delagi	TI Employees Pension Plan	24 (2)	$ 342,017	—
	TI Employees Non-Qualified Pension Plan	19 (3)	$ 173,690	—
	TI Employees Non-Qualified Pension Plan II	24 (4)	$ 671,045	—

(1) In 1997, TI's U.S. employees were given the choice between continuing to participate in the defined benefit pension plans or participating in a new enhanced defined contribution retirement plan. Mr. Templeton chose to participate in the defined contribution plan. Accordingly, his accrued pension benefits under the qualified and non-qualified plans were frozen (i.e., they will experience no increase attributable to years of service or change in eligible earnings) as of December 31, 1997. Contributions to the defined contribution plan for Mr. Templeton's benefit are included in the 2009 summary compensation table.

(2) Credited service began on the date the officer became eligible to participate in the plan. Eligibility to participate began on the earlier of 18 months of employment, or January 1 following the completion of one year of employment. Accordingly, each of the named executive officers has been employed by TI for longer than the years of credited service shown above.

(3) Credited service began on the date the executive officer became eligible to participate in the TI Employees Pension Plan as described in note 2 above and ceased at December 31, 2004.

(4) Credited service began on the date the named executive officer became eligible to participate in the TI Employees Pension Plan as described in note 2 above.

(5) The assumptions and valuation methods used to calculate the present value of the accumulated pension benefits shown are the same as those used by TI for financial reporting purposes and are described in note 9 in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2009, except that a named executive officer's retirement is assumed (in accordance with SEC rules) for purposes of this table to occur at age 65 and no assumption for termination prior to that date is used. The amount of the lump sum benefit earned as of December 31, 2009, is determined using either (i) the Pension Benefit Guaranty Corporation (PBGC) interest assumption of 3.50 percent or (ii) the Pension Protection Act of 2006 (PPA) corporate bond yield interest assumption of 6.00 percent for the TI Employees Pension Plan and 6.09 percent for the TI Employees Non-Qualified Pension Plans, whichever rate produces the higher lump sum amount. A discount rate assumption of 6.00 percent for the TI Employees Pension Plan and 6.09 percent for the non-qualified pension plans were used to determine the present value of each lump sum.

TI Employees Pension Plan

The TI Employees Pension Plan is a qualified defined benefit pension plan. Please see page 69 under the Benefits heading of the Compensation Discussion and Analysis for a discussion of the origin and purpose of the plan. Employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in this plan.

A plan participant is eligible for normal retirement under the terms of the plan if he is at least 65 years of age with one year of credited service. A participant is eligible for early retirement if he is at least 55 years of age with 20 years of employment or 60 years of age with five years of employment. None of the named executive officers are currently eligible for early or normal retirement.

A participant may request payment of his accrued benefit at termination or any time thereafter. Participants may choose a lump sum payment or one of six forms of annuity. In order of largest to smallest periodic payment, the forms of annuity are: (i) single life annuity, (ii) 5-year certain and life annuity, (iii) 10-year certain and life annuity, (iv) qualified joint and 50 percent survivor annuity, (v) qualified joint and 75 percent survivor annuity, and (vi) qualified joint and 100 percent survivor annuity. If the participant does not request payment, he will begin to receive his benefit in April of the year after he reaches the age of 70½ in the form of annuity required under the IRC.

The pension formula for the qualified plan is intended to provide a participant with an annual retirement benefit equal to 1.5 percent multiplied by the product of (i) years of credited service and (ii) the average of the five highest consecutive years of his base salary plus bonus up to a limit imposed by the IRS, less a percentage (based on his year of birth, when he elects to retire and his years of service with TI) of the amount of compensation on which his Social Security benefit is based.

If an individual takes early retirement and chooses to begin receiving his annual retirement benefit at that time, such benefit is reduced by an early retirement factor. As a result, the annual benefit is lower than the one he would have received at age 65.

If the participant's employment terminates due to disability, the participant may choose to receive his accrued benefit at any time prior to age 65. Alternatively, the participant may choose to defer receipt of the accrued benefit until reaching age 65 and then take a disability benefit. The disability benefit paid at age 65 is based on salary and bonus, years of credited service the participant would have accrued to age 65 had he not become disabled and disabled status.

The benefit payable in the event of death is based on salary and bonus, years of credited service and age at the time of death, and may be in the form of a lump sum or annuity at the election of the beneficiary. The earliest date of payment is the first day of the second calendar month following the month of death.

Leaves of absence, including a bridge to retirement, are credited to years of service under the qualified pension plan. Please see the discussion of leaves of absence on page 83 below.

TI Employees Non-Qualified Pension Plans

TI has two non-qualified pension plans: the TI Employees Non-Qualified Pension Plan (Plan I), which governs amounts earned before 2005; and the TI Employees Non-Qualified Pension Plan II (Plan II), which governs amounts earned after 2004. Each is a non-qualified defined benefit pension plan. Please see page 69 under the Benefits heading of the Compensation Discussion and Analysis for a discussion of the purpose of the plans. As with the qualified defined benefit pension plan, employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in Plan I or Plan II. Eligibility for normal and early retirement under these plans is the same as under the qualified plan (please see page 77). Benefits are paid in a lump sum.

A participant's benefits under Plan I and Plan II are calculated using the same formula as described above for the TI Employees Pension Plan. However, the IRS limit on the amount of compensation on which a qualified pension benefit may be calculated does not apply. Additionally, the IRS limit on the amount of qualified benefit the participant may receive does not apply to these plans. Once this non-qualified benefit amount has been determined using the formula described above, the individual's qualified benefit is subtracted from it. The resulting difference is multiplied by an age-based factor to obtain the amount of the lump sum benefit payable to an individual under the non-qualified plans.

Amounts under Plan I will be distributed when payment of the participant's benefit under the qualified pension plan commences. Amounts under Plan II will be distributed subject to the requirements of Section 409A of the IRC. Because the named executive officers are among the 50 most highly compensated officers of the company, Section 409A of the IRC requires that they not receive any lump sum distribution payment under Plan II before the first day of the seventh month following termination of employment.

If a participant terminates due to disability, amounts under Plan I will be distributed when payment of the participant's benefit under the qualified plan commences. For amounts under Plan II, distribution is governed by Section 409A of the IRC, and the disability benefit is reduced to reflect the payment of the benefit prior to age 65.

In the event of death, payment under both plans is based on salary and bonus, years of credited service and age at the time of death and will be in the form of a lump sum. The earliest date of payment is the first day of the second calendar month following the month of death.

Balances in the plans are unsecured obligations of the company. For amounts under Plan I, in the event of a change in control, the present value of the individual's benefit would be paid not later than the month following the month in which the change in control occurred. For such amounts, the standard definition of a change in control (please see page 75) applies. For all amounts accrued under this plan, if a sale of substantially all of the assets of the company occurred, the present value of the individual's benefit would be distributed in a lump sum as soon as reasonably practicable following the sale of assets. For amounts under Plan II, no distribution of benefits is triggered by a change in control.

Leaves of absence, including a bridge to retirement, are credited to years of service under the non-qualified pension plans. For a discussion of leaves of absence, please see page 83 below.

2009 non-qualified deferred compensation

The following table shows contributions to the named executive officer's deferred compensation account in 2009 and the aggregate amount of his deferred compensation as of December 31, 2009.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
R. K. Templeton	—	$50,662	$1,517,017 (3)	$54,000 (4)	$4,340,803 (5)
K. P. March	—	—	$ 752	—	$ 92,491
G. A. Lowe	$195,145 (1)	—	$ 115,398	—	$ 734,272
K. J. Ritchie	—	—	$ 29,750	—	$ 73,051
R. G. Delagi	—	—	$ 17,957	—	$ 42,607

(1) Amount shown is (a) a portion of Mr. Lowe's bonus and profit sharing for 2008, both of which were paid in 2009; and (b) a portion of his 2009 salary. The full amount of the bonus and profit sharing for 2008 was included in the summary compensation table of the company's proxy statement dated March 5, 2009. The full amount of his 2009 salary is included in the Salary column of the 2009 summary compensation table on page 71.

(2) Company matching contributions pursuant to the defined contribution plan. These amounts are included in the All Other Compensation column of the 2009 summary compensation table on page 71.

(3) Consists of: (a) $54,000 in dividend equivalents paid under the 120,000-share 1995 RSU award discussed on page 76, settlement of which has been deferred until after termination of employment; (b) a $1,264,800 increase in the value of the RSU award (calculated by subtracting $1,862,400 (the value of the award at year-end 2008) from $3,127,200 (the value of the award at year-end 2009) (in both cases, the number of RSUs is multiplied by the closing price of TI common stock on the last trading date of the year)); and (c) a $198,217 gain in Mr. Templeton's deferred compensation account in 2009. Dividend equivalents are paid at the same rate as dividends on the company's common stock.

(4) Dividend equivalents paid on the RSUs discussed in note 3.

(5) Of this amount, $3,127,200 is attributable to Mr. Templeton's 1995 RSU award, calculated as described in note 3. The remainder is the balance of his deferred compensation account.

Please see page 69 for a discussion of the purpose of the plan. An employee's deferred compensation account contains eligible compensation the employee has elected to defer and contributions by the company that are in excess of the IRS limits on (i) contributions the company may make to the enhanced defined contribution plan and (ii) matching contributions the company may make related to compensation the executive officer deferred into his deferred compensation account.

Participants in the deferred compensation plan may choose to defer up to (i) 25 percent of their base salary, (ii) 90 percent of their performance bonus, and (iii) 90 percent of profit sharing. Elections to defer compensation must be made in the calendar year prior to the year in which the compensation will be earned.

The company has determined that the investment alternatives for deferred compensation balances should generally be the same as the investment alternatives available under the company's defined contribution plan. These investment alternatives may be changed at any time.

During 2009, participants could choose to have their deferred compensation mirror the performance of one or more of the following mutual funds, each of which is managed by a third party (these alternatives are a subset of those offered to participants in the defined contribution plans): Northern Trust Short Term Investment Fund, Northern Trust Daily Aggregate Bond Fund Index, Barclays Global Investors Equity Index Fund, Northern Trust Russell 1000 Value Equity Index, Northern Trust Russell 1000 Growth Equity Index, Northern Trust Russell 2000 Equity Index, Barclays Global Investors Active International Equity, Barclays Global Investors Lifepath Funds (Lifestyle 2010), Barclays Global Investors Lifepath Funds (Lifestyle 2020), Barclays Global Investors Lifepath Funds (Lifestyle 2030) and Barclays Global Investors Lifepath Funds (Lifestyle 2040). In May, the Barclay's Global Investors Active International Equity Fund was replaced by the Barclay's Global Investors International Equity Index Fund. Effective December 1, 2009, (the date BlackRock, Inc. completed its acquisition of Barclays Global Investors) funds managed by Barclays were replaced with the following: BlackRock Equity Index Fund, BlackRock (EAFE) (Europe, Australia, Far East) Equity Index Fund, BlackRock Lifepath Index 2010 Fund, BlackRock Lifepath Index 2020 Fund, BlackRock Lifepath Index 2030 Fund, and BlackRock Lifepath Index 2040 Fund. The BlackRock Lifepath Index 2050 Fund and the BlackRock Lifepath Index Retirement Fund (which replaced the BlackRock Lifepath Index 2010 Fund) were added as investment options effective January 1, 2010. Prior to April 2005, participants could also choose to have their deferred compensation mirror the performance of TI's common stock. Effective January 1, 2010, the TI stock fund was removed as an investment option and prior to its removal any amounts invested in the TI stock fund were automatically reinvested in the appropriate Lifepath fund based on each participant's assumed retirement age.

From among the available alternatives, participants may change their instructions relating to their deferred compensation daily. Earnings on a participant's balance are determined solely by the performance of the investments that the participant has chosen for his plan balance. The company does not guarantee any minimum return on investments. A third party administers the company's deferred compensation program.

A participant may request distribution from the plan in the case of an unforeseeable emergency. To obtain an unforeseeable emergency withdrawal, a participant must meet the requirements of Section 409A of the IRC. Otherwise, a participant's balance is paid pursuant to his distribution election and is subject to applicable IRC limitations.

Amounts contributed by the company, and amounts earned and deferred by the participant for which there is a valid distribution election on file, will be distributed in accordance with the participant's election. Amounts for which no valid distribution election is on file will be distributed three years from the date of deferral.[5]

In the event of the participant's death, the earliest date of payment is the first day of the second calendar month following the month of death.

Like the balances under the non-qualified defined benefit pension plans, deferred compensation balances are unsecured obligations of the company. For amounts earned and deferred prior to 2010, a change in control does not trigger a distribution under the plan. For amounts earned and deferred after 2009, distribution occurs, to the extent permitted by Section 409A of the IRC, if the participant is involuntarily terminated within 24 months after a change in control.

Potential payments upon termination or change in control

None of the named executive officers has an employment contract with the company. They are eligible for benefits on generally the same terms as other U.S. employees upon termination of employment or change in control of the company. TI does not reimburse executive officers for any income or excise taxes that are payable by the executive as a result of payments relating to termination or change in control.

Termination

The following programs may result in payments to a named executive officer whose employment terminates. Most of these programs have been discussed above in the proxy statement. For a discussion of the impact of these programs on the compensation decisions for 2009, please see the Compensation Discussion and Analysis on pages 69-70.

Bonus. Our policies concerning bonus and the timing of payments are described on page 62. Whether a bonus would be awarded, and in what amount, to an executive officer whose employment has terminated would depend on the circumstances of termination. It may be presumed that no bonus would be awarded in the event of a termination for cause. If awarded, bonuses are paid by the company.

Qualified and non-qualified defined benefit pension plans. The purposes of these plans are described on page 69. The formula for determining benefits, the forms of benefit and the timing of payments are described on pages 77-78. The amounts disbursed under the qualified and non-qualified plans are paid, respectively, by the TI Employees Pension Trust and the company.

Deferred compensation plan. The purpose of this plan is described on page 69. The amounts payable under this program depend solely on the performance of investments that the participant has chosen for his plan balance. The timing of payments is discussed on pages 79-80. Amounts distributed are paid by the company.

Equity compensation. Depending on the circumstances of termination, grantees whose employment terminates may retain the right to exercise previously granted stock options and receive shares under outstanding restricted stock unit (RSU) awards. Please see pages 75-76. Most RSU awards include a right to receive dividend equivalents. The dividend equivalents are paid annually by the company in a single cash payment after the last dividend payment of the year.

Profit sharing. For a description of the purpose of this program, the formula for determining payments and the timing of payments, please see page 61. Like other U.S. employees, if a named executive officer remains employed through the end of the year, he will receive any profit sharing paid for that year. In the event of retirement or commencement of a bridge to retirement, any profit sharing will be paid for the portion of the year worked before retirement or the beginning of the bridge. In the event of termination due to disability or death, the officer or his beneficiaries would receive any profit sharing paid for the year. Profit sharing payments are made by the company.

Time bank. Based on years of employment with the company, employees accrue hours in a time bank. Time bank hours may be used for paid absences from the office such as vacation and sick days. Employees receive a cash payment for any time bank hours still outstanding on termination of employment. The amount paid is calculated by applying the employee's base salary rate in effect at the

---

5 The named executive officers have made the following distribution elections for deferred compensation: Mr. Templeton, lump sum paid in January 2012; Mr. March, lump sum paid in January 2011; Mr. Lowe, lump sum paid in January 2012; Mr. Ritchie, lump sum paid in January 2011; and Mr. Delagi, lump sum paid in January 2012.

time of termination to the number of hours remaining in the time bank. Time bank payments are made in a lump sum by the company. They are ordinarily paid no later than what would have been the employee's next regular pay cycle.

Perquisites. Financial counseling is available to executive officers in the year after retirement. Otherwise, no perquisites continue after termination of employment.

The following tables indicate the amounts for which each named executive officer would have been eligible if his employment had terminated on December 31, 2009, as a result of disability, death, involuntary termination for cause, resignation, or involuntary termination not for cause. Because none of the executive officers was eligible to retire as of December 31, 2009, no potential payments are stated assuming retirement.

Termination due to disability

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (3)	Non-Qualified Defined Benefit Pension Plan II (4)	Deferred Compensation (5)	RSUs (6)	Stock Options (7)	Profit Sharing (8)	Time Bank (9)	Total
Templeton . .	(1)	$ 807,461	$609,677	$ 128,200	$1,213,603	$20,626,151	$19,534,662	$63,084	$220,407	$43,203,245
March	(1)	$1,315,084	$349,792	$2,463,516	$ 92,491	$ 4,256,484	$ 3,657,300	$30,458	$ 89,424	$12,254,549
Lowe.	(1)	$1,674,965	$654,107	$1,920,940	$ 734,272	$ 9,468,484	$ 3,561,800	$35,044	$ 73,874	$18,123,486
Ritchie.	(1)	$1,716,946	$926,549	$3,296,868	$ 73,051	$ 6,080,684	$ 5,852,650	$29,349	$ 81,860	$18,057,957
Delagi	(1)	$1,661,638	$522,241	$1,012,075	$ 42,607	$ 4,907,984	$ 2,782,450	$28,166	$ 77,734	$11,034,895

(1) Because the amount of a bonus is subject to the Compensation Committee's discretion considering the facts and circumstances of the termination, it is not possible to predict the amount of bonus, if any, the executive officer would have received.

(2) The amount shown is the lump sum benefit payable at age 65 to the named executive officer in the event of termination as of December 31, 2009, due to disability, assuming the named executive officer does not request payment of his disability benefit until age 65. The assumptions used in calculating these amounts are the same as the age-65 lump-sum assumptions used for financial reporting purposes for the company's audited financial statements for 2009 and are described in footnote 5 to the 2009 pension benefits table on page 77.

(3) The amount shown is the lump sum benefit payable at age 65 to the named executive officers in the event of termination due to disability. The assumptions used are the same as those described in note 2 above.

(4) The amount shown is the lump sum benefit payable at separation of service (as defined in the plan) in the event of termination due to disability. The assumptions used are the same as those described in note 2 above.

(5) Aggregate account value as of December 31, 2009. The amounts shown in the 2009 non-qualified deferred compensation table on page 79 include the amounts shown in this column.

(6) Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2009 ($26.06). Because the executive officer will retain his RSU awards in the event of termination and they will continue to vest according to their terms, all outstanding RSUs are assumed to be vested for purposes of this table. Please see the outstanding equity awards at fiscal year-end 2009 table on pages 73-74 for the number of unvested RSUs as of December 31, 2009, and page 76 for a discussion of an additional outstanding RSU award held by Mr. Templeton.

(7) Calculated as the difference between the grant price of all outstanding in-the-money options and the closing price of TI common stock as of December 31, 2009 ($26.06), multiplied by the number of shares under such options as of December 31, 2009.

(8) Amounts earned in 2009.

(9) Calculated by multiplying the number of hours remaining in the named executive officer's time bank by the applicable base salary rate as of December 31, 2009.

Termination due to death

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (2)	Deferred Compensation (3)	RSUs (4)	Stock Options (5)	Profit Sharing (6)	Time Bank (7)	Total
Templeton	(1)	$212,612	$153,336	$ 3,771	$1,213,603	$20,626,151	$19,534,662	$63,084	$220,407	$42,027,626
March	(1)	$221,761	$ 95,999	$746,095	$ 92,491	$ 4,256,484	$ 3,657,300	$30,458	$ 89,424	$ 9,190,012
Lowe	(1)	$238,451	$145,091	$862,482	$ 734,272	$ 9,468,484	$ 3,561,800	$35,044	$ 73,874	$15,119,498
Ritchie	(1)	$367,837	$256,866	$966,307	$ 73,051	$ 6,080,684	$ 5,852,650	$29,349	$ 81,860	$13,708,604
Delagi	(1)	$230,267	$116,786	$464,240	$ 42,607	$ 4,907,984	$ 2,782,450	$28,166	$ 77,734	$ 8,650,234

(1) See note 1 to the Termination Due to Disability table.

(2) Value of the benefit payable in a lump sum to the executive officer's beneficiary calculated as required by the terms of the plan assuming the earliest possible payment date. The plan provides that in the event of death, the beneficiary receives 50 percent of the participant's accrued benefit, reduced by the age-applicable joint and 50 percent survivor factor.

(3) See note 5 to the Termination Due to Disability table.

(4) Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2009 ($26.06). All outstanding RSUs are assumed to be vested for purposes of this table. Please see the Outstanding Equity Awards at Fiscal Year-End 2009 table on pages 73-74 for the number of unvested RSUs as of December 31, 2009, and see page 76 for a discussion of an additional outstanding RSU award held by Mr. Templeton.

(5) See note 7 to the Termination Due to Disability table.

(6) Amounts earned in 2009.

(7) See note 9 to the Termination Due to Disability table.

Involuntary termination for cause

Name	Bonus (1)	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (2)	Deferred Compensation (3)	RSUs	Stock Options	Profit Sharing (5)	Time Bank (6)	Total
Templeton	—	$410,618	$296,033	$ 7,384	$1,213,603	$3,127,200 (4)	—	$63,084	$220,407	$5,338,329
March	—	$409,971	$177,057	$1,379,838	$ 92,491	—	—	$30,458	$ 89,424	$2,179,239
Lowe	—	$445,546	$271,991	$1,610,495	$ 734,272	—	—	$35,044	$ 73,874	$3,171,222
Ritchie	—	$717,305	$500,959	$1,884,494	$ 73,051	—	—	$29,349	$ 81,860	$3,287,018
Delagi	—	$416,788	$210,917	$ 840,803	$ 42,607	—	—	$28,166	$ 77,734	$1,617,015

(1) It is presumed that in the event of termination for cause no bonus would be awarded.

(2) Lump sum value of the December 31, 2009, accrued benefit calculated as required by the terms of the plan assuming the earliest possible payment date.

(3) See note 5 to the Termination Due to Disability Table.

(4) Calculated by multiplying 120,000 vested RSUs by the closing price of the company's common stock as of December 31, 2009 ($26.06).

(5) Amounts earned in 2009.

(6) See note 9 to the Termination Due to Disability table.

Resignation; involuntary termination not for cause

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (2)	Deferred Compensation (3)	RSUs	Stock Options (5)	Profit Sharing (6)	Time Bank (7)	Total
Templeton. . .	(1)	$410,618	$296,033	$ 7,384	$1,213,603	$3,127,200(4)	$12,152,500	$63,084	$220,407	$17,490,829
March	(1)	$409,971	$177,057	$1,379,838	$ 92,491	—	$ 1,546,400	$30,458	$ 89,424	$ 3,725,639
Lowe.	(1)	$445,546	$271,991	$1,610,495	$ 734,272	—	$ 451,000	$35,044	$ 73,874	$ 3,622,222
Ritchie	(1)	$717,305	$500,959	$1,884,494	$ 73,051	—	$ 3,075,150	$29,349	$ 81,860	$ 6,362,168
Delagi	(1)	$416,788	$210,917	$ 840,803	$ 42,607	—	$ 338,250	$28,166	$ 77,734	$ 1,955,265

(1) See note 1 to the Termination Due to Disability table.

(2) See note 2 to the Involuntary Termination for Cause table.

(3) See note 5 to the Termination Due to Disability table.

(4) See note 4 to the Involuntary Termination for Cause table.

(5) Calculated as the difference between the grant price of all exercisable in-the-money options and the closing price of TI common stock as of December 31, 2009 ($26.06), multiplied by the number of shares under such options as of December 31, 2009.

(6) Amounts earned in 2009.

(7) See note 9 to the Termination Due to Disability table.

In the case of a resignation pursuant to a separation arrangement, an executive officer (like other employees above a certain job grade level) will typically be offered a 12-month paid leave of absence before termination, in exchange for a non-compete and non-solicitation commitment and a release of claims against the company. The leave period will be credited to years of service under the pension plans described above. During the leave, the executive officer's stock options will continue to become exercisable and his RSUs will continue to vest. Amounts paid to an individual during a paid leave of absence are not counted when calculating profit sharing and benefits under the qualified and non-qualified pension plans. During a paid leave of absence an individual does not continue to accrue time bank hours. He retains medical and insurance benefits at essentially the same rates as active company employees during the paid leave of absence period.

In the case of a separation arrangement in which the paid leave of absence expires when the executive officer will be at least 50 years old and have at least 15 years of employment with the company, the separation arrangement will typically include an unpaid leave of absence, to commence at the end of the paid leave and end when the executive officer has reached the earlier of age 55 with at least 20 years of employment or age 60 (bridge to retirement). The bridge to retirement will be credited to years of service under the qualified and non-qualified defined benefit plans described above. The executive officer will not receive profit sharing or accrue time bank hours for the period he is on a bridge to retirement, but he will retain medical and insurance benefits at essentially the same rates as active TI employees. For the effect of a bridge to retirement on equity compensation, please see the discussion on page 76.

Change in control

We have no program, plan or arrangement providing benefits triggered by a change in control except as described below. In fact, the only consequences of a change in control are the acceleration of payment of existing balances and the full vesting of certain outstanding equity awards.

A change in control at December 31, 2009, would have triggered payment of the balance under the TI Employees Non-Qualified Pension Plan and a portion of the balance under the deferred compensation plan. Please see pages 78 and 80 for a discussion of the purpose of change in control provisions relating to the non-qualified defined benefit plans and the deferred compensation plan as well as the circumstances and the timing of payment.

Please see pages 75-76 for further information concerning change in control provisions relating to stock options and RSU awards. For a discussion of the impact of these programs on the compensation decisions for 2009, please see pages 69-70.

The following table indicates the amounts that would have been triggered for each executive officer had there been a change in control as of December 31, 2009. The actual amounts that would be paid out can only be determined at the time the change in control occurs.

Name	Bonus	Qualified Defined Benefit Pension Plan	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II	Deferred Compensation (3)	RSUs (4)	Stock Options (5)	Profit Sharing	Time Bank	Total
Templeton	(1)	—	$296,033	—	$2,491,843	$20,626,151	$7,382,162	—	—	$30,796,189
March	(1)	—	$177,057	—	$ 79,321	$ 4,256,484	$2,110,900	—	—	$ 6,623,762
Lowe	(1)	—	$271,991	—	$1,133,482	$ 9,468,484	$3,110,800	—	—	$13,984,757
Ritchie	(1)	—	$500,959	—	$ 66,026	$ 6,080,684	$2,777,500	—	—	$ 9,425,169
Delagi	(1)	—	$210,917	—	$ 59,405	$ 4,907,984	$2,444,200	—	—	$ 7,622,506

(1) See note 1 to the Termination Due to Disability table.

(2) Lump sum value of the December 31, 2009, accrued benefit calculated as required by the terms of the plan assuming the earliest possible payment date.

(3) Shown is the amount earned and deferred prior to 2005. See page 80 for a discussion of the effect of a change in control on an executive officer's deferred compensation account.

(4) Calculated by multiplying the number of outstanding RSUs by the closing price of the company's common stock as of December 31, 2009 ($26.06).

(5) Upon a change in control meeting the standard definition (please see page 75), all outstanding options granted before 2010 become immediately exercisable. Calculated as the difference between the grant price of in-the-money options not already exercisable and the closing price of the company's common stock as of December 31, 2009 ($26.06), multiplied by the number of those options as of December 31, 2009.

Audit Committee report

The Audit Committee of the board of directors has furnished the following report:

As noted in the committee's charter, TI management is responsible for preparing the company's financial statements. The company's independent registered public accounting firm is responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The committee's role does not provide any special assurances with regard to TI's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

The committee has reviewed and discussed with management and the independent accounting firm, as appropriate, (1) the audited financial statements and (2) management's report on internal control over financial reporting and the independent accounting firm's related opinions.

The committee has discussed with the independent registered public accounting firm, Ernst & Young, the required communications specified by auditing standards together with guidelines established by the SEC and the Sarbanes-Oxley Act.

The committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board, regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young the firm's independence.

Based on the review and discussions referred to above, the committee recommended to the board of directors that the audited financial statements be included in the company's Annual Report on Form 10-K for 2009 for filing with the SEC.

Pamela H. Patsley, Chair   David L. Boren   Stephen P. MacMillan   Wayne R. Sanders

Proposal to ratify appointment of independent registered public accounting firm

The Audit Committee of the board has appointed Ernst & Young LLP to be TI's independent registered public accounting firm for 2010.

The board asks the stockholders to ratify the appointment of Ernst & Young. If the stockholders do not ratify the appointment, the Audit Committee will consider whether it should appoint another independent registered public accounting firm.

Representatives of Ernst & Young are expected to be present, and to be available to respond to appropriate questions, at the annual meeting. They have the opportunity to make a statement if they desire to do so; they have indicated that, as of this date, they do not.

The company has paid fees to Ernst & Young for the services described below:

Audit fees. Ernst & Young's Audit Fees were $6,774,000 in 2009 and $7,277,000 in 2008. The services provided in exchange for these fees were our annual audit, including the audit of internal control over financial reporting, reports on Form 10-Q, and statutory audits required internationally.

Audit-related fees. In addition to the Audit Fees, the company paid Ernst & Young $563,000 in 2009 and $556,000 in 2008. The services provided in exchange for these fees included employee benefit plan audits, access to Ernst & Young's online research tool, environmental certification audits, energy-usage certification audits for two non-U.S. subsidiaries and a research and development certification audit for a non-U.S. subsidiary.

Tax fees. Ernst & Young's fees for professional services rendered for tax compliance (preparation and review of tax returns), tax advice and tax planning (including expatriate tax services) were $407,000 in 2009 and $495,000 in 2008.

All other fees. Ernst & Young's fees for all other professional services rendered were $22,000 in 2009 and $38,000 in 2008 for audit services for the TI Foundation, as well as for various training programs.

Pre-approval policy. The Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the firm's independence.

Annually the independent registered public accounting firm and the Director of Internal Audits present to the Audit Committee services expected to be performed by the firm over the next 12 months. The Audit Committee reviews and, as it deems appropriate, pre-approves those services. The services and estimated fees are presented to the Audit Committee for consideration in the following categories: Audit, Audit-Related, Tax and All Other (each as defined in Schedule 14A of the Securities Exchange Act of 1934). For each service listed in those categories, the Committee receives detailed documentation indicating the specific services to be provided. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee reviews on at least a quarterly basis the services provided to date by the firm and the fees incurred for those services. The Audit Committee may revise the list of pre-approved services and related fees from time to time, based on subsequent determinations.

In order to respond to time-sensitive requests for services that may arise between regularly scheduled meetings of the Audit Committee, the Committee has delegated pre-approval authority to its Chair (the Audit Committee does not delegate to management its responsibilities to pre-approve services). The Chair reports pre-approval decisions to the Audit Committee and seeks ratification of such decisions at the Audit Committee's next scheduled meeting.

The Audit Committee or its Chair pre-approved all services provided by Ernst & Young during 2009.

The board of directors recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2010.

Additional information

Voting securities

As of February 16, 2010, 1,241,951,662 shares of the company's common stock were outstanding. This is the only class of capital stock entitled to vote at the meeting. Each holder of common stock has one vote for each share held. As stated in the notice of meeting, holders of record of the common stock at the close of business on February 16, 2010, may vote at the meeting or any adjournment of the meeting.

Security ownership of certain beneficial owners

The following table shows the only person who has reported beneficial ownership of more than 5 percent of the common stock of the company. Persons generally "beneficially own" shares if they have the right to either vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares.

Name and Address	Shares Owned at December 31, 2009	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	67,452,365 (1)	5.38%

(1) TI understands that BlackRock, Inc. has sole dispositive power and sole voting power for these shares.

Security ownership of directors and management

The following table shows the beneficial ownership of TI common stock by directors, nominees for director, the named executive officers and all executive officers, directors and nominees as a group. Each director, nominee and named executive officer has sole voting and sole investment power with respect to the shares owned. The table excludes shares held by a family member if a director, nominee or executive officer has disclaimed beneficial ownership. No director, nominee or executive officer has pledged shares of TI common stock.

Name	Shares Owned at December 31, 2009	Percent of Class
Directors and Nominees (1)		
J. R. Adams	158,971	*
R. W. Babb, Jr.	—	*
D. L. Boren	102,105	*
D. A. Carp	142,585	*
C. S. Cox	53,139	*
D. R. Goode	144,307	*
S. P. MacMillan	9,960	*
P. H. Patsley	68,158	*
W. R. Sanders	119,568	*
R. J. Simmons	125,835	*
R. K. Templeton	5,553,838	*
C. T. Whitman	70,228	*
Management (2)		
K. P. March	819,783	*
G. A. Lowe	1,250,491	*
K. J. Ritchie	1,315,871	*
R. G. Delagi	871,400	*
All executive officers and directors as a group (3)	16,077,971	1.30%

* less than 1 percent

(1) Included in the shares owned shown above are:

Director	Shares Obtainable within 60 Days	Shares Credited to 401(k) and Profit Sharing Accounts	Restricted Stock Units (in shares) (a)	Shares Credited to Deferred Compensation Account (b)
J. R. Adams	95,500	—	26,012	34,014
R. W. Babb, Jr. (c)	—	—	2,000	—
D. L. Boren	68,000	—	30,380	3,725
D. A. Carp	95,500	—	16,164	30,921
C. S. Cox	40,500	—	9,500	—
D. R. Goode	95,500	—	21,132	27,675
S. P. MacMillan	1,750	—	4,500	2,710
P. H. Patsley	40,500	—	9,500	18,158
W. R. Sanders	95,500	—	17,100	1,368
R. J. Simmons	95,500	—	15,500	14,835
R. K. Templeton	4,613,871	11,625	791,487	—
C. T. Whitman	55,500	—	9,500	5,228

(a) The non-employee directors' restricted stock units granted before 2007 are settled in TI stock generally upon the director's termination of service provided he or she has served at least eight years or has reached the company's retirement age for directors. Restricted stock units granted after 2006 are settled in TI stock generally upon the fourth anniversary of the grant date.

(b) The shares in deferred compensation accounts are issued following the director's termination of service.

(c) Mr. Babb was elected to the board effective March 15, 2010. As of that date he will be granted 2,000 restricted stock units pursuant to the terms of the 2009 Director Compensation Plan. For a discussion of that plan, please see page 59.

(2) Included in the shares owned shown above are:

Executive Officer	Shares Obtainable within 60 Days	Shares Credited to 401(k) and Profit Sharing Accounts	Restricted Stock Units (in shares)
K. P. March	645,806	1,875	163,334
G. A. Lowe	880,256	3,613	363,334
K. J. Ritchie	1,067,600	8,154	233,334
R. G. Delagi	671,895	10,853	188,334

(3) Includes:

(a) 12,658,272 shares obtainable within 60 days;

(b) 52,364 shares credited to 401(k) and profit sharing stock accounts;

(c) 2,957,754 shares subject to restricted stock unit awards; for the terms of these restricted stock units, please see pages 58-60 and 75-76; and

(d) 138,633 shares credited to certain non-employee directors' deferred compensation accounts; shares in deferred compensation accounts are issued following a director's termination of service.

Related person transactions

Because we believe that company transactions with directors and executive officers of TI or with persons related to TI directors and executive officers present a heightened risk of creating or appearing to create a conflict of interest, we have a written related person transaction policy that has been approved by the board of directors. The policy states that TI directors and executive officers should obtain the approvals specified below in connection with any related person transaction. The policy applies to transactions in which:

1. TI or any TI subsidiary is or will be a participant;
2. The amount involved exceeds or is expected to exceed $100,000 in a fiscal year; and

3. Any of the following (a "related person") has or will have a direct or indirect interest:
   (a) A TI director or executive officer, or an Immediate Family Member of a director or executive officer;
   (b) A stockholder owning more than 5 percent of the common stock of TI or an Immediate Family Member of such stockholder, or, if the 5 percent stockholder is not a natural person, any person or entity designated in the Form 13G or 13D filed under the SEC rules and regulations by the 5 percent stockholder as having an ownership interest in TI stock (individually or collectively, a "5 percent holder"); or
   (c) An entity in which someone listed in (a) or (b) above has a 5 percent or greater ownership interest, by which someone listed in (a) or (b) is employed, or of which someone listed in (a) or (b) is a director, principal or partner.

For purposes of the policy, an "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of a TI director, executive officer or 5 percent holder.

The policy specifies that a related person transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions or arrangements.

<u>Approval required</u>

Arrangement involving:	Approval required by:
Executive officer who is also a member of the TI board, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Governance and Stockholder Relations Committee
Chief compliance officer, any of his or her Immediate Family Members, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Governance and Stockholder Relations Committee
Any other director or executive officer, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Chief compliance officer in consultation with the Chair of the Governance and Stockholder Relations Committee
A 5 percent holder	Governance and Stockholder Relations Committee

No member of the Governance and Stockholder Relations Committee will participate in the consideration of a related person arrangement in which such member or any of his or her Immediate Family Members is the related person.

The approving body or persons will consider all of the relevant facts and circumstances available to them, including (if applicable) but not limited to: the benefits to the company of the arrangement; the impact on a director's independence; the availability of other sources for comparable products or services; the terms of the arrangement; and the terms available to unrelated third parties or to employees generally. The primary consideration is whether the transaction between TI and the related person (a) was the result of undue influence from the related person or (b) could adversely influence or appear to adversely influence the judgment, decisions or actions of the director or executive officer in meeting TI responsibilities or create obligations to other organizations that may come in conflict with responsibilities to TI.

No related person arrangement will be approved unless it is determined to be in, or not inconsistent with, the best interests of the company and its stockholders, as the approving body or persons shall determine in good faith.

The chief compliance officer will provide periodic reports to the committee on related person transactions. Any related person transaction brought to the attention of the chief compliance officer or of which the chief compliance officer becomes aware that is not approved pursuant to the process set forth above shall be terminated as soon as practicable.

Compensation committee interlocks and insider participation

During 2009, Mr. Carp, Ms. Cox, and Mr. Goode served on the Compensation Committee. No committee member (i) was an officer or employee of TI, (ii) was formerly an officer of TI, or (iii) had any relationship requiring disclosure under the SEC's rules governing disclosure of related person transactions (Item 404 of Regulation S-K). No executive officer of TI served as a director or member of the compensation committee of another entity, one of whose directors or executive officers served as a member of our board of directors or a member of the Compensation Committee.

Cost of solicitation

The solicitation is made on behalf of our board of directors. TI will pay the cost of soliciting these proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses they incur in sending these proxy materials to you if you are a beneficial holder of our shares.

Without receiving additional compensation, officials and regular employees of TI may solicit proxies personally, by telephone, fax or e-mail from some stockholders if proxies are not promptly received. We have also hired Georgeson Inc. to assist in the solicitation of proxies at a cost of $12,000 plus out-of-pocket expenses.

Stockholder proposals for 2011

If you wish to submit a proposal for possible inclusion in TI's 2011 proxy material, we must receive your notice, in accordance with rules of the SEC, on or before November 4, 2010. Proposals are to be sent to: Texas Instruments Incorporated, 12500 TI Boulevard, MS 8658, Dallas, Texas, 75243, Attn: Secretary.

If you wish to submit a proposal at the 2011 annual meeting (but not seek inclusion of the proposal in the company's proxy material), we must receive your notice, in accordance with the company's by-laws, on or before January 15, 2011.

All suggestions from stockholders concerning the company's business are welcome and will be carefully considered by TI's management. To ensure that your suggestions receive appropriate review, the G&SR Committee from time to time reviews correspondence from stockholders and management's responses. Stockholders are thereby given access at the board level without having to resort to formal stockholder proposals. Generally, the board prefers you present your views in this manner rather than through the process of formal stockholder proposals. Please see page 54 for information on contacting the board.

Vote required

Quorum

A quorum of stockholders is necessary to hold a valid meeting. If at least a majority of the shares of TI stock issued and outstanding and entitled to vote are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes (see below) are counted as present for purposes of establishing a quorum.

Broker non-votes

Broker non-votes occur when a beneficial owner holding company stock through a broker does not provide the broker with voting instructions as to the election of directors or any other matter on which the broker is not permitted to exercise its discretion and vote without specific instruction.

Election of directors

Directors must be elected by a majority of the votes present at the meeting and entitled to be cast in the election. You may vote "for," "against," or "abstain." Abstentions have the same effect as votes "against." Broker non-votes are not counted as votes "for" or "against."

Ratification of the appointment of the independent registered accounting firm and other matters

The appointment of the auditors is ratified, and any other matter that may be submitted at the meeting is approved, if a majority of the votes present at the meeting vote "for" the proposal. You may vote "for," "against" or "abstain." Abstentions and broker non-votes have the same effect as votes "against."

Benefit plan voting

If you are a participant in the TI Contribution and 401(k) Savings Plan, or the TI 401(k) Savings Plan, you are a "named fiduciary" under the plans and are entitled to direct the voting of shares allocable to your accounts under these plans. The trustee administering your plan will vote your shares in accordance with your instructions. If you wish to instruct the trustee on the voting of shares held for your accounts, you should do so by April 12, 2010, in the manner described in the notice of meeting.

Additionally, participants under the plans are designated as "named fiduciaries" for the purpose of voting TI stock held under the plans for which no voting direction is received. TI shares held by the TI 401(k) savings plans for which no voting instructions are received by April 12, 2010, will be voted in the same proportions as the shares in the plans for which voting instructions have been received by that date.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Securities Exchange Act of 1934 requires certain persons, including the company's directors and executive officers, to file reports with the SEC regarding beneficial ownership of certain equity securities of the company. During 2009, all reports were timely filed.

Telephone and Internet voting

Registered stockholders and benefit plan participants. Stockholders with shares registered directly with Computershare (TI's transfer agent) and participants who beneficially own shares in a TI benefit plan may vote telephonically by calling (800) 690-6903 (within the U.S. and Canada only, toll-free) or via the Internet at www.proxyvote.com.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. TI has been advised by counsel that the telephone and Internet voting procedures, which have been made available through Broadridge Investor Communication Solutions, Inc., are consistent with the requirements of applicable law.

Stockholders with shares registered in the name of a brokerage firm or bank. A number of brokerage firms and banks offer telephone and Internet voting options. These programs may differ from the program provided to registered stockholders and benefit plan participants. Check the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and Internet access providers, that must be borne by the stockholder.

Stockholders sharing the same address

To reduce the expenses of delivering duplicate proxy materials, we are taking advantage of the SEC's "householding" rules which permit us to deliver only one set of proxy materials to stockholders who share an address unless otherwise requested. If you share an address with another stockholder and have received only one set of proxy materials, you may request a separate copy of these materials at no cost to you by calling Investor Relations at (972) 995-3773 or by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by calling (800) 542-1061 or writing to Investor Relations at the address given above.

Electronic delivery of proxy materials

As an alternative to receiving printed copies of these materials in future years, we are pleased to offer stockholders the opportunity to receive proxy mailings electronically. To request electronic delivery, please vote via the Internet at www.proxyvote.com and, when prompted, enroll to receive or access proxy materials electronically in future years. After the meeting date, stockholders holding shares through a broker or bank may request electronic delivery by visiting www.icsdelivery.com/ti and entering information for each account held by a bank or broker. If you are a registered stockholder and would like to request electronic delivery, please visit www-us.computershare.com/investor or call TI Investor Relations at (972) 995-3773 for more information. If you are a participant in a TI benefit plan and would like to request electronic delivery, please call TI Investor Relations for more information.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 15, 2010. This 2010 proxy statement and the company's 2009 annual report are accessible at: www.proxyvote.com.

Sincerely,



Joseph F. Hubach
Senior Vice President,
Secretary and General Counsel

March 4, 2010
Dallas, Texas

Directions and other annual meeting information

Directions

From DFW airport: Take the North Airport exit to IH-635E. Take IH-635E to the Greenville Avenue exit. Turn right (South) on Greenville. Turn right (West) on Forest Lane. Texas Instruments will be on your right at the second traffic light. Please use the North entrance to the building.

From Love Field airport: Take Mockingbird Lane East to US-75N (Central Expressway). Travel North on 75N to the Forest Lane exit. Turn right (East) on Forest Lane. You will pass two traffic lights. At the third light, the entrance to Texas Instruments will be on your left. Please use the North entrance to the building.

Parking

There will be reserved parking for all visitors at the North Lobby. Visitors with special needs requiring assistance will be accommodated at the South Lobby entrance.

Security

Please be advised that TI's security policy forbids weapons, cameras and audio/video recording devices inside TI buildings. All bags will be subject to search upon entry into the building.

Board of directors, executive officers

Directors

Richard K. Templeton
Chairman of the Board,
President and
Chief Executive Officer,
Texas Instruments Incorporated

James R. Adams
Retired Chairman of the Board,
Texas Instruments Incorporated;
Retired Group President,
SBC Communications Inc.

Ralph W. Babb, Jr.*
Chairman of the Board and
Chief Executive Officer,
Comerica Incorporated and
Comerica Bank

David L. Boren
President, The University of
Oklahoma

Daniel A. Carp
Retired Chairman of the Board
and Chief Executive Officer,
Eastman Kodak Company

*effective March 15, 2010

Carrie S. Cox
Former Executive Vice President
and President, Global
Pharmaceuticals business,
Schering-Plough Corporation

David R. Goode
Retired Chairman of the Board,
Norfolk Southern Corporation

Stephen P. MacMillan
Chairman of the Board, President
and Chief Executive Officer,
Stryker Corporation

Pamela H. Patsley
Chairman of the Board and
Chief Executive Officer,
MoneyGram International, Inc.

Wayne R. Sanders
Retired Chairman of the Board,
Kimberly-Clark Corporation

Ruth J. Simmons
President, Brown University

Christine Todd Whitman
President, The Whitman
Strategy Group

Executive officers

Richard K. Templeton
Chairman of the Board,
President and Chief Executive Officer

Stephen A. Anderson
Senior Vice President

R. Gregory Delagi
Senior Vice President

Arthur L. George, Jr.
Senior Vice President

Michael J. Hames
Senior Vice President

David K. Heacock
Senior Vice President

Joseph F. Hubach
Senior Vice President, Secretary
and General Counsel

Melendy E. Lovett
Senior Vice President;
President, Education Technology

Gregg A. Lowe
Senior Vice President

Kevin P. March
Senior Vice President and
Chief Financial Officer

Robert K. Novak
Senior Vice President

Kevin J. Ritchie
Senior Vice President

John J. Szczsponik, Jr.
Senior Vice President

Teresa L. West
Senior Vice President

Darla H. Whitaker
Senior Vice President

Stockholder and other information

Stockholder records information
First class, registered and certified mail:
Computershare Investor Services, L.L.C.
P. O. Box 43036
Providence, RI 02940-3036

Overnight delivery:
Computershare Investor Services, L.L.C.
250 Royall Street, Mail Stop 1A
Canton, MA 02021

Toll free: 800-981-8676
Phone: 312-360-5151

For general information:
www.computershare.com/contactus
www-us.computershare.com

SEC Form 10-K
Stockholders may obtain a copy of the company's annual report to the Securities and Exchange Commission on Form 10-K (except for exhibits) and its audited financial statements without charge by writing to:
Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199

Certifications
The certifications of the Chief Executive Officer and the Chief Financial Officer of TI required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits 31(a) and 31(b), respectively, to TI's Form 10-K for the fiscal year ended December 31, 2009.

As required by the New York Stock Exchange listing standards, an unqualified annual certification indicating compliance with the listing standards was signed by TI's Chief Executive Officer and submitted on April 24, 2009.


TEXAS INSTRUMENTS

Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199

www.ti.com

TXN
LISTED
NYSE


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001941
© 1996 Forest Stewardship Council

10%

TI-30001K